centerraGOLD

Building a Strong Platform for Future Growth

2025 ANNUAL REPORT

Building a Strong Platform

for Future Growth

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The company also owns the Kemess Project in British Columbia, Canada, the Goldfield Project in Nevada, United States, and owns and operates the Molybdenum Business Unit in the United States and Canada.

In 2025, Centerra produced **275,316 ounces of gold** and **50.5 million pounds of copper** at a consolidated gold production cost of **$1,259 per ounce** and all-in sustaining costs of **$1,614 per ounce** on a by-product basis.



Centerra's shares trade on the Toronto Stock Exchange ("TSX") under the symbol CG and on the New York Stock Exchange ("NYSE") under the symbol CGAU.

Centerra is based in Toronto, Ontario, Canada.

ÖKSÜT
KAYSERI, TÜRKIYE

GOLDFIELD PROJECT
NEVADA, USA

MOUNT MILLIGAN
BC, CANADA

LANGELOTH METALLURGICAL FACILITY
PENNSYLVANIA, USA

KEMESS
BC, CANADA

ENDAKO
BC, CANADA

THOMPSON CREEK
IDAHO, USA

- Operating Mines
- Development Projects
- Molybdenum Business Unit

MESSAGE FROM
The President and CEO



We maintained a robust financial position, ending the year with $529 million in cash and cash equivalents, and no debt. Our financial strength positions us to continue delivering value to shareholders while providing the flexibility to fully fund our growth pipeline from existing liquidity and pursue strategic equity investments.

PAUL TOMORY
President and Chief Executive Officer

Dear Centerra Gold Shareholders,

2025 was a year of strong momentum, marked by meaningful progress across our operations and growth initiatives. We delivered strong production and beat our cost guidance, highlighting the work our site teams have been doing to maximize operational efficiency and execute on our plans. We also strengthened our portfolio of long-life, polymetallic assets, and continued to return capital to shareholders, all while keeping safety and responsible mining at the core of how we operate. As we move into 2026, our outlook remains strong as we focus on advancing our self-funded organic growth strategy to increase our production profile and create long-term value for our shareholders.

Executing on Our Growth Strategy

Throughout the year, we delivered key milestones across our operating and development assets, advancing our strategy to unlock value across the portfolio. In September, we published the Mount Milligan Pre-Feasibility Study, outlining an optimized mine plan, extending the mine life by approximately 10 years to 2045, supported by a fully funded and disciplined growth capital plan. Mount Milligan remains a strategic cornerstone asset in Centerra's portfolio. With 20 years of mine life, we expect Mount Milligan will continue to deliver meaningful gold and copper production, provide

strong cash flow generation and offer a significant opportunity for future exploration potential in a top-tier mining jurisdiction.

In August, we made a decisive step forward at the Goldfield project in Nevada. Following the release of a technical study highlighting attractive economics, we approved the execution of the project and immediately started detailed engineering and early procurement activities for construction. First production is expected by the end of 2028, which would grow Centerra's near-term gold production profile, generate robust cash flow and deliver significant value to shareholders. We believe Goldfield to be ideally positioned in our project development pipeline, bringing gold production online as we continue to advance development of the longer-life Mount Milligan and Kemess gold-copper assets in British Columbia.

In January 2026, we released an updated mineral resource and the results of a Preliminary Economic Assessment ("PEA") for the Kemess project in British Columbia, showing robust economics. The Kemess PEA represents an important step forward in advancing Centerra's organic growth pipeline in British Columbia. We see an opportunity for Kemess to become Centerra's second long-life gold-copper asset in the province, complementing Mount Milligan and strengthening our presence in the Toodoggone, one


of the most prospective mining jurisdictions in North America. We are now focused on advancing technical work towards a Pre-Feasibility Study expected in 2027.

Safety and Responsible Mining

Safety is fundamental to how we operate at Centerra and remains our highest priority. Throughout the year, we continued to advance our "Work Safe | Home Safe" program, reinforcing individual accountability and strengthening our collective ability to recognize and manage risk before incidents occur. In June, we hosted our annual Health & Safety Summit at our head office in Toronto, welcoming employees and leadership to share operational best practices and analyze operations to identify systemic issues. We continue to make ongoing investments in safety leadership and comprehensive site-level training, and we have increased our focus on leading indicators. These actions reinforce our commitment to fostering a strong, proactive safety culture that supports the well-being of our people and the sustainability of our business.

Commitment to Sustainability and Community

Sustainability remained a core focus for Centerra in 2025, as we made meaningful progress across our sustainability priorities.

During the year, we reinforced our commitment to safe and environmentally responsible operations by strengthening our Climate Change Strategy through site-led decarbonization initiatives and continued improvements in environmental management practices across our operations. These efforts included renewable diesel evaluations at Mount Milligan and ISO certifications related to energy, water, and greenhouse gas management at Öksüt.

Community engagement and shared economic value remain central to our sustainability approach, supported by continued investment in programs that advance education, social development, and local well-being. Across our operating jurisdictions, we increased local procurement spending year-over-year, strengthened partnerships with Indigenous-owned and affiliated businesses, and enhanced employment opportunities through targeted training initiatives with First Nations communities.

We continue to advance our diversity and inclusion program. In 2025, we surpassed our gender diversity targets for the second consecutive year, maintaining strong representation of women at both the Board and executive leadership levels.

We believe strong sustainability and community performance are essential to long-term value creation and remain committed to integrating these principles into our operations and growth strategy. We look forward to providing more details on our 2025 achievements in our upcoming annual sustainability report to be published later in 2026.

Financial Resilience and Disciplined Capital Returns

Financial resilience remains a defining strength of Centerra's business. In 2025, we delivered strong production results in line with our guidance and beat our cost guidance at Öksüt and Mount Milligan, producing 275,316 ounces of gold and 50.5 million pounds of copper at a consolidated gold production cost of $1,259 per ounce and all-in sustaining costs on a by-product basis of $1,614 per ounce, on a consolidated basis.

This performance supported strong cash flow generation, and we maintained a robust financial position, ending the year with $529 million in cash and cash equivalents, and no debt. Our financial strength positions us to continue delivering value to shareholders while providing the flexibility to fully fund our growth pipeline from existing liquidity and pursue strategic equity investments. In 2025, we returned $135 million to shareholders through dividends and share buybacks while also investing in our project development pipeline. Our disciplined approach to capital allocation reflects our focus on balancing growth with shareholder returns.

Looking Ahead

As we look to 2026, our focus remains on executing our strategy to unlock the full potential of our portfolio. Our priorities are centred on the safe and reliable operation of our existing assets, the advancement of approved development projects, and the progression of technical studies that support future growth. Through this disciplined and balanced approach, we continue to enhance the long-term value of our asset portfolio and are well positioned to deliver resilient production and cash flow through the mid-2040's.

Our strategy remains clear – optimize our operations, advance our self-funded growth, and deliver sustainable value for shareholders. On behalf of our entire team, I thank you for your continued trust and support.

(signed) "Paul Tomory"

Paul Tomory

President and Chief Executive Officer, Centerra Gold Inc.

Management's Discussion and Analysis

For the Years Ended December 31, 2025 and 2024



This Management's Discussion and Analysis ("MD&A") has been prepared as of February 19, 2026 and is intended to provide a review of the financial position and results of operations of Centerra Gold Inc. ("Centerra" or the "Company") for the year ended December 31, 2025 in comparison with the corresponding period ended December 31, 2024. This discussion should be read in conjunction with the Company's audited consolidated financial statements and the notes thereto for the year ended December 31, 2025 and notes thereto prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") available at www.centerragold.com and on SEDAR+ ("SEDAR") at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. In addition, this discussion contains forward-looking information regarding Centerra's business and operations. Such forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. See "Cautionary Statement on Forward- Looking Information" below. All dollar amounts are expressed in United States dollars ("USD"), except as otherwise indicated. All references in this document denoted with ^{NG} indicate a "specified financial measure" within the meaning of National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators. None of these measures are standardized financial measures under IFRS and these measures may not be comparable to similar financial measures disclosed by other issuers. See section "Non-GAAP and Other Financial Measures" below for a discussion of the specified financial measures used in this document and a reconciliation to the most directly comparable IFRS measures.

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact contained or incorporated by reference in this document, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking information or forward-looking statements within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbor" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this document. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "aimed", "anticipate", "believe", "beyond", "commenced", "continue", "expect", "extend", "evaluate", "finalizing", "focused", "forecast", "goal", "intend", "in line", "ongoing", "optimistic", "on track", "plan", "potential", "preliminary", "project", "pursuing", "target", or "update", or variations of such words and phrases and similar expressions or statements that certain actions, events or results "may", "could", "would" or "will" be taken, occur or be achieved or the negative connotation of such terms.

Such statements include, but may not be limited to: statements regarding 2026 guidance, outlook and expectations, including, but not limited to, production, costs, capital expenditures, grade profiles, cash flow, care and maintenance, PP&E and reclamation costs, recoveries, processing, inflation, depreciation, depletion and amortization, taxes and annual royalty payments; the ability of the Company to finance the majority of expenditures and capital requirements from the cash flows provided by the Mount Milligan Mine and Öksüt Mine; exploration potential, budgets, focuses, programs, targets and projected exploration results; gold, copper and molybdenum prices; market conditions; the declaration, payment and sustainability of the Company's dividends; the continuation of the Company's normal course issuer bid ("NCIB") and automatic share purchase plan and the timing, methods and quantity of any purchases of Shares under the NCIB; compliance with applicable laws and regulations pertaining to the NCIB; the availability of cash for repurchases of Common Shares under the NCIB; the timing of the resumption of operations at the Langeloth Metallurgical Facility following the temporary suspension in January 2026 and the financial or operational impact of such incident; the development and construction of Goldfield, including the timing of engineering completion, long-lead procurement and site establishment works; Goldfield's life of mine, average annual production and costs including its initial capital costs and the expectation to fund this from the Company's existing liquidity; the timing of first production at Goldfield and the impact it would have on Centerra's production profile, cash flow and value to shareholders; the ability for Goldfield to provide a streamlined, low-risk development path, with first production targeted by the end of 2028; the success of an optimized mine plan at Mount Milligan including the construction of additional tailings capacity and any increased mill throughput; the future success of Kemess, the timing and content of a Preliminary Economic Assessment ("PEA") and accompanying update on its technical concept including mining methods and its ability to complement Mount Milligan as a cornerstone asset; the ability of the existing infrastructure at Kemess to lower execution risk for the project and the possibility that any additional infrastructure will complement it; the success of an infill and grade control drilling program at Mount Milligan and its ability to enhance geological



confidence; the timing of gold and copper production and sales at Mount Milligan and gold production and sales at Öksüt; the Öksüt Optimization study; the timing and capital required for the restart of Thompson Creek; royalty rates and taxes in Türkiye; financial hedges; and other statements that express management's expectations or estimates of future plans and performance, operational, geological or financial results, estimates or amounts not yet determinable and assumptions of management.

The Company cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, geopolitical and competitive uncertainties and contingencies, which may prove to be incorrect. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Risk factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: (A) strategic, legal, planning and other risks, including: political risks associated with the Company's operations in Türkiye, the USA and Canada; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, government royalties, tariffs, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; the risk of claims, investigations or proceedings arising from operational incidents, including potential third-party claims for personal injury, property damage or business interruption; the impact of any sanctions or tariffs imposed by Canada, the United States or other jurisdictions; potential defects of title in the Company's properties that are not known as of the date hereof; permitting and development of our projects, including tailings facilities, being consistent with the Company's expectations; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company's properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company's business to the volatility of gold, copper, molybdenum and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company's mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company's production and cost estimates; persistent inflationary pressures on key input prices; the impact of restrictive covenants in the Company's credit facilities and in the Royal Gold Streaming Agreement which may, among other things, restrict the Company from pursuing certain business activities. including paying dividends or repurchasing shares under its NCIB, or making distributions from its subsidiaries; the Company's ability to obtain future financing; sensitivity to fuel price volatility; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company's short-term investments; the Company's ability to make payments, including any payments of principal and interest on the Company's debt facilities, which depends on the cash flow of its subsidiaries; the ability to obtain adequate insurance coverage; changes to taxation laws or royalty structures in the jurisdictions where the Company operates, and (C) risks related to operational matters and geotechnical issues and the Company's continued ability to successfully manage such matters, including: unanticipated ground and water conditions; the stability of the pit walls at the Company's operations leading to structural cave-ins, wall failures or rock-slides; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water, where applicable; there being no significant disruptions affecting the activities of the Company whether due to extreme weather events or other related natural disasters, labour disruptions, supply disruptions, power disruptions, damage to equipment or other force majeure events; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company's supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events (including, but not limited to: labour action, flooding, landslides, seismic activity, wildfires, earthquakes, pandemics, or other global events such as wars); lower than expected ore grades or recovery rates; the success of the Company's future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company's insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra's workforce and operations may be exposed to widespread epidemic or pandemic; seismic activity, including earthquakes; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company's operating properties and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; regulations regarding greenhouse gas emissions



and climate change; significant volatility of molybdenum prices resulting in material working capital changes and unfavourable pressure on viability of the molybdenum business; the Company's ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company's ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; risk of cyber incidents such as cybercrime, malware or ransomware, data breaches, fines and penalties; and, the Company's ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns, and project resources.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this document are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, those set out in the Company's latest Annual Report on Form 40-F/Annual Information Form and Management's Discussion and Analysis, each under the heading "Risk Factors", which are available on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov/edgar). The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this document.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.


TABLE OF CONTENTS



Overview

Centerra's Business

Centerra is a Canada-based mining company focused on operating, developing, exploring, and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra's principal operations are the Mount Milligan gold-copper mine located in British Columbia, Canada (the "Mount Milligan Mine"), and the Öksüt gold mine located in Türkiye (the "Öksüt Mine"). The Company also owns the Kemess project (the "Kemess Project") in British Columbia, Canada, the Goldfield Project in Nevada, United States, as well as exploration properties in Canada, the United States of America ("USA"), and Türkiye. The Company also owns and operates a Molybdenum Business Unit ("Molybdenum BU"), which includes the Langeloth metallurgical processing facility, operating in Pennsylvania, USA (the "Langeloth Facility"), and two primary molybdenum properties: the Thompson Creek Mine in Idaho, USA, and the Endako Mine (75% ownership) in British Columbia, Canada.

As at December 31, 2025, Centerra's significant subsidiaries were as follows:

Entity	Property - Location	Current Status	Ownership
Thompson Creek Metals Company Inc.	Mount Milligan Mine - Canada	Operation	100%
	Endako Mine - Canada	Care and maintenance	75%
Öksüt Madencilik A.S.	Öksüt Mine - Türkiye	Operation	100%
Thompson Creek Mining Co.	Thompson Creek Mine - USA	Development	100%
Langeloth Metallurgical Company LLC	Langeloth Facility - USA	Operation	100%
Gemfield Resources LLC	Goldfield Project - USA	Development	100%
AuRico Metals Inc.	Kemess Project - Canada	Exploration and evaluation	100%

The Company's common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbols "CG" and "CGAU", respectively.

As at February 19, 2026, there are 200,093,489 common shares issued and outstanding, options to acquire 2,148,451 common shares outstanding under the Company's stock option plan, and 783,021 restricted share units redeemable for common shares outstanding under the Company's restricted share unit plan (redeemable on a 1:1 basis for common shares).



Overview of Consolidated Financial and Operating Highlights

($millions, except as noted)	Three months ended December 31,			Years ended December 31,		
	2025	2024	**% Change**	**2025**	2024	**% Change**
Financial Highlights						
Revenue	**401.6**	302.4	33 %	**1,384.6**	1,214.5	14 %
Production costs	**211.4**	190.6	11 %	**808.5**	710.3	14 %
Depreciation, depletion, and amortization ("DDA")	**25.6**	32.5	(21)%	**112.2**	126.2	(11)%
Earnings from mine operations	**164.6**	79.3	108 %	**463.8**	378.0	23 %
Net earnings (loss)	**192.8**	(52.5)	467 %	**584.0**	80.4	626 %
Adjusted net earnings[1]	**83.2**	36.6	127 %	**228.6**	152.9	50 %
Adjusted EBITDA[1]	**140.2**	80.3	75 %	**448.4**	362.9	24 %
Cash provided by operating activities	**103.1**	92.8	11 %	**348.6**	298.4	17 %
Free cash flow[1]	**12.0**	47.0	(74)%	**95.0**	138.6	(31)%
Additions to property, plant and equipment ("PP&E")	**115.2**	41.9	175 %	**295.5**	174.8	69 %
Capital expenditures - total[1]	**96.0**	46.5	106 %	**255.2**	160.1	59 %
Sustaining capital expenditures[1]	**34.1**	19.5	75 %	**103.6**	101.6	2 %
Non-sustaining capital expenditures[1]	**61.9**	27.0	129 %	**151.6**	58.5	159 %
Net earnings per common share - $/share basic[2]	**0.96**	(0.25)	484 %	**2.85**	0.38	657 %
Adjusted net earnings per common share - $/share basic[1][2]	**0.41**	0.17	141 %	**1.12**	0.72	56 %
Operating highlights						
Gold produced (oz)	**70,853**	73,224	(3)%	**275,316**	368,104	(25)%
Gold sold (oz)	**68,143**	83,876	(19)%	**271,210**	368,183	(26)%
Average market gold price ($/oz)	**4,145**	2,664	56 %	**3,439**	2,388	44 %
Average realized gold price ($/oz)[3]	**3,415**	2,207	55 %	**2,994**	2,078	44 %
Copper produced (000s lbs)	**13,038**	12,769	2 %	**50,476**	54,342	(7)%
Copper sold (000s lbs)	**12,541**	16,361	(23)%	**50,029**	57,897	(14)%
Average market copper price ($/lb)	**5.03**	4.17	21 %	**4.51**	4.15	9 %
Average realized copper price ($/lb)[3]	**4.69**	2.88	63 %	**3.96**	3.25	22 %
Molybdenum roasted (000 lbs)[5]	**3,616**	2,884	25 %	**14,243**	10,164	40 %
Molybdenum sold (000s lbs)	**3,607**	2,858	26 %	**14,048**	10,912	29 %
Average market molybdenum price ($/lb)	**22.83**	21.71	5 %	**22.11**	21.30	4 %
Average realized molybdenum price ($/lb)[3]	**23.78**	22.67	5 %	**22.60**	22.05	2 %
Unit costs						
Gold production costs ($/oz)[4]	**1,259**	1,096	15 %	**1,297**	913	42 %
All-in sustaining costs on a by-product basis ($/oz)[1][4]	**1,646**	1,296	27 %	**1,614**	1,148	41 %
Gold - All-in sustaining costs on a co-product basis ($/oz)[1][4]	**2,042**	1,446	41 %	**1,872**	1,270	47 %
Copper production costs ($/lb)[4]	**1.99**	1.89	5 %	**2.11**	2.04	3 %
Copper - All-in sustaining costs on a co-product basis ($/lb)[1][4]	**2.49**	2.12	17 %	**2.56**	2.47	4 %

[1] Non-GAAP financial measure. See discussion under "Non-GAAP and Other Financial Measures".
[2] As at December 31, 2025, the Company had 199,806,355 common shares issued and outstanding.
[3] This supplementary financial measure within the meaning of National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure ("NI 51-112") is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Agreement (defined below), copper hedges and mark-to-market adjustments on metal sold not yet finally settled.
[4] All per unit costs metrics are expressed on a metal sold basis.
[5] Amount does not include 1.4 million pounds of molybdenum roasted of toll material for the three months ended and 4.3 million pounds for the twelve months ended December 31, 2025 (0.8 million pounds for three months ended and 2.3 million pounds for twelve months ended December 31, 2024).

Overview of Consolidated Results

Fourth Quarter 2025 compared to Fourth Quarter 2024

Net earnings of $192.8 million were recognized in the fourth quarter of 2025, compared to net loss of $52.5 million in the fourth quarter of 2024. The increase in net earnings was primarily due to:

- an impairment reversal of $147.6 million, related to the Kemess Project as a result of additional technical studies and project optimizations which in conjunction with increased long-term gold prices significantly improved the economics compared to a non-cash impairment loss of $193.6 million related to the Goldfield Project recognized in the fourth quarter of 2024, and
- higher earnings from mine operations of $164.6 million recognized in the fourth quarter of 2025 compared to $79.3 million in the fourth quarter of 2024. The increase in earnings from mine operations was primarily due to higher average realized gold prices at the Öksüt Mine and higher average realized gold and copper prices and lower depreciation, depletion and amortization ("DDA") at the Mount Milligan Mine. The increase was partially offset by lower ounces of gold sold at the Öksüt Mine and lower gold ounces and copper pounds sold at the Mount Milligan Mine.

The increase in net earnings was partially offset by:

- higher other operating expenses of $29.9 million in the fourth quarter of 2025 compared to other operating income of $28.0 million in the fourth quarter of 2024. The increase in the other operating expenses is primarily attributable to an unrealized loss of $26.1 million on the financial asset related to the additional agreement with RGLD Gold AG (together with Royal Gold, Inc., "Royal Gold") dated February 13, 2024 to increase cash payments for the Mount Milligan Mine's gold and copper delivered to Royal Gold based on the delivery of certain threshold amounts from shipments occurring after January 1, 2024 ("Additional Royal Gold Agreement");
- higher share-based compensation expenses of $16.9 million recognized in the fourth quarter of 2025 compared to $0.8 million in the fourth quarter of 2024. The increase in share-based compensation expenses is primarily due to a higher share price;
- lower unrealized gain of $12.7 million that was recognized in the fourth quarter of 2025 compared to $63.1 million in the fourth quarter of 2024 on the re-measurement of the amount due from Equinox Gold Corp. ("Equinox Gold") in relation to the sale of Centerra's 50% interest in the Greenstone Gold Mines Partnership in 2021, reflecting updated gold price assumptions related to the final portion of contingent consideration owing to the Company from Equinox Gold; and
- higher income tax expense of $64.8 million recognized in the fourth quarter of 2025 compared to income tax expense of $18.2 million in the fourth quarter of 2024, attributable to a drawdown on deferred income tax assets related to earnings at the Mount Milligan Mine, and higher income tax expense resulting from an increase in taxable income and higher withholding tax at the Öksüt Mine.

Adjusted net earnings[NG] of $83.2 million were recognized in the fourth quarter of 2025, compared to adjusted net earnings[NG] of $36.6 million in the fourth quarter of 2024. As discussed above, the increase in adjusted net earnings[NG] was primarily due to higher earnings from mine operations, partially offset by higher income tax expense and higher share-based compensation expenses.

The main adjusting items to net earnings, net of tax, in the fourth quarter of 2025 were:

- $144.8 million related to the impairment reversal of the Kemess Project;
- $17.1 million of unrealized loss, on the financial asset related to the Additional Royal Gold Agreement;
- $35.3 million of deferred income tax adjustments reflecting primarily the impact of deferred withholding tax at the Öksüt Mine, the impact of foreign exchange rate movement and changes in taxable differences on deferred tax assets and liabilities at the Mount Milligan Mine;
- $12.7 million of unrealized gain on the re-measurement of the amount due related to the sale of the Company's interest in the Greenstone Gold Mines Partnership in 2021; and



- $5.5 million of unrealized gain on non-strategic equity investments recorded at fair value through profit and loss ("FVTPL").

The main adjusting items to net earnings, net of tax, in the fourth quarter of 2024 were:

- $193.6 million of a non-cash impairment loss related to the Goldfield Project;
- $63.1 million of an incremental gain on the sale of Greenstone Partnership;
- $33.9 million of unrealized gain on the financial asset related to the Additional Royal Gold Agreement; and
- $9.9 million of unrealized gain on foreign exchange mainly from the movement in foreign currency exchange rates on the reclamation provision at the Endako Mine and Kemess Project.

Cash provided by operating activities was $103.1 million in the fourth quarter of 2025, compared to $92.8 million in the fourth quarter of 2024. The increase was primarily attributable to $85.3 million higher earnings from mine operations as discussed above, partially offset by higher cash taxes paid at the Öksüt Mine and a $56.0 million unfavorable working capital change. The unfavorable working capital change was primarily related to $37.9 million unfavorable working capital movement at the Mount Milligan Mine due to the timing of sales and cash collection from shipments and an $8.1 million unfavorable working capital movement at the Langeloth Facility from the inventory build-up in anticipation of ongoing production capacity ramp-up.

Free cash flow[NG] of $12.0 million was recognized in the fourth quarter of 2025, compared to free cash flow[NG] of $47.0 million in the fourth quarter of 2024. The decrease in free cash flow[NG] was primarily due to higher property, plant and equipment additions primarily related to a $23.5 million increase in capital spending at the Thompson Creek Mine, timing of capital spending at the Mount Milligan Mine and the Öksüt Mine, partially offset by higher cash provided by operating activities as outlined above.

Year ended December 31, 2025 compared to December 31, 2024

Net earnings of $584.0 million were recognized in 2025, compared to net earnings of $80.4 million in 2024. The increase in net earnings was primarily due to:

- an impairment reversal of $341.1 million related to the Goldfield and Kemess Projects as outlined above;
- higher earnings from mine operations of $463.8 million in 2025 compared to $378.0 million in 2024. The increase in earnings from mine operations was primarily due to higher average realized gold and copper prices, lower DDA at the Mount Milligan Mine and higher average realized gold prices at Öksüt Mine. These impacts were partially offset by lower ounces of gold sold and higher royalty expense at the Öksüt Mine and lower gold ounces and copper pounds sold at the Mount Milligan Mine; and
- lower expensed exploration and evaluation costs of $50.7 million recognized in 2025, compared to $70.7 million in 2024. The decrease was primarily attributable to a $21.0 million decrease in project evaluation costs at the Thompson Creek Mine, as the costs are now capitalized for this project.

The increase in net earnings was partially offset by:

- higher other operating expenses of $12.6 million in 2025 compared to $2.4 million in 2024. The increase in the other operating expenses is primarily attributable to lower unrealized gain of $3.0 million in 2025 compared to $23.5 million in 2024 on the financial asset related to the Additional Royal Gold Agreement;
- higher share-based compensation expenses of $27.9 million recognized in 2025 compared to $5.2 million in 2024 primarily attributable to a higher share price;
- a lower unrealized gain of $50.5 million was recognized in 2025 compared to $63.1 million in 2024 due to the re-measurement of the amount due from Equinox Gold in relation to the sale of Centerra's 50% interest in the Greenstone Gold Mines Partnership in 2021, reflecting updated gold price assumptions related to the final portion of contingent consideration owing to the Company from Equinox Gold;

- a lower reclamation recovery of $7.5 million recognized in 2025 compared to $25.3 million in 2024 primarily attributable to changes in the risk-free interest rates applied to discount the estimated provision for future reclamation cash outflows at the Endako Mine and Kemess Project. In addition, there was a reclamation recovery of $15.1 million recognized in 2024 at the Thompson Creek Mine from the increase in the risk-free interest rates applied to discount the estimated provision for future reclamation cash outflows. No reclamation expense or recovery was recognized at the Thompson Creek Mine in 2025 due to the commencement of development;
- lower other non-operating income of $25.8 million recognized in 2025 compared to $49.1 million in 2024 primarily due to a $0.9 million unrealized foreign exchange loss compared to $21.8 unrealized foreign exchange gain attributable to a movement in foreign currency exchange rates and a $9.3 million decrease in interest income earned on the Company's cash balance, and
- higher income tax expense of $147.0 million recognized in 2025 compared to income tax expense of $93.7 million in 2024. The increase in higher income tax expense is attributable to a drawdown on deferred income tax assets related to earnings at the Mount Milligan Mine, and higher income tax expense resulting from an increase in taxable income and higher withholding tax at the Öksüt Mine.

Adjusted net earnings[NG] of $228.6 million were recognized in 2025, compared to adjusted net earnings[NG] of $152.9 million in 2024. The increase in adjusted net earnings[NG] was due primarily to higher earnings from mining operations, lower expensed exploration and evaluation costs as outlined above, partially offset by higher other operating expenses, higher share-based compensation expenses and higher income tax expense as outlined above.

The main adjusting items to net earnings, net of tax, in 2025 were:

- $144.8 million related to the impairment reversal of the Kemess Project;
- $193.5 million related to the impairment reversal of the Goldfield Project;
- $50.6 million of an unrealized gain on the re-measurement of the amount due related to the sale of the Company's interest in the Greenstone Gold Mines Partnership in 2021;
- $3.2 million of unrealized gain, on the financial asset related to the Additional Royal Gold Agreement;
- $37.1 million impact of deferred income tax adjustments reflecting primarily of deferred withholding tax at the Öksüt Mine, the impact of foreign exchange rate movement and changes in taxable differences on deferred tax assets and liabilities at the Mount Milligan Mine
- $7.5 million of reclamation provision revaluation recovery as outlined above; and
- $7.4 million of unrealized gain on current portion of equity investments recorded at FVTPL.

The main adjusting items to net earnings, net of tax, in 2024 were:

- $193.6 million of a non-cash impairment loss related to the Goldfield Project;
- $63.1 million of an incremental gain on the sale of Greenstone Partnership;
- $25.4 million of reclamation provision revaluation recovery, as noted above;
- $23.5 million of unrealized loss on the financial asset related to the Additional Royal Gold Agreement; and
- $12.0 million of unrealized gain on foreign exchange mainly from the effect of movement in foreign currency exchange rates on the reclamation provision at the Endako Mine and Kemess Project

Cash provided by operating activities was $348.6 million in 2025 compared to $298.4 million in 2024. The increase in cash provided by operating activities was primarily due to $85.8 million higher earnings from mine operations, $18.8 million lower expensed exploration and evaluation costs as discussed above and $20.1 million in lower income tax payments at the Öksüt Mine. The increase was partially offset by a $24.4 million unfavorable working capital movement at the Langeloth Facility due to inventory build-up in anticipation of ongoing production capacity ramp-up and timing of collection from molybdenum sales, a $12.3 million unfavorable working capital movement related to the timing of sales and cash collection from shipments at the Mount Milligan Mine and a $20.9 million unfavorable working capital movement at the Öksüt Mine from the build-up of gold-in-circuit inventory.


Free cash flow[NG] of $95.0 million was recognized in 2025 compared to free cash flow[NG] of $138.6 million in 2024. The decrease in free cash flow[NG] was primarily due to higher property, plant and equipment additions primarily related to a $83.8 million increase in capital spending at the Thompson Creek Mine, partially offset by higher cash provided by operating activities as outlined above.

Recent Events and Developments

Kemess Project Resource Update and PEA

On January 19, 2026, Centerra issued a news release that provided the results of the Preliminary Economic Assessment ("Kemess PEA") for the Kemess Project. The Kemess PEA is supported by an expanded mineral inventory of over 2.3 million ounces of contained gold and 851 million pounds of contained copper, representing 47% of the total indicated and inferred resource tonnes. Based on long-term metal price assumptions of $3,000 per ounce for gold and $4.50 per pound for copper, and applying a 5% discount rate, the Kemess PEA estimates an after-tax net present value (5%) ("$NPV_{5\%}$") of approximately $1.1 billion and an after-tax internal rate of return ("IRR") of approximately 16%.

The Kemess PEA outlines a development approach in which open pit mining begins first, followed by the start of underground production approximately two years later. This approach supports strong economics, including an initial 15-year mine life with average annual production of 171,000 ounces of gold and 61 million pounds of copper, at an AISC on a by-product basis[NG] of $971 per ounce. Kemess has the scale and jurisdictional advantages to complement Mount Milligan as a cornerstone asset.

Initial non-sustaining capital expenditures[NG] of $771 million are required to achieve first production which is primarily focused on open pit capital stripping, refurbishment of the processing plant, open pit infrastructure, camp and an underground and surface conveyor system from the pit to the process plant. An additional $277 million of expansionary non-sustaining capital expenditures[NG] will be required subsequent to the open pit start-up to achieve production from underground operations.

The Company performed an impairment reversal test in the fourth quarter of 2025 and recognized an impairment reversal of $144.8 million in the period.

Looking ahead to 2026, Centerra is advancing pre-feasibility study ("Kemess PFS") scopes to further de-risk the project and refine development plans. A Kemess PFS is expected to be completed in 2027.

Mount Milligan Mine Pre-Feasibility Study

On September 11, 2025, Centerra issued a news release that provided the results of the Mount Milligan Mine pre-feasibility study ("MTM PFS"), confirming a life of mine extension by approximately 10 years to 2045, supported by an optimized mine plan estimating average annual production of 150,000 ounces of gold and 69 million pounds of copper from 2026 to 2042, followed by the processing of low-grade stockpiles from 2043 to 2045. Centerra's recent infill drilling program, targeting tighter drill spacing in key areas of the deposit, was incorporated into the MTM PFS, improving confidence in the geology and mine plan. Proven and probable reserves increased significantly to 4.4 million ounces of contained gold and 1.7 billion pounds of contained copper, representing a 56% and 52% increase, respectively, from year-end 2024 stated reserves which will require the construction of a second tailings storage facility ("TSF") planned north of the existing TSF. The TSF footprint has been designed to accommodate future lifts, providing flexibility for potential further life of mine extensions.

The MTM PFS outlines key operational improvements, to support longer haul distances, higher material movement, and stockpile development, with increased mining rates enabled through the purchase of five additional haul trucks. The MTM PFS also outlines investment in mill motor upgrades and flotation cells to increase process plant throughput by about 10% to 66,300 tonnes per day and increase metal recovery by approximately 1%.



Non-sustaining capital expenditures[NG] of $186 million are planned for the life of mine extension with most of these costs expected to be incurred in the early-to-mid 2030s and expected to be fully funded from available liquidity and future cash flow from operations. The primary investment relates to the construction of the second TSF of $114 million slated for years 2032 and 2033. Approximately $36 million of non-sustaining capital[NG] will be spent on process plant expansion and approximately $28 million on fleet additions consisting of the five new haul trucks. The remaining $7 million is related to overall improvements to site infrastructure.

The Mount Milligan Mine was previously selected by the Province of British Columbia as one of four mining projects which would qualify for expedited permitting to support economic development in the province. Subsequent to year-end, the Mount Milligan Mine received an amended environmental assessment and all related permits, allowing operations to continue through 2035. The approvals also include authorization for a 10% increase in mill throughput beginning in 2028 and increased stockpile capacity needed for plant feed flexibility. The receipt of these permit amendments, less than one year from being submitted, met the expedited schedule as per the province's commitment.

Goldfield Project Construction Decision

The Company has completed a technical study of the Goldfield Project, which outlined attractive economics of an after-tax $NPV_{5\%}$ of $245 million and an after-tax IRR of 30%, using a long-term gold price of $2,500 per ounce. At spot gold prices of $4,500 per ounce, the $NPV_{5\%}$ increases to $794 million. The technical study forecasts a mine life of approximately seven years, average annual gold production of 100,000 ounces between 2029 and 2032, and a life of mine AISC of $1,392 per ounce. First production is expected by the end of 2028, and the production profile indicates a total of 533,000 ounces of gold production at head grade of 0.66 g/t and production costs of $1,077 per ounce over the life of mine.

Since the initial resource estimate was published for the Goldfield Project in February 2025, the gold price increased significantly, supporting an updated long-term price assumption of $2,500 per ounce for the Goldfield Project's economics at the time of the study. The Company implemented a gold hedging strategy covering 50% of gold production in 2029 and 2030, with a gold price floor of $3,200 per ounce and an average gold price cap of $4,435 per ounce in 2029 and $4,705 per ounce in 2030 to protect margins, safeguard economics in the early years of the Goldfield Project, and expedite the capital payback period, while preserving upside potential. This approach is designed to ensure predictable cash flow during the ramp-up phase, with almost 80% of life-of-mine production remaining unhedged and fully exposed to market prices.

Following the completion of additional technical work and project optimizations in July 2025, Centerra's board of directors (the "Board") approved the construction of the Goldfield Project in August 2025. The initial capital investment is estimated to be $252 million, to be funded by the Company's existing liquidity, and the project is expected to benefit from a short timeline to first production by the end of 2028, and low execution risk given its relatively simple process flow sheet. Nevada offers a stable regulatory environment, skilled workforce, and strong support for resource development.

The Company performed an impairment reversal test in the third quarter of 2025 and recognized an impairment reversal of $193.5 million in the period.

Subsequent to the construction decision, the Company has continued work on advancing the project planning for early execution and permitting. The Company continues to focus on key project milestones such as detailed engineering and site establishment. In addition, the Company advanced site leadership planning, and hired a general manager in early 2026.

Restart of the Thompson Creek Mine and Strategic Plan for the Molybdenum BU

On September 12, 2024, Centerra announced the results of the Thompson Creek Mine feasibility study ("TCM FS"), including a strategic, integrated business plan for its Molybdenum BU consisting of a restart of the Thompson Creek Mine and a commercially optimized plan for the Langeloth Facility. Following the completion



of a feasibility study and commercial optimization plan, the Board approved the full restart of operations at the Thompson Creek Mine and a progressive ramp-up of production at the Langeloth Facility.

The TCM FS estimated capital investment to restart the Thompson Creek Mine of approximately $397 million which has been updated to the range of $425 to $450 million reflecting inflationary impacts as the Feasibility Study was based on 2024 costs, additional maintenance requirements for certain mining equipment, and refinements to the mine plan. The capital required is significantly de-risked due to an existing pit, advanced equipment rebuilds and purchases, and an existing process plant that requires modest upgrades and refurbishments. A majority of the anticipated capital expenditures is focused on capitalized stripping, plant refurbishments and mine mobile fleet upgrades. At current metal prices, the capital investment to restart the Thompson Creek Mine is being internally funded largely from cash flows provided by the Mount Milligan Mine and the Öksüt Mine.

Fourth Quarter 2025 Highlights of Restart Activities

Since the restart decision in September 2024, the Thompson Creek Mine achieved approximately 27% of physical infrastructure completion status with advancements in fabrication of critical components, site preparation, conveyor refurbishment, leach area and structural repairs, cyclone relining, motor and gearbox refurbishment and control system upgrades. Separately, the Company advanced pre-stripping activities, mine equipment refurbishments and purchases, construction of the local housing units, engineering studies, early mill works including demolition and procurement, and development of other site infrastructure.

The key milestones completed in the fourth quarter of 2025 include:

- Pre-stripping operations continued with 8.8 million tons moved;
- Mill refurbishment activities advanced and remain on track, with all major planned self-performed scopes of work completed, including continued progress across crusher, conveyor, and mill piping refurbishment activities, with demolition completed and replacement work transitioning into the next phase. Specifically, orders have been made on crusher refurbishment parts, new belt for the conveyor and components of the control system upgrade;
- Advanced detailed engineering work for the TSF, including progress on tailings distribution engineering and associated procurement activities, with water balance management considerations integrated into the design; and
- Advanced construction of housing units in neighboring communities, with housing development progressing on multiple fronts and company homes ready for occupancy.

The project schedule remains on track to target first production mid-2027, consistent with the feasibility study.

In the fourth quarter of 2025, the Company incurred non-sustaining capital expenditures[NG] of $50.5 million at the Thompson Creek Mine. Since the restart decision, non-sustaining capital expenditures[NG] incurred have totalled $163.8 million.

Change to the Turkish Government State Royalty

The Öksüt Mine is subject to the Turkish Government State Royalty ("Turkish royalty"), which is a sliding scale royalty, applicable to gold and other metals. The Turkish royalty rates for gold were last increased in 2020 and tend to be reviewed by the government of Türkiye every few years. On July 24, 2025, the Turkish parliament passed certain amendments to the Turkish Mining Law, which included an updated Turkish royalty rate table reflecting an elevated gold price environment. Under this new amendment, the maximum gold price threshold which applies to the Turkish royalty was updated from $2,100 per ounce to $5,100 per ounce, with higher royalty rates at elevated gold prices compared to previous rates. The change in royalty rates was retrospective to the beginning of 2025. The Turkish Mining Law continues to provide a reduction of 40% of the royalty amount payable for gold processed at refining facilities within Türkiye, which is the case for the Öksüt Mine.



Mount Milligan Mine Royalty

The Company is subject of a claim made by H.R.S. Resources Corp. ("H.R.S."), the holder of a 2% royalty at Mount Milligan, in the first quarter of 2020. H.R.S. claimed that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the royalty agreement and has therefore underpaid amounts owing to H.R.S.

The B.C. Court of Appeal rendered a written decision on January 13, 2026, which determined that the Company should be calculating the royalty on the full amounts received from offtakers who purchase Mount Milligan concentrate, notwithstanding that under the Royal Gold Streaming Agreement, we are immediately required to use a portion of those proceeds to purchase gold and copper credits for delivery to Royal Gold. This decision overturned a previous written decision from the B.C. Supreme Court that stated, among other things, that the Company was correct to include the effect of the Royal Gold Streaming Agreement when calculating the royalty. The Company has until March 2026 to seek leave to appeal from the Supreme Court of Canada. The Company is currently assessing how to recalculate the royalty payments owed to H.R.S. historically and going forward but believes the potential exposure in relation to this claim from what the Company has accrued as of December 31, 2025 in the amount of $23.2 million is not materially different. Centerra expects that payment of amounts required by the B.C. Court Appeal's decision to be made in the first quarter of 2026.

Incident at the Langeloth Facility

On January 29, 2026, Centerra suspended operations at Langeloth Facility near Pittsburgh, Pennsylvania following an explosion adjacent to the acid plant. No fatalities, serious injuries or significant environmental releases were reported. The safety and well-being of employees, contractors and the surrounding community remain Centerra's top priority. The Company is conducting a thorough investigation to determine the root cause of the incident, and that process remains ongoing. Operations at Langeloth remain temporarily suspended and the site team is co-operating with regulatory authorities, advancing repair activities and planning for a safe restart, with full operations expected to resume by May 2026. The impact was contained to an area of the site near the acid plant. Repairs are expected to cost approximately $5 to $10 million. As a result of the temporary suspension, working capital is expected to increase in the first quarter of 2026 as inventories build during the shutdown period. The Company continues to assess the full operational and financial impacts and will provide 2026 operating guidance for Langeloth at a later date.

Normal Course Issuer Bid

On November 10, 2025, the Company announced that it had received approval from the Toronto Stock Exchange ("TSX") to renew its NCIB program. Under the renewed NCIB, Centerra may purchase for cancellation up to an aggregate of 20,129,230 common shares in the capital of the Company during the twelve-month period commencing on November 10, 2025 and ending on November 9, 2026, representing approximately 10% of the public float.

During the fourth quarter of 2025, the Company repurchased 2,297,900 common shares for a total consideration of $29.7 million (C$41.3 million) under its NCIB program. During the twelve months ended December 31, 2025, the Company repurchased 11,493,316 common shares for total consideration of $93.7 million (C$130.4 million) under its NCIB program.

Centerra has repurchased 23,884,446 shares since the inception of the buyback program.

Öksüt Optimization Study

Centerra has initiated a Life of Mine Optimization study at the Öksüt Mine to evaluate the asset's full potential, including the incremental production potential of residual leaching of the heap leach facility and the inclusion of low-grade oxide mineralization, outside of the current reserve pit, into the mine plan. The study will explore options to extend gold recovery from existing leach pads through improved solution management, which will



enhance residual metal extraction efficiency. The study is expected to be completed by the end of 2026 and will support updates to the mine's long-term reclamation and site management plan, ensuring the operation continues to maximize metal recovery in a safe and responsible manner.

Board Changes

During the fourth quarter of 2025, the Company announced the appointment of Paul Wright as its new Chair of the Board of Directors, effective January 1, 2026. Paul Wright succeeds Michael Parrett who served as the Chair of the Board since 2019. Paul has over 40 years of international experience in the successful development and operation of both underground and open pit mines, including 20 years as President and CEO of Eldorado Gold Corporation. Michael Parrett will remain on the board and serve as an independent director.

Exploration Update

Exploration activities during the quarter included drilling, surface rock and soil sampling, geological mapping and geophysical surveying at the Company's various projects and earn-in properties, targeting gold and copper mineralization in Canada, Türkiye, and the USA. The activities were primarily focused on drilling programs at the Mount Milligan Mine and the Kemess Project in British Columbia, and greenfield projects in Canada, USA, and Türkiye.

Mount Milligan Mine

In 2025, a total of 48,372 metres of infill drilling was completed in 169 drillholes, and 8,462 metres of brownfield exploration drilling was completed in 31 drillholes. Brownfield exploration focused on targets west of the current ultimate pit margins including the North Slope, Goldmark, Saddle West, and Boundary zones. Drilling at Goldmark area returned significant gold assay results from the upper portions of the hole and identified increased porphyry mineralization at depth. This has resulted in the extension of the resource shell towards North Slope area. At the South Boundary area, drilling identified high-grade gold, low copper vein mineralization confirming previous interpretation that the zone represents a gold rich cap of an underlying porphyry deposit, similar to the geometry of the 66 zone and the Magnetite breccia ("MBX") stock.

Kemess Project

In 2025, 27,757 metres of drilling was completed for the Kemess Main (North) from 83 drillholes. The holes were planned to infill, resources areas within the Kemess Main pit and Kemess underground and to expand resources within Nugget, Central Ridge and Offset zones. Results received confirm the expected mineralization within the resource pit and within the Nugget and Kemess main pit areas. Results received for the Offset area drilling also confirm the potential to delineate resources. At the Kemess South, drilling was carried out to test for potential mineralization west of the Kemess South bounding fault. A total of 4,179 metres from 10 holes were completed.



2026 Outlook

The Company's full year 2026 outlook, and comparative actual results for the year ended December 31, 2025 of certain operating metrics are set out in the sections below.

Gold and Copper Assets

	Units	2026 Guidance			2025 Actual
Production					
Total gold production[1]	(koz)	250	-	280	275
Mount Milligan Mine[2][3][4]	(koz)	140	-	155	148
Öksüt Mine	(koz)	110	-	125	128
Total copper production[2][3][4]	(Mlb)	50	-	60	50
Unit Costs[5]					
Gold production costs[1]	($/oz)	1,500	-	1,600	1,297
Mount Milligan Mine[2]	($/oz)	1,450	-	1,550	1,388
Öksüt Mine	($/oz)	1,650	-	1,750	1,199
All-in sustaining costs on a by-product basis[NG][1][4]	($/oz)	1,650	-	1,750	1,614
Mount Milligan Mine[4]	($/oz)	1,200	-	1,300	1,194
Öksüt Mine	($/oz)	1,850	-	1,950	1,613
Capital Expenditures					
Additions to PP&E	($M)	155	-	200	138.3
Mount Milligan Mine	($M)	115	-	135	85.6
Öksüt Mine	($M)	5	-	15	51.8
Goldfield Project	($M)	30	-	40	—
Kemess Project	($M)	5	-	10	0.8
Total Capital Expenditures[NG]	($M)	155	-	200	119.1
Sustaining Capital Expenditures[NG]	($M)	85	-	105	101.9
Mount Milligan Mine	($M)	80	-	90	63.6
Öksüt Mine	($M)	5	-	15	38.3
Non-sustaining Capital Expenditures[NG]	($M)	70	-	95	17.2
Mount Milligan Mine	($M)	35	-	45	16.4
Goldfield Project	($M)	30	-	40	—
Kemess Project	($M)	5	-	10	0.8
Other Items					
Current income tax and BC mineral tax expense[1]	($M)	111	-	133	98.8
Mount Milligan Mine	($M)	6	-	8	5.4
Öksüt Mine	($M)	105	-	125	93.4
Depreciation, depletion and amortization	($M)	90	-	110	107.7
Mount Milligan Mine	($M)	40	-	50	59.2
Öksüt Mine	($M)	50	-	60	48.5
Evaluation Costs (primarily related to the Kemess Project)	($M)	18	-	25	11.8
Care and Maintenance - Kemess Project	($M)	13	-	15	13.3

1. Consolidated Centerra figures.
2. The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold Inc. (together, "Royal Gold") which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered ("Mount Milligan Mine Streaming Agreement").



Using assumed market prices of $4,500 per ounce of gold and $5.00 per pound of copper for 2026, the Mount Milligan Mine's average realized gold and copper price for 2026 would be $3,077 per ounce and $4.20 per pound, respectively, compared to average realized prices of $2,608 per ounce and $3.96 per pound in 2025, when factoring in the Mount Milligan Streaming Agreement and concentrate refining and treatment costs.

3.   Gold production for 2026 at the Mount Milligan Mine assumes estimated recoveries of 60% to 62% and compares to actual gold recovery of 60.3% achieved in 2025. Copper production for 2025 assumes recovery 75% to 77% for copper and compares to actual copper recovery of 75.8% achieved in 2025.

4.   Unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costs[NG]. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions levied by smelters.

5.   Units noted as ($/oz) relate to gold ounces.

Production Profile

In 2025, the Company reported consolidated gold and copper production of 275,316 ounces of gold and 50.5 million pounds of copper, respectively. Centerra's 2026 consolidated gold production is projected to be between 250,000 and 280,000 ounces with 2026 copper production expected to be between 50 to 60 million pounds.

Mount Milligan Mine

In 2025, the Mount Milligan Mine produced 147,581 ounces of gold and 50.5 million pounds of copper, which was in line with the recently announced PFS mine plan. In 2026, the Mount Milligan Mine's gold production guidance is projected to be between 140,000 to 155,000 ounces and copper production guidance is projected to be between 50 to 60 million pounds. In 2026, mill throughput, gold grades, and copper grades are expected to be similar to those in 2025 and in line with the MTM PFS. The Mount Milligan plant is scheduled for two major shutdowns in the first and third quarters of 2026 to complete relining of the SAG and ball mills. Gold production and sales are expected to be higher in the second and third quarters of 2026, reflecting planned mine sequencing, with approximately 20% of full-year gold production expected in the first quarter of 2026. Copper production and sales are expected to be evenly weighted throughout 2026. Sales and monetization of gold ounces and copper pounds are dependent on the timing of ocean vessels and may result in some timing differences between produced and sold ounces.

Öksüt Mine

In 2025, the Öksüt Mine produced 127,734 ounces of gold. In 2026, gold production guidance at the Öksüt Mine is projected to be between 110,000 and 125,000 ounces of gold. Ore mined in 2026 is planned to be sourced from Phase 5 and Phase 6 of the Keltepe Pit, which contains slightly lower grades than ore mined in 2025 and drives gold production guidance below 2025 actual production levels. Gold sales are expected to closely follow gold production and be relatively evenly distributed throughout 2026.

Cost Profile

In 2025, the Company's consolidated gold production costs amounted to $1,297 per ounce. In 2026, the Company anticipates its consolidated gold production costs to range from $1,500 to $1,600 per ounce. The expected increase in the gold production costs per ounce in 2026 is largely due to the impact of net inflation in Türkiye and an increased royalty cost at the Öksüt Mine, driven by higher gold prices and higher royalty rates compared to 2025.

Consolidated all-in sustaining costs on a by-product basis[NG] were $1,614 per ounce in 2025. In 2026, the Company expects its consolidated all-in sustaining costs on a by-product basis[NG] to be in the range of $1,650 to $1,750 per ounce. Consolidated all-in sustaining costs on a by-product basis[NG] in 2026 are driven by increased expected royalty costs at the Öksüt Mine which are mostly offset by higher expected by-product credits at the Mount Milligan Mine driven by copper prices.

Mount Milligan Mine

In 2025, the Mount Milligan Mine reported gold production costs of $1,388 per ounce. In 2026, the Company anticipates the Mount Milligan Mine's gold production cost guidance to be in the range of $1,450 to $1,550 per ounce, which considers general cost inflation in Canada and is slightly higher than 2025 costs. Gold



production costs in 2026 are expected to remain consistent with the MTM PFS. Approximately 90% of the Mount Milligan Mine's costs are sourced from Canadian vendors and the Company is continuously evaluating implications from the current tariff environment but does not expect significant impact from tariffs levied on imported goods.

Copper production costs at the Mount Milligan Mine were $2.11 per pound in 2025. In 2026, copper production costs are projected to be in the range of $2.00 to $2.50 per pound.

At the Mount Milligan Mine, all-in sustaining costs on a by-product basis[NG] were $1,194 per ounce in 2025. In 2026, all-in sustaining costs on a by-product basis[NG] are expected to range from $1,200 to $1,300 per ounce. All-in sustaining costs on a by-product basis[NG] in 2026 are expected to be similar to 2025 with increased capital spending expected to be mostly offset by increased by-product credits.

Öksüt Mine

In 2025, the Öksüt Mine reported gold production costs of $1,199 per ounce. In 2026, the Company estimates the Öksüt Mine's gold production costs to be in the range of $1,650 to $1,750 per ounce. Gold production costs per ounce are expected to be higher due to the impact of net inflation in Türkiye, slightly lower gold production and sales, and an increased royalty costs, driven by higher royalty rates and higher gold prices compared to 2025. The royalty is expected to constitute between $650 to $750 per ounce of gold production costs in 2026.

The Öksüt Mine's all-in sustaining costs on a by-product basis[NG] were $1,613 per ounce in 2025. In 2026, the Company expects the Öksüt Mine's full year all-in sustaining costs on a by-product basis[NG] to be in the range of $1,850 to $1,950 per ounce. The Company expects all-in sustaining costs on a by-product basis[NG] per ounce to be relatively higher in 2026 compared to 2025 due to the impact of higher gold production costs per ounce slightly offset by lower sustaining capital expenditures[NG].

Capital Expenditures

Additions to Property, Plant and Equipment ("PP&E") include certain non-cash additions to PP&E such as changes in future reclamation costs and capitalization of leases. Capital expenditures[NG], which comprise sustaining capital expenditures[NG] and non-sustaining capital expenditures[NG], exclude such non-cash additions to PP&E. The reconciliation of additions to PP&E and capital expenditures[NG] is included in the Non-GAAP and Other Financial Measures section of this MD&A.

In 2025, consolidated additions to PP&E for gold and copper assets were $138.3 million and total capital expenditures[NG] for these assets were $119.2 million. In 2026, both consolidated additions to PP&E and total capital expenditures[NG] are planned to be in the range of $155 to $200 million for the gold and copper asset portfolio. Total capital expenditures[NG] are expected to be relatively higher in 2026 compared to the previous year, primarily due to the planned capital expenditures[NG] related to water management projects and buttress foundation construction at the Mount Milligan Mine as well as initial construction activities at the Goldfield Project, which are partially offset by lower planned capital expenditures[NG] at the Öksüt Mine.

The Mount Milligan Mine's additions to PP&E in 2025 were $85.6 million and total capital expenditures[NG] were $80.0 million. The difference between additions to PP&E and capital expenditures[NG] was mainly due to a change to future reclamation costs of $0.8 million and costs capitalized into right of use assets of $4.0 million. In 2026, the Mount Milligan Mine is expecting additions to PP&E and total capital expenditures[NG] to be in the range from $115 to $135 million. Total capital expenditures[NG] include sustaining capital expenditures[NG] in the range from $80 to $90 million and non-sustaining capital expenditures[NG] in the range from $35 to $45 million. Non-sustaining capital expenditures[NG] planned for 2026 include purchases of additional mining equipment to increase tonnes moved, maintenance shop expansion to accommodate the increased fleet, buttress foundation construction to allow for the successive buttress raises over the course of the remaining life of the existing TSF, and exploration costs to continue testing for potential resource expansion to the west. A portion of the 2026 sustaining capital expenditures[NG] relates to capitalized TSF construction costs amounting to the range of $25 to $30 million with the remaining sustaining capital expenditures[NG] largely related to water



management projects to sustain water access and availability and major component replacements within the operating fleet. Total capital expenditures[NG] remain in line with the MTM PFS with the exception of increased capital expenditures[NG] related to water management projects and buttress foundation construction as mentioned above.

The Öksüt Mine's additions to PP&E in 2025 were $51.8 million and total capital expenditures[NG] were $38.3 million. The difference between additions to PP&E and capital expenditures[NG] was mainly due to a change in future reclamation costs of $11.6 million and the costs capitalized to right of use assets of $2.0 million. The 2025 capital expenditures[NG] program primarily related to Phase 3B of the heap leach pad expansion, the waste rock dump expansion and the contact water treatment plant project, which were largely completed in 2025. As a result, sustaining capital expenditures[NG] are expected to be lower in 2026, in the range of $5 to $15 million, reflecting a shift from major project execution in 2025 to completion activities and ongoing support of production facilities in 2026.

On August 6, 2025, the Board authorized the Goldfield Project for construction. Following the approval of the project, the work program at the Goldfield Project for the remainder of 2025 was focused on studies and field campaigns and substantially all of these costs were expensed. In 2026, the Goldfield Project is expecting additions to PP&E and non-sustaining capital expenditures[NG] to be in the range of $30 to $40 million as the Company begins to execute on its plan to build the project. The 2026 capital expenditures[NG] program primarily relates to advancing detailed engineering work, long-lead procurement activities, initial site general earthworks and power line construction. As outlined in the technical study, the Goldfield Project is expected to require an investment of approximately $252 million in total non-sustaining capital expenditures[NG] before first production, which is expected by the end of 2028.

The Kemess Project's additions to PP&E and non-sustaining capital expenditures[NG] in 2025 were $0.8 million. In 2026, the Kemess Project is expecting additions to PP&E and total capital expenditures[NG] to be in the range of $5 to $10 million. The 2026 capital expenditures[NG] program primarily relates to costs needed to restart the water treatment plant and early works around the camp infrastructure. As the Kemess Project remains focused on project evaluation activities, a majority of the costs are expensed and recorded within exploration and evaluation or care and maintenance as further outlined in the section below.

Depreciation, Depletion and Amortization

In 2025, the Company's DDA expense included in the cost of sales for gold and copper producing assets was $107.7 million. The Mount Milligan Mine's DDA expense in 2025 was $59.2 million and the Öksüt Mine's DDA expense was $48.5 million. In 2026, the Company estimates DDA expense to be in the range of $90 to $110 million, including $50 to $60 million at the Öksüt Mine and $40 to $50 million at the Mount Milligan Mine, which is consistent with DDA expense in 2025.

Current Taxes and Tax Payments

The Mount Milligan Mine's current British Columbia mineral tax expense in 2025 was $5.4 million and the cash taxes paid were $4.3 million. The difference between current tax expense and cash taxes paid is due to timing of tax payments. In 2026, Mount Milligan Mine's current British Columbia mineral tax expense and tax payments are each expected to be in the range of $6 to $8 million.

The Öksüt Mine's current income tax expense in 2025 was $93.4 million, including a withholding tax of $22.9 million on the repatriation of Öksüt Mine's earnings. Total cash taxes paid by the Öksüt Mine in 2025 were $84.2 million, including a withholding tax of $19.0 million on the repatriation of Öksüt Mine's earnings. The difference between current tax expense and cash taxes paid is due to timing of tax payments. In 2026, the Öksüt Mine income tax expense is expected to be in the range of $105 to $125 million and is primarily driven by elevated gold prices. The Öksüt Mine income tax expense reflects a 25% income tax rate on taxable income, and a withholding tax expense of $12 million on repatriation of a portion of the Öksüt Mine's retained earnings in 2025. The Öksüt Mine is expected to pay approximately $105 to $125 million in cash taxes in 2026.



Kemess Project costs (excluding capital expenditures[NG] outlined above)

The work program at the Kemess Project continues to be focused on project evaluation activities including resource in-fill and exploration drilling as well as technical studies. In 2025, the Kemess Project's expenditures amounted to $27.2 million, comprised of $13.3 million for care and maintenance costs, $10.4 million related to exploration, and $3.6 million related to technical studies focused on the PEA.

In 2026, the Kemess Project's expenditures are projected to be in the range of $13 to $15 million on care and maintenance, $5 to $7 million on exploration drilling, and $17 to $23 million on technical studies related to the PFS expected to be issued in 2027 (included in the Evaluation Costs). The Company continues to evaluate concepts for the property as outlined in the *Recent Events and Developments* section of this MD&A and provided in the results of a PEA released on January 19, 2026.

Molybdenum Business Unit

	Units	2026 Guidance			2025 Actual
Capital Expenditures	($M)				
Additions to PP&E	($M)	205	-	235	156.1
Thompson Creek Mine	($M)	205	-	235	156.1
Total capital expenditures[NG]	($M)	190	-	220	134.2
Non-sustaining capital expenditures[NG] - Thompson Creek Mine	($M)	190	-	220	134.2
Other Items	($M)				
Care and Maintenance Cash Expenditures - Endako Mine	($M)	6	-	8	5.2
Reclamation Costs - Endako Mine	($M)	1	-	2	5.3

Thompson Creek Mine

Since the restart decision in September 2024, significant progress has been made in advancing the project. The Thompson Creek Mine's additions to PP&E and total capital expenditures[NG] in 2025 were $156.1 million and $134.2 million, respectively. The difference between additions to PP&E and capital expenditures[NG] was mainly due to a change to future reclamation costs of $6.6 million and capitalized DDA of $10.8 million. Since the restart decision in September 2024, non-sustaining capital expenditures[NG] total $163.8 million including capitalized stripping costs of $81.9 million, equipment refurbishments and capital equipment purchases of $35.9 million, engineering studies of $24.7 million and other capitalized costs of $21.3 million. In 2026, the Thompson Creek Mine's additions to PP&E are expected to be in the range of $205 to $235 million (inclusive of capitalized DDA) and total capital expenditures[NG] are expected to be in the range of $190 to $220 million, including:

- Advance ore access at Thompson Creek and begin contract mining activities at the north wall to de-risk execution of first production in 2027.
- Commissioning an additional production shovel to increase tons moved and perform mobilization of a mining contractor in the certain mining areas to de-risk execution of the plan.
- Substantially complete mill construction and transition to commissioning readiness.
- Progress tailings and water-management infrastructure to support start-up, including the tailings dam rock toe buttress construction and tie-in works to de-risk the operation.
- Ramp up of operating and commissioning teams and staff critical roles, specifically in the mill area.
- Deliver housing and priority site infrastructure to support workforce growth and de-risk start-up.
- Finalize operations-readiness and continue training, procedures, and cross-functional coordination.
- Maintain the schedule targeting majority of overall construction completion, with commissioning to follow in 2027.


The Company expects the total project spending will increase to a range of $425 million to $450 million. This represents an approximate 5-10% increase from the prior estimate of $397 million and is driven by some inflation increases to the costs assumed in the feasibility study, additional maintenance incurred for mining equipment and the pull-forward of some activities to de-risk the execution of the start-up of production activities in 2027. The project remains on track for first production expected mid-2027.

The Company estimates that the majority of costs at the Thompson Creek Mine will relate to goods and services sourced domestically within the United States and, as such, does not anticipate a material impact from import tariffs at this time.

<u>Langeloth Facility</u>

In 2025, the Langeloth Facility roasted and sold 14.2 million and 14.0 million pounds, respectively. The Langeloth Facility has continued the previously disclosed ramp-up of operations and is planning to increase roasting volumes over time. In early 2026, the Company initially suspended all operations at the Langeloth Facility following an explosion. Operations at the Langeloth Facility remain temporarily suspended. Refer to *Recent Events and Developments* section in this MD&A. The Company anticipates providing a 2026 guidance range for production of molybdenum at a later date.

In 2025, Langeloth Facility's earnings from operations was $0.6 million, including DDA of $4.5 million, and adjusted EBITDA[NG] was $6.3 million. The Company anticipates providing a 2026 guidance on the Langeloth Facility's earnings from operations and adjusted EBITDA[NG] at a later date.

In 2025, the cash provided by operations at the Langeloth Facility for the full year was primarily driven by adjusted EBITDA[NG] and changes in working capital. The working capital requirements at the Langeloth Facility are highly dependent on market molybdenum prices. In 2025, average molybdenum market price increased from $21.08 per pound at the end of the fourth quarter of 2024 to $22.70 per pound at the end of the fourth quarter in 2025 and the Langeloth Facility reported approximately $31 million in incremental working capital investment partially due to the build-up of inventory volumes necessary for the ongoing capacity ramp-up and partially due to the increase in the average molybdenum market price.

In 2025, the Langeloth Facility's additions to PP&E and total capital expenditures[NG] were $1.7 million. The Company anticipates providing a 2026 guidance regarding capital expenditures[NG] at a later date.

<u>Endako Mine</u>

In 2025, the Company's share of cash expenditures at the Endako Mine totaled $11.0 million, including $5.2 million for care and maintenance, $5.3 million for reclamation, and an incremental working capital outflow of $0.5 million. In 2026, the Company's share of care and maintenance expenditures at the Endako Mine are expected to be between $6 and $8 million and reclamation expenditures are expected to be $1 to $2 million.

Global Exploration Projects

(Expressed in millions of United States dollars)	Units	2026 Guidance		2025 Actual
Project Exploration[1]	($M)	40 -	50	**46.6**
Brownfield Exploration[1]	($M)	20 -	25	27.6
Greenfield and Generative Exploration	($M)	20 -	25	19.0

1. Total and brownfield exploration costs include capitalized exploration costs at the Mount Milligan Mine of $7.6 million spent in 2025, and $4 to $6 million projected for the full year of 2026.

In 2025, total exploration expenditures were $46.6 million, including $39.0 million related to expensed exploration, and capitalized exploration costs of $7.6 million at the Mount Milligan Mine. In 2026, exploration expenditures are expected to range from $40 to $50 million. The exploration expenditures include $20 to $25



million of brownfield exploration and $20 to $25 million of greenfield and generative exploration programs. Over 90% of exploration expenditures are expected to be expensed. The exploration targets for brownfield projects in 2026 are expected to include continued drilling and testing at the Mount Milligan Mine and the Kemess Project. At the Mount Milligan Mine, programs are expected to focus on the western extension of the deposit and on in-fill drilling to upgrade inferred resources to the indicated category, including work between Goldmark and North Slope, and to expand resources at Saddle West and Boundary areas. At Kemess, work will continue to in-fill drill within the PEA resource areas, and advance drilling at the Kemess Offset zone.

Other Items

In 2025, corporate and administration expenses were $31.5 million, excluding stock-based compensation expense of $27.9 million and corporate depreciation of $0.8 million. In 2026, Corporate and administration expenses excluding stock-based compensation expense and corporate depreciation are expected to be in the range of $29 to $33 million.

As a result of the attainment of certain production thresholds at the Greenstone Mine, the Company is entitled to receive 33,333 additional contingent gold ounces (or equivalent cash payments) from Equinox Gold in relation to the sale of Centerra's 50% interest in the Greenstone Gold Mines Partnership in 2021. Such contingent gold ounces are required to be delivered by the Company to Royal Gold as part of the Additional Royal Gold Agreement. Early in the fourth quarter of 2025, Centerra received a cash payment equivalent in value to 11,111 ounces of gold and 11,111 ounces of gold were delivered by the Company to Royal Gold. The Company anticipates the second contingent payment to be received in 2026 and the third in 2027.

2026 Material Assumptions

Other material assumptions or factors not mentioned above but used to estimate production and costs in 2026 after giving effect to the hedges in place as at December 31, 2025, include the following:

- market gold price of $4,500 per ounce and an average realized gold price at the Mount Milligan Mine of $3,077 per ounce after reflecting the Mount Milligan Streaming Agreement (i.e., 35% of the Mount Milligan Mine's gold is sold to Royal Gold for $435 per ounce) and gold refining costs;
- market price of $5.00 per pound for copper. Realized copper price at the Mount Milligan Mine is estimated to average $4.20 per pound after reflecting the Mount Milligan Streaming Agreement (18.75% of the Mount Milligan Mine's copper is sold to Royal Gold at 15% of the spot price per metric tonne), and copper treatment and refining costs;
- exchange rates are as follows: $1USD:$1.38 CAD, and $1USD:45.00 Turkish lira; and
- diesel fuel price of $0.90/litre or CAD$1.24/litre at the Mount Milligan Mine and $2.70/gallon at the Thompson Creek Mine.

The Additional Royal Gold Agreement is not expected to have a significant impact on these assumptions in 2026 as the increases in payments received by the Company for gold ounces and copper pounds delivered to Royal Gold are not expected to commence until approximately 2030.

Mount Milligan Streaming Agreement

Production at the Mount Milligan Mine is subject to the Mount Milligan Streaming Agreement. To satisfy its obligations under the Mount Milligan Streaming Agreement, the Company purchases refined gold and copper warrants and arranges for their delivery to Royal Gold. The difference between the cost of the purchases of refined gold and copper warrants, and the corresponding amounts payable to the Company under the Mount Milligan Streaming Agreement is recorded as a reduction of revenue and not a cost of operating the mine.

Other Material Assumptions

Production, cost, and capital expenditure forecasts for 2026 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially from those estimated. Material assumptions used in forecasting production and costs for 2026, and related risk



factors can be found under the heading "*Cautionary Statement on Forward-Looking Information*" in this document and under the heading "Risks That Can Affect Centerra's Business" in the Company's most recent Annual Information Form ("AIF").

2026 Sensitivities

Centerra's costs and cash flows for 2026 are sensitive to changes in certain key inputs. The Company has estimated the impact of any such changes on its net income, capital costs and cash flows as follows:

		Impact on ($ millions)				
		Production Costs & Taxes	Capital Costs	Revenues	Cash flows	All-in sustaining costs on a by-product basis per ounce[NG]
Gold price[1]	**$250/oz**	12.5 - 13.0	—	45.0 - 46.5	32.0 - 34.0	32 - 34
Copper price[1]	**10%**	0.5 - 1.0	—	21.0 - 25.5	20.0 - 24.5	80 - 100
Diesel fuel[2]	**10%**	2.3 - 3.0	0.5 - 1.0	—	3.0 - 4.0	12 - 16
Canadian dollar[2],[3]	**10 cents**	15.0 - 23.0	0.1 - 0.5	—	15.0 - 23.5	60 - 90
Turkish lira[3]	**10 liras**	3.0 - 4.0	3.0 - 4.0	—	6.0 - 8.0	26 - 30

[1] Includes the impact of hedging of 20,000 ounces for the Öksüt Mine's gold sales in 2026. Excludes the effect of 35,004 ounces of gold with an average mark-to-market price of $4,338 per ounce and 11.5 million pounds of copper with an average mark-to-market price of $5.64 per pound outstanding under the Mount Milligan Mine's contracts awaiting final settlement in future months as of December 31, 2025.

[2] Includes the effect of the Company's diesel fuel and Canadian dollar hedging programs, with current exposure coverage as of December 31, 2025 of approximately 47% and 59%, respectively.

[3] Appreciation of the currency against the US dollar results in higher costs and lower cash flow and earnings. Depreciation of the currency against the US dollar results in decreased costs and increased cash flow and earnings.

Risks That Can Affect Centerra's Business

Overview

The Company's business contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors, including but not limited to those listed below, are similar across the mining industry while others are specific to the Company. The risk factors below may include details of how the Company seeks to mitigate these risks where possible. For additional discussion of risk factors please refer to the Company's most recent Annual Information Form (the "AIF"), which is available on the Company's website www.centerragold.com at SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov/edgar.

The Company is subject to risks that can have a material effect on the profitability, future cash flow, decommissioning and reclamation costs, financial condition of the Company and its stated mineral reserves. Some of these risks relate to the mining industry in general, and others apply to specific properties, operations or planned operations. The Company has implemented an enterprise risk management program which applies to all of its operations and corporate offices. The program is based on leading international risk management standards and industry best practice. It employs both a bottom-up and top-down approach to identify and address risks from all sources that threaten the achievement of the Company's objectives. Each operating site and project is responsible for identifying, assessing, mitigating, and monitoring risk. Efforts are coordinated by appointed "Risk Champions" who facilitate the process and provide regular reporting to the Company's corporate risk function.

The ability to deliver on the Company's vision, strategic objectives and operating guidance depends on its ability to understand and appropriately respond to the uncertainties or "risks" the Company faces and may prevent it from achieving its objectives. In order to achieve this, the Company:

- Maintains a framework that permits it to manage risk effectively and in a manner that creates the greatest value through risk informed decision making;
- Integrates a process for managing risk into all of its important decision-making processes so that the Company reduces the effect of uncertainty on achieving its objectives;
- Actively monitors key controls the Company relies on to achieve its objectives so that they remain in place and are effective at all times; and
- Provides assurance to senior management and relevant committees of the Board on the effectiveness of key risk management activities.

The risk management program at the Company considers the full life of mine cycle from exploration through to closure. All aspects of the operations and the Company's stakeholders are considered when identifying risks. As such, the Company's risk management program encompasses a broad range of risks including technical, financial, commercial, social, reputational, health and safety, environmental, supply chain, governance, political, human resources, and information technology-related risks.

Board and Committee Oversight

The Board of Directors has oversight responsibilities for the policies, processes and systems for the identification, assessment, and management of the Company's principal strategic, financial, and operational risks. Each of the Board's standing committees is responsible for overseeing risks related to their areas of responsibility and for reviewing the policies, standards and actions undertaken to mitigate such risks.

Management Oversight

Management has the responsibility for the development and implementation of policies, processes and systems for the identification, assessment, and management of all strategic, financial, and operational risks on a company-wide basis. The Company's executive team meets regularly to review the risks facing the organization and to discuss the implementation and effectiveness of mitigation actions.

Principal Risks

The following section describes the risks that are most material to the Company's business. This is not a complete list of the potential risks the Company faces; there may be others the Company is not aware of, or risks that the Company feels are not material today that could become material in the future. For a more comprehensive discussion about the Company's risks, see the most recent AIF on file with the Canadian provincial securities regulatory authorities and Form 40-F on file with U.S. Securities and Exchange Commission ("SEC") and see the *"Caution Regarding Forward-Looking Information"* in this MD&A.

Strategic, Legal and Planning Risks

Strategic, legal and planning risks include political risks associated with the Company's operations in Türkiye, United States and Canada, including potential uncertainty created by the impact of changes in, or more aggressive enforcement of laws, regulations and government practices including those with respect to the environment and including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risk of failure of the Company or its operations to comply with such laws, regulations or government practices and the potentially significant consequences thereof, including potential fines and penalties, loss of permits, interruptions or cessation of operations and loss of reputation; risks of community activism resulting in increased contributory demands or business interruptions; delays or refusals to grant required permits and licenses; risk of activist stakeholders advocating for changes to corporate governance practices; status of the Company's relationships with local communities; Indigenous claims and consultation issues relating to the Company's properties; the risks related to outstanding litigation affecting the Company; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; the impact of constitutional changes or political events or



elections in any country that the Company operates in; risks that the Company experiences delay or disruption in its applications for new, amended, or other permits; potential defects of title in the Company's properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; impact of tariffs on Langeloth operations; conflicts of interest among its board members; risks related to anti-corruption legislation; Centerra's future exploration and development activities not being successful; Centerra not being able to replace mineral reserves and resources; risks related to mineral reserves and resources being imprecise; that production and cost estimates, including decommissioning and reclamation costs, may be inaccurate; reputational risks, particularly in light of the increase in social media; inability to identify new opportunities and to grow the business; large fluctuations in the Company's common share trading price that are beyond the Company's control or ability to predict and mitigate; potential risks related to kidnapping or acts of terrorism.

<u>Financial Risks</u>

The Company is subject to risks related to its financial position and total liquidity, including sensitivity of the Company's business to the volatility of gold, copper, molybdenum and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine and gold doré at the Öksüt Mine; use of commodity derivatives; the imprecision of the Company's mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company's production and cost estimates; the impact on US and Canadian operations of tariffs imposed by the US government and retaliatory tariffs imposed by Canada and other countries; persistent inflationary pressures on key input prices; sensitivity to fuel price volatility; the impact of currency fluctuations; global financial conditions; access to future financing including the impact of environmental, social and corporate governance practices and reporting on the Company's ability to obtain future financing or accessing capital; the impact of restrictive covenants in the Company's credit facility which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries or making distributions to its shareholders; the Company's ability to obtain future financing; the Company's ability to make payments, including any payments of principal and interest on the Company's debt facilities, which depends on the cash flow of its subsidiaries; the ability to obtain adequate insurance coverage; and changes to taxation laws in the jurisdictions where the Company operates.

<u>Operational Risks</u>

Mining and metals processing involve significant production and operational risks. Some of these risks are outside of the Company's control or ability to predict and mitigate. Some of these risks extend beyond the production life of the property in question. Risks include, but are not limited to, the following: unanticipated ground and water conditions; shortages of water for processing activities; adjacent or adverse land or mineral ownership that results in constraints on current or future mine operations; geological risks, including earthquakes and other natural disasters; wildfires; metallurgical and other processing risks; fire or explosion arising from uncontrolled chemical reactions, process deviations, or equipment failures within critical areas of the Company's processing plants; the operation of metallurgical processing facilities in close proximity to populated communities, which may expose the Company to heightened health, safety, environmental, regulatory, and social license risks, including increased sensitivity to operational incidents and community concerns; unusual or unexpected mineralogy or rock formations; ground or slope failures; pit flooding; the integrity of tailings storage facilities and the management thereof, including that related to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water where applicable; the stability of the pit walls at the Company's operations leading to structural cave-ins, wall failures or rock-slides; flooding or fires; equipment failures or performance problems; periodic interruptions due to inclement or hazardous weather conditions or operating conditions and other force majeure events; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; seismic activity; wildfires; lower than expected ore grades or recovery rates; unsuccessful execution of construction projects to which the Company is committed, such as tailing storage facilities; interruption of energy supply; the Company's ability to attract and retain qualified personnel; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; allegations related to violation of human rights; the availability of drilling and related equipment in the area where mining operations will be conducted; the failure of equipment or processes to operate in accordance with specifications or expectations including mechanical breakdowns; the risk that Centerra's workforce and operations may be exposed to widespread epidemic; inherent risks associated with the use of sodium cyanide in the mining operations; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; regulations regarding greenhouse gas emissions and climate change; significant volatility of molybdenum prices resulting in material working capital changes and unfavourable pressure on viability of the molybdenum business; competition for mineral acquisition opportunities; the success of the Company's future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; the Company's ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns and project resources; the Company's ability to accurately predict decommissioning and reclamation costs and the assumptions they rely on; long lead-times required for equipment and supplies, given the current construction status of TC Mine, and given the remote location of some of the Company's operating properties, changes to, or delays in the Company's supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events (including, but not limited to, flooding, wildfires, pandemics, or other global events such as wars); reliance on a limited number of suppliers for certain consumables, equipment and components; risks associated with the conduct of joint ventures and partnerships; the adequacy of the Company's insurance to mitigate the cost impacts of operational and corporate risks; third party risks arising from outsourcing and other vendor contracts the security of critical operating systems and the risk of cyber incidents such as cybercrime, malware or ransomware, data breaches, fines and penalties.

Internal Controls

Centerra has invested resources to document and assess its system of internal control over financial reporting and undertakes continuous evaluation of such internal controls. Internal control over financial reporting comprises procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, safeguards with respect to the reliability of financial reporting and financial statement preparation.

Centerra is required to satisfy the requirement of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 ("SOX"), which requires an annual assessment by management of the effectiveness of the Company' internal control over financial reporting and an attestation by Centerra's independent auditors addressing the operating effectiveness of the Company's internal control over financial reporting.

If Centerra fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with SOX. Centerra's failure to satisfy SOX requirements on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Centerra's business and negatively impact the trading price of the Company's common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Centerra's operating results or cause it to fail to meet its reporting obligations.

Although Centerra is committed to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with SOX.

Market Conditions

Commodities

The Company's profitability is materially affected by the market price of metals, primarily the prices of gold, copper and molybdenum. Metal prices fluctuate widely and are affected by numerous factors beyond the Company's control.



| | Average spot price | | | | | |
| | Three months ended December | | | Years ended December 31, | | |
	2025	2024	% Change	2025	2024	% Change
Gold (per oz)	4,145	2,664	56 %	3,439	2,388	44 %
Copper (per lb)	5.03	4.17	21 %	4.51	4.15	9 %
Molybdenum (per lb)	22.83	21.71	5 %	22.11	21.31	4 %

In the fourth quarter of 2025 and for the year ended December 31, 2025, the average gold price increased significantly when compared to the comparable periods of 2024, reaching all time highs in the fourth quarter of 2025. The gold price was impacted by a variety of factors including monetary policy from the U.S. Federal Reserve, central bank demand and elevated geopolitical tensions.

In the fourth quarter of 2025, the average copper price increased when compared to the fourth quarter and the year ended December 31, 2024. The copper price fluctuated significantly in 2025, from a low of $3.87 per pound to a high price of $5.68 per pound, ultimately closing in proximity of the yearly highs. The increase in the copper price in fourth quarter of 2025 from the fourth quarter of 2024 is attributable to depletion of visible London Metal Exchange inventory, the threat of U.S. based tariffs encouraging traders to remove supply of metal from the market in anticipation of potential arbitrage opportunities and mine based supply disruptions causing a worsening deficit of physical supply.

In the fourth quarter of 2025 and for the year ended December 31, 2025, the average molybdenum price increased when compared to the comparable periods in 2024. The molybdenum price fluctuated in 2025 with the lowest price of $19.55 per pound and the highest price of $26.03 per pound. Sentiment for molybdenum remains bullish over the long-term horizon, with increased demand from the energy sector set to pair with a continuation of supply tightness but prices often experience volatility over a shorter term horizon.

Foreign Exchange

The Company receives its revenue through the sale of gold, copper and molybdenum in US dollars. Gold sales from the Öksüt Mine to the Central Bank of the Republic of Türkiye in Turkish Lira but majority is immediately translated to US dollars. The Company has operations in Canada, including its corporate head office, Türkiye and the United States.

The exchange rate of the Canadian dollar and Turkish lira relative to the US dollar is an important financial driver for the Company for the following reasons:

• all revenues are earned are based on market pricing benchmarks, priced in US Dollars
• a significant portion, approximately 60%, of operating and capital costs at the Öksüt Mine are incurred in Turkish lira; and
• a majority, approximately 85%, of operating and capital costs at the Mount Milligan Mine are incurred in Canadian dollars.

Approximately 45% (2024 - 50%) of the Company's combined expenditures from continuing operations were incurred in currencies other than the US dollar during the year ended December 31, 2025.

The performance of these currencies during the periods ended December 31, 2025 and 2024 is as follows:

| | Average market exchange rate | | | | | |
| | Three months ended December 31, | | | Years ended December 31, | | |
	2025	2024	% Change	2025	2024	% Change
USD-CAD	1.39	1.40	(1)%	1.40	1.37	2 %
USD-Turkish Lira	42.26	34.55	22 %	39.56	32.86	20 %



Key Currencies vs. the US Dollar
(source: Bloomberg)

—Canadian Dollar —Turkish Lira

The Canadian dollar was 1% stronger against the US dollar in the fourth quarter of 2025 when compared to the fourth quarter of 2024, averaging $1.39 in the fourth quarter of 2025, while averaging $1.40 in the fourth quarter of 2024. The currency was also 2% weaker in the year ended December 31, 2025, compared to the year ended December 31, 2024, primarily due to significant volatility and uncertainty in the first half of the year due to tariff based economic policies enacted by the US government, increased volatility from geopolitical conflicts and global trade uncertainty. The USD/CAD currency pairing, ended the year at $1.37 compared to $1.44 as at December 31, 2024.

The Turkish lira weakened by 22% relative to the US dollar in the fourth quarter of 2024 and 20% for the year ended December 31, 2024. The Turkish lira ended the year at 42.96. Inflation in Türkiye remains significantly elevated but the pace of inflation has decreased resulting in a slowdown, particularly evident in the fourth quarter of 2025, of TRY/USD depreciation.

The Company utilizes its foreign exchange hedging program in order to manage its exposure to adverse fluctuations in the Canadian dollar, relative to the US dollar, see "Financial Instruments". The Company does not currently hedge the Turkish lira.

Diesel Fuel

Fuel costs at Centerra's operations represent approximately 5% of production costs. The prices for Mount Milligan Mine's diesel fuel are based on a supply agreement for weekly deliveries and priced at the Prince George rack rate. The Prince George rack rate reflects a base commodity price, refining costs associated into processing crude oil into refined fuels such as gasoline and diesel, transportation costs and fees applicable to



the storage and handling at the terminal. Mining operations at the Öksüt Mine are outsourced, and the fuel operating cost is included in the outsourcing contract costs based on the published local retail diesel market price. The TC Mine has diesel fuel priced off a supply agreement which is based on the Boise rack rate along with additional applicable transaction costs.

The Company utilizes its diesel hedging program in order to manage its exposure to adverse fluctuations in diesel fuel prices, see "Financial Instruments" section of this MD&A.

Liquidity and Capital Resources

As of December 31, 2025, the Company's total liquidity position was $928.9 million, representing a cash balance of $528.9 million and no amounts drawn under its $400.0 million corporate credit facility.

Fourth Quarter 2025 compared to Fourth Quarter 2024

See the *Overview of Consolidated Results* section in this MD&A for the discussion of cash provided by operating activities.

Cash used in investing activities of $94.9 million was recognized in the fourth quarter of 2025 compared to $47.5 million in the fourth quarter of 2024. The increase is primarily related to $23.5 million higher capital spending at the Thompson Creek Mine in the fourth quarter of 2025.

Cash used in financing activities in the fourth quarter of 2025 was $41.0 million compared to $25.0 million in the fourth quarter of 2024. The increase is primarily due to higher consideration paid to repurchase and cancel Centerra common shares. Consideration paid for the repurchase and cancellation of 2,297,900 Centerra common shares under the Company's NCIB program was $29.7 million in the fourth quarter of 2025 compared to consideration of $12.2 million paid for the repurchase and cancellation of 1,766,130 Centerra common shares under the Company's NCIB program in the fourth quarter of 2024. The overall increase is partially offset by proceeds from common shares issued as part of the Company's stock option program.

Year ended December 31, 2025 compared to December 31, 2024

See the *Overview of Consolidated Results* section in this MD&A for the discussion of cash provided by operating activities.

Cash used in investing activities of $303.9 million was recognized in 2025 compared to $193.2 million in 2024. The increase is primarily related to $83.8 million higher capital spending at the Thompson Creek Mine in 2025, $41.2 million higher purchase of equity investments in 2025 and an $18.6 million higher payments related to settlement of the obligation under Additional Royal Gold Agreement.

Cash used in financing activities of $140.5 million was recognized in 2025 compared to $93.5 million in 2024. The increase was primarily due to higher consideration paid to repurchase and cancel Centerra common shares. Consideration paid for the repurchase and cancellation of 11,493,316 Centerra common shares under the Company's NCIB program was $93.7 million in 2025 compared to consideration of $44.1 million paid for the repurchase and cancellation of 6,731,430 Centerra common shares under the Company's NCIB program in 2024.

Financial Performance

Fourth Quarter 2025 compared to Fourth Quarter 2024

Revenue of $401.6 million was recognized in the fourth quarter of 2025 compared to $302.4 million in the fourth quarter of 2024. The increase in revenue was primarily due to higher average realized gold, copper and molybdenum prices and higher molybdenum pounds roasted and sold. The increase was partially offset by



lower ounces of gold and pounds of copper sold at the Mount Milligan Mine and lower gold ounces sold at the Öksüt Mine.

Gold production was 70,853 ounces in the fourth quarter of 2025 compared to 73,224 ounces in the fourth quarter of 2024. Gold production in the fourth quarter of 2025 included 26,748 ounces of gold produced at the Öksüt Mine compared to 35,564 ounces produced in the fourth quarter of 2024. The overall decrease was primarily driven by a return to the steady state at the Öksüt Mine after processing built-up heap leach inventory following the resumption of operations in June 2023. There were 44,105 ounces of gold produced from the Mount Milligan Mine in the fourth quarter of 2025 compared to 37,660 ounces in the fourth quarter of 2024. The increase in gold production was primarily driven by higher head grades processed.

Copper production at the Mount Milligan Mine was 13.0 million pounds in the fourth quarter of 2025, consistent with 12.8 million pounds in the fourth quarter of 2024.

The Langeloth Facility roasted and sold 3.6 million pounds of molybdenum, in the fourth quarter of 2025, compared to 2.9 million pounds roasted a sold in the fourth quarter of 2024. The increase in molybdenum roasted and sold in the fourth quarter of 2025, compared to the fourth quarter of 2024, was primarily due to strong demand from customers during the fourth quarter of 2025. The increased volumes in 2025 were in line with the Company's strategy to progressively ramp-up production volumes at the Langeloth facility over time.

Cost of sales of $237.0 million was recognized in the fourth quarter of 2025 compared to $222.7 million in the fourth quarter of 2024. The increase was primarily due to $31.5 million higher production costs at the Langeloth Facility resulting from higher pounds of molybdenum sold and higher cost of molybdenum purchased due to higher prices. The increase in cost of sales was partially offset by lower DDA at the Mount Milligan Mine due to an increase in proven and probable reserves as a result of the life of mine extension.

Gold production costs were $1,259 per ounce in the fourth quarter of 2025 compared to $1,096 per ounce in the fourth quarter of 2024. The increase was primarily driven by lower ounces of gold sold and higher royalty cost per ounce at the Öksüt Mine as a result of elevated gold prices and updated royalty rates.

All-in sustaining costs on a by-product basis[NG] were $1,646 per ounce in the fourth quarter of 2025 compared to $1,296 per ounce in the fourth quarter of 2024. The increase in all-in sustaining costs on a by-product basis[NG] was primarily due to higher gold production costs per ounce as noted above and higher sustaining capital expenditures[NG].

Share-based compensation expenses of $16.9 million were recognized in the fourth quarter of 2025 compared to share-based compensation expenses $0.8 million in the fourth quarter of 2024. The increase was primarily due to higher share price impacting cash-settled awards.

Other operating expenses of $29.9 million were recognized in the fourth quarter of 2025 compared to other operating income of $28.0 million in the fourth quarter of 2024. The increase in other operating expenses is primarily attributable to a $26.1 million unrealized loss on the financial asset related to the Additional Royal Gold Agreement compared to $33.9 million unrealized gain in the fourth quarter of 2024.

A non-cash impairment reversal of $144.8 million was recognized in the fourth quarter of 2025 related to the Kemess Project. A non-cash impairment loss of $193.6 million was recognized in the fourth quarter of 2024 related to the Goldfield Project.

An unrealized gain of $12.7 million was recognized in the fourth quarter of 2025 compared to $63.1 million in the fourth quarter of 2024 on the re-measurement, using updated gold price assumptions, of the contingent consideration owing to the Company from Equinox Gold related to the sale of the Company's 50% interest in the Greenstone Gold Mines Partnership.

The Company recognized income tax expense of $64.8 million in the fourth quarter of 2025, comprising current income tax expense of $33.7 million and deferred income tax expense of $31.1 million, compared to income tax expense of $18.2 million in the fourth quarter of 2024, comprising current income tax expense of



$17.1 million and deferred income tax expense of $1.1 million. The increase in income tax expense in the fourth quarter of 2025 was primarily due to a larger deferred tax expense, stemming from a drawdown on deferred income tax assets related to earnings generated at the Mount Milligan Mine and a larger deferred tax expense related to the withholding tax generated at the Öksüt Mine.

Year ended December 31, 2025 compared to December 31, 2024

Revenue of $1,384.6 million was recognized in 2025 compared to $1,214.5 million in 2024. The increase in revenue was primarily due to higher average realized gold, copper and molybdenum prices and higher molybdenum pounds sold. The increase was partially offset by lower gold ounces and copper pounds sold at the Mount Milligan Mine and lower ounces of gold produced and sold at the Öksüt Mine.

Gold production was 275,316 ounces in 2025 compared to 368,104 ounces in 2024. Gold production in 2025 included 147,581 ounces of gold from the Mount Milligan Mine compared to 167,579 ounces in 2024. The decrease was primarily due to lower gold head grades, lower gold recoveries and lower throughput. The Öksüt Mine produced 127,734 ounces of gold in 2025 compared to 200,525 ounces of gold in 2024. The decrease was primarily due to a higher production level in 2024 from processing the built-up heap leach inventory following the resumption of operations in June 2023.

Copper production at the Mount Milligan Mine was 50.5 million pounds in 2025 compared to 54.3 million pounds in 2024. The decrease in copper production was primarily attributed to lower throughput.

The Langeloth Facility roasted 14.2 million pounds and sold 14.0 million pounds of molybdenum in 2025 compared to 10.2 million pounds roasted and 10.9 million pounds sold in 2024. This increase was primarily due to increased sales volume to contract customers in 2025 and a planned acid plant shut down in 2024. The increased volumes in 2025 were in line with the Company's strategy to progressively ramp-up production volumes at the Langeloth facility over time.

Cost of sales of $920.8 million was recognized in 2025 compared to $836.5 million recognized in 2024. The increase was primarily due to $94.4 million higher production costs at the Langeloth Facility resulting from higher pounds of molybdenum sold and higher cost of molybdenum purchased due to higher molybdenum prices. The increase in cost of sales was partially offset by lower DDA at the Mount Milligan Mine due to an increase in proven and probable reserves as a result of the life of mine extension.

Gold production costs were $1,297 per ounce in 2025 compared to $913 per ounce in 2024. The increase in gold production costs per ounce was primarily due to lower gold ounces sold at the Öksüt Mine and the Mount Milligan Mine, higher mining and processing costs at the Mount Milligan Mine, higher royalty costs at the Öksüt Mine and higher allocation of costs to gold production costs at the Mount Milligan Mine due to relative changes in the market price of gold and copper.

All-in sustaining costs on a by-product basis[NG] were $1,614 per ounce in 2025 compared to $1,148 per ounce in 2024. The increase was primarily due to higher gold production costs per ounce as discussed above.

Share-based compensation expenses of $27.9 million were recognized in 2025 compared to share-based compensation expenses of $5.2 million in 2024. The increase was primarily due to a higher share price impacting cash-settled awards.

Reclamation recovery was $7.5 million in 2025 compared to a reclamation recovery of $25.3 million in 2024. The difference was primarily attributable to changes in the risk-free interest rates applied to discount the estimated provision for future reclamation cash outflows at the Endako Mine and Kemess Project and an increase in the estimate of future reclamation cash outflows at the Endako Mine. In addition, there was a reclamation recovery of $15.1 million recognized in 2024 at the Thompson Creek Mine from the increase in the risk-free interest rates applied to discount the estimated provision for future reclamation cash outflows. No reclamation expense or recovery was recognized at the Thompson Creek Mine in 2025 due to the commencement of development.



An unrealized gain of $50.5 million was recognized in 2025 compared to $63.1 million in 2024 on the re-measurement, using updated gold price assumptions, of the contingent consideration owing to the Company from Equinox Gold related to the sale of the Company's 50% interest in the Greenstone Gold Mines Partnership.

Expensed exploration and evaluation costs were $50.7 million in 2025, compared to $70.7 million in 2024. The decrease in expensed exploration and evaluation costs was primarily due to $21.1 million lower project evaluation costs at the Thompson Creek Mine. No expensed exploration and evaluation costs were recognized at the Thompson Creek Mine in 2025 due to the commencement of development.

Other non-operating income of $25.8 million was recognized in 2025 compared to $49.1 million in 2024. The decrease in other non-operating income is primarily attributable to a $22.7 million lower foreign exchange gain driven by the effect of foreign exchange movements on the reclamation provision at the Endako Mine and Kemess Project, and a $9.3 million decrease in interest income earned on the Company's cash balance due to lower interest rates.

The Company recognized income tax expense of $147.0 million in 2025, comprising current income tax expense of $98.8 million and deferred income tax expense of $48.2 million, compared to income tax expense of $93.7 million in 2024, comprising current income tax expense of $87.5 million and deferred income tax expense of $6.2 million. The increase in income tax expense was primarily due to larger withholding tax expense related to the Öksüt Mine, and larger deferred income tax expense stemming from a drawdown on deferred income tax assets related to earnings generated at the Mount Milligan Mine.



Financial Instruments

The Company seeks to manage its exposure to fluctuations in diesel fuel prices, commodity prices and foreign exchange rates by entering into derivative financial instruments from time-to-time. The hedge positions for each of these programs as at December 31, 2025 are summarized as follows:

Instrument	Unit	Type	Average Strike Price 2026	2027	2028+	Settlements (% of exposure hedged)[1] 2026	2027	2028+	As at December 31, 2025 Total position[2]	Fair value ($'000's)
FX Hedges										
USD/CAD zero-cost collars	CAD	Fixed	$1.34/ $1.39	—	—	$108.0M (15%)	—	—	$108.0M	64
USD/CAD forward contracts	CAD	Fixed $	1.37 $	1.36	—	$313.3M (44%)	$126.0M	—	$439.3M	1,569
Total						$421.3M (59%)	$126.0M	—	$547.3M	1,633
Diesel Fuel Hedges[2]										
ULSD zero-cost collars	Litres	Fixed	$0.60/ $0.67	$0.50/ $0.57	—	3,339 (6%)	1,670	—	5,009	(221)
ULSD swap contracts	Litres	Fixed $	0.60 $	0.58	—	21,290 (41%)	13,579	—	34,869	(1,648)
Total						24,629 (47%)	15,249	—	39,878	(1,869)
Gold Hedges										
Öksüt Mine zero-cost collars	Ounces	Fixed	$2,400/ $3,696	—	—	20,000 (17%)	—	—	20,000	(14,661)
Goldfield Project zero-cost collars[3]	Ounces	Fixed	—	—	$3,200/ $4,575	—	—	117,000	117,000	(81,478)
Total						20,000 (17%)	—	117,000	137,000	(96,139)
Gold/Copper Hedges (Royal Gold deliverables)[4]:										
Gold forward contracts	Ounces	Float	N/A	—	—	14,940	—	—	14,940	327
Copper forward contracts	Pounds	Float	N/A	—	—	1.3M	—	—	1.3M	431

[1] Percentage of exposure hedged is calculated with reference to the expected expenditure to be incurred in Canadian dollars, fuel consumed and gold ounces sold as outlined in the "Outlook" section and is subject to change.

[2] Ultra-low-sulfur diesel. Units are in thousands of litres. Includes hedges covering exposure of both the Mount Milligan Mine and the Thompson Creek Mine.

[3] The ceiling prices applicable to the gold hedge contracts are $4,438/oz for 2029 and $4,705/oz for 2030.

[4] Royal Gold hedging program with a market price determined on settlement of the contract.

The realized (loss) gain recorded in the consolidated statements of earnings was as follows:

($ millions)	Three months ended December 31, 2025	2024	% Change	Years ended December 31, 2025	2024	% Change
Foreign exchange hedges	**(1,317)**	(3,223)	(59)%	**(6,147)**	(7,053)	(13)%
Fuel hedges	**(11)**	(242)	(95)%	**(243)**	(185)	31 %
Copper hedges	**—**	—	— %	**—**	450	(100)%
Gold Hedges	**(7,741)**	—	100 %	**(8,489)**	—	100 %

In conjunction with the decision to proceed with the Goldfield Project, the Company entered into zero-cost collar contracts for 57,000 ounces in 2029 and 60,000 ounces in 2030, representing 50% of annual production in each year, to protect project economics and support predictable cash flow during the ramp-up period. These zero-cost option collars are settled on a monthly basis, against the London Bullion Market Association gold prices and have a gold price floor of $3,200 per ounce and an average gold price cap of

$4,438 per ounce in 2029 and $4,705 per ounce in 2030. The current fair value of these instruments reflects an unrealized loss from the significant upward movement in the underlying gold price in 2025.

In the first quarter of 2025, the Company initiated a diesel hedging program associated with the restart of operations at the Thompson Creek Mine in order to manage the risk associated with changes in diesel fuel prices. The hedge contracts cover a portion of estimated future diesel fuel purchases as part of the re-start and are expected to settle over time by June 2027.

As at December 31, 2025, Centerra has not entered into any off-balance sheet arrangements with special purpose entities, nor does it have any unconsolidated affiliates.

Balance Sheet Review

($ millions)	December 31, 2025	December 31, 2024
Total Assets	**2,958.7**	**2,265.1**
Total Liabilities	**898.9**	**609.2**
Current Liabilities	446.9	283.9
Non-current Liabilities	452.0	325.3
Total Equity	**2,059.8**	**1,655.9**

Cash as at December 31, 2025 was $528.9 million compared to $624.7 million as at December 31, 2024. The decrease was primarily attributable to the repurchase and cancellation of approximately 11,493,316 Centerra common shares under the Company's NCIB program amounting to $93.7 million, dividends paid of $41.1 million and $48.5 million paid to purchase equity investments, partially offset by a free cash flow[NG] of $95.0 million during the year ended December 31, 2025.

Amounts receivable as at December 31, 2025 were $137.5 million compared to $75.0 million at December 31, 2024. The increase was primarily due to a $27.6 million increase in amounts receivable at the Langeloth Facility due to higher average market molybdenum prices and higher molybdenum pounds sold and a $36.1 million increase in amounts receivable at the Mount Milligan Mine, primarily from higher gold and copper concentrate revenue due to a significant increase in gold prices at year-end, resulting in a $14.2 million mark-to-market adjustment.

Total inventories as at December 31, 2025 were $333.7 million compared to $234.2 million at December 31, 2024. The increase was primarily due to $58.2 million higher molybdenum inventory at the Langeloth Facility from higher average market molybdenum prices and a build-up of inventory to support higher operating volumes prior to the suspension of operations and a $22.1 million increase in stockpile inventory at the Öksüt Mine that was placed and Mount Milligan Mine. In addition, there was an increase in gold inventory build-up at the ADR circuit of $24.6 million at the Öksüt Mine.

The carrying value of PP&E as at December 31, 2025 was $1.6 billion compared to $1.1 billion as at December 31, 2024. The increase was primarily due to the additions of $295.5 million related to ongoing capital projects at the existing mines and projects, including capital equipment purchases, equipment refurbishments and pre-stripping costs, other general costs capitalized at the Thompson Creek Mine, $341.1 million non-cash impairment reversal at the Goldfield Project and Kemess Project, partially offset by the depreciation and depletion of PP&E of $136.1 million in the normal course of operations.

Deferred income tax assets as at December 31, 2025 were $24.9 million compared to $60.1 million as at December 31, 2024. The decrease was primarily due to the drawdown of the deferred tax assets at the Mount Milligan Mine as a result of the higher earnings from operations.

Non-current equity investments as at December 31, 2025 were $105.9 million compared to $9.8 million as at December 31, 2024. The increase was primarily due to the purchase of equity investments amounting to $48.5 million and a $47.6 million unrealized gain recorded in Other Comprehensive Income ("OCI") due to the



increase in the market value of the equity investments portfolio.

Non-current financial assets as at December 31, 2025 were $113.6 million compared to $67.2 million as at December 31, 2024. The increase was primarily due to a $43.1 million settlement of the first deferred gold consideration related to the Additional Royal Gold Agreement and $3.0 million change in fair value of the financial asset related to the Additional Royal Gold Agreement.

Accounts payable and accrued liabilities as at December 31, 2025 were $369.7 million compared to $233.1 million at December 31, 2024. The increase was primarily due to the effect of timing of vendor payments of $35.6 million including a higher payable due to Royal Gold at the Mount Milligan Mine, and timing of vendor payments and impact of higher molybdenum prices on concentrate purchases at the Langeloth Facility amounting to $53.8 million, $11.1 million higher accrued liabilities at the Öksüt Mine related to an increased royalty provision and $20.5 million higher share-based compensation liability as a result of a higher Centerra share price.

Income tax payable as at December 31, 2025 was $28.9 million compared to $18.7 million as at December 31, 2024. The increase was related to higher current income tax attributable to higher earnings in the fourth quarter at the Öksüt Mine.

Deferred income tax liabilities as at December 31, 2025 were $37.9 million compared to $18.4 million as at December 31, 2024. The increase is primarily related to the reversal of temporary differences between accounting and tax bases of the balances related to the Öksüt Mine and Mount Milligan Mine.

Provision for reclamation as at December 31, 2025 was $294.5 million compared to $266.2 million as at December 31, 2024. The increase was primarily due to $11.2 million of accretion, a $13.0 million increase in the provision for future reclamation cash flows at the Öksüt Mine, Thompson Creek Mine and Mount Milligan Mine and $5.3 million due to the effect of the foreign exchange movement on the reclamation provision at the Endako Mine and Kemess Project.

Non-current financial liabilities as at December 31, 2025 were $82.1 million compared to $5.2 million as at December 31, 2024. The increase was primarily due to a $96.1 million mark-to-market adjustment on certain gold hedging contracts as a result of rising gold prices.

Share capital as at December 31, 2025 was $727.0 million compared to $826.7 million as at December 31, 2024. The decrease was primarily due to the repurchase and cancellation of shares for $93.7 million under the NCIB program.

Accumulated other comprehensive loss as at December 31, 2025 was $49.4 million compared to $11.2 million as at December 31, 2024. The increase in accumulated other comprehensive loss was primarily due to the changes in the fair value of hedged derivative instruments on the hedging programs at the Goldfield Project and the Öksüt Mine of $96.1 million, partially offset by the increase of $45.8 million in fair value of the non-current equity investments recorded in OCI.

Contractual Obligations

The following table summarizes Centerra's contractual obligations as of December 31, 2025:

($ millions)	2026	2027	2028	2029	Thereafter	Total
Contractual commitments[1]	$ 534.7 $	172.0 $	— $	— $	— $	706.7
Reclamation provisions[2]	—	—	—	—	512.6	512.6
Lease obligations	8.9	8.3	4.9	3.0	1.9	27.0
Total	**$ 543.6 $**	**180.3 $**	**4.9 $**	**3.0 $**	**514.5 $**	**1,246.3**

[1] Excludes trade payables and accrued liabilities. Primarily relates to purchases of molybdenum concentrate under contracts with various mines around the world.

(2)   Mining operations are subject to environmental regulations that require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. Expected reclamation cash flows are presented above on an undiscounted basis. Reclamation provisions recorded in the Company's consolidated financial statements are measured at the expected value of future cash flows discounted to their present value using a risk-free interest rate.

2026 Liquidity and Capital Resources Analysis

The Company believes that it has sufficient capital resources to satisfy its 2025 mandatory expenditure commitments (including the contractual obligations set out above) and discretionary expenditure commitments. The following table sets out expected capital requirements and resources for 2025:

2026 Mandatory Commitments ($ millions):

Contractual obligations[1]	$	543.6
Accounts payable and accrued liabilities (as at December 31, 2025)		369.7
Income taxes payable (as at December 31, 2025)		28.9
Total 2026 mandatory expenditure commitments	**$**	**942.2**

2026 Discretionary Commitments[2]:

Expected capital expenditures^NG	$	382.5
Expected exploration costs[3]		39.0
Expected evaluation costs		22.5
Total 2026 discretionary expenditure commitments	**$**	**444.0**
Total 2026 mandatory and discretionary expenditure commitments	**$**	**1,386.2**

(1) From the Contractual Obligations table.
(2) From the Outlook table, mid-point of the range.
(3) Excludes exploration costs expected to be capitalized which are included in the expected capital expenditures^NG.

Operating Mines and Facilities

Mount Milligan Mine

The Mount Milligan Mine is an open-pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. The Mount Milligan Mine is subject to the Mount Milligan Mine Streaming Agreement. To satisfy its current obligations under the Mount Milligan Mine Streaming Agreement, the Company purchases refined gold ounces and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold ounces and copper warrants and the corresponding amounts payable to the Company under the Mount Milligan Streaming Agreement is recorded as a reduction of revenue rather than a cost of operating the mine. On February 13, 2024, the Company entered into the Additional Royal Gold Agreement, relating to the Mount Milligan Mine.



Mount Milligan Mine Financial and Operating Results

($millions, except as noted)	Three months ended December 31,			Years ended December 31,		
	2025	2024	% Change	2025	2024	% Change
Financial Highlights:						
Gold revenue	**117.4**	89.0	32 %	**367.0**	299.8	22 %
Copper revenue	**58.8**	47.0	25 %	**198.2**	188.0	5 %
Other by-product revenue	**6.0**	2.0	200 %	**16.3**	8.0	104 %
Total revenue	**182.2**	138.0	32 %	**581.5**	495.8	17 %
Production costs	**75.0**	89.3	(16)%	**300.8**	306.3	(2)%
Depreciation, depletion, and amortization ("DDA")	**12.7**	21.4	(41)%	**59.2**	72.8	(19)%
Earnings from mine operations	**94.5**	27.3	246 %	**221.5**	116.7	90 %
Earnings from operations[1]	**64.3**	55.7	15 %	**209.7**	117.5	78 %
Cash provided by mine operations	**85.0**	77.0	10 %	**245.7**	176.3	39 %
Free cash flow from mine operations[2]	**53.6**	65.3	(18)%	**168.4**	118.6	42 %
Additions to property, plant and equipment	**33.4**	9.0	273 %	**85.6**	55.8	54 %
Capital expenditures - total[2]	**31.1**	7.8	299 %	**80.0**	54.0	48 %
Sustaining capital expenditures[2]	**20.1**	7.8	158 %	**63.6**	54.0	18 %
Non-sustaining capital expenditures[2]	**11.0**	—	100 %	**16.4**	—	100 %
Operating Highlights:						
Tonnes mined (000s)	**11,134**	9,622	16 %	**46,857**	46,070	2 %
Tonnes ore mined (000s)	**5,637**	5,844	(4)%	**22,761**	21,929	4 %
Tonnes processed (000s)	**5,334**	5,423	(2)%	**20,665**	21,463	(4)%
Process plant head grade gold (g/t)	**0.44**	0.37	19 %	**0.38**	0.40	(5)%
Process plant head grade copper (%)	**0.16 %**	0.16%	0 %	**0.16 %**	0.16%	0 %
Gold recovery (%)	**59.0 %**	59.6%	(1)%	**60.3 %**	62.8%	(4)%
Copper recovery (%)	**73.5 %**	72.4%	2 %	**75.8 %**	74.8%	1 %
Concentrate produced (dmt)	**38,453**	32,890	17 %	**145,935**	140,510	4 %
Gold produced (oz)[3]	**44,105**	37,660	17 %	**147,581**	167,579	(12)%
Gold sold (oz)[3]	**38,264**	47,887	(20)%	**140,720**	170,389	(17)%
Average realized gold price - combined ($/oz)[3][4]	**3,069**	1,864	65 %	**2,608**	1,761	48 %
Copper produced (000s lbs)[3]	**13,038**	12,769	2 %	**50,476**	54,342	(7)%
Copper sold (000s lbs)[3]	**12,541**	16,361	(23)%	**50,029**	57,897	(14)%
Average realized copper price - combined ($/lb)[3][4]	**4.69**	2.88	63 %	**3.96**	3.25	22 %
Unit Costs:						
Gold production costs ($/oz)	**1,306**	1,219	7 %	**1,388**	1,105	26 %
All-in sustaining costs on a by-product basis ($/oz)[2][5]	**913**	1,114	(18)%	**1,194**	1,078	11 %
Gold - All-in sustaining costs on a co-product basis ($/oz)[2][5]	**1,634**	1,374	19 %	**1,694**	1,343	26 %
Copper production costs ($/lb)	**1.99**	1.89	5 %	**2.11**	2.04	3 %
Copper - All-in sustaining costs on a co-product basis ($/lb)[2][5]	**2.49**	2.12	17 %	**2.56**	2.47	4 %
Mining costs per tonne mined ($/tonne)[2]	**3.11**	3.33	(7)%	**2.78**	2.68	4 %
Milling costs per tonne processed ($/tonne)[2]	**5.71**	4.66	23 %	**6.08**	5.33	14 %
Site G&A costs per tonne processed ($/tonne)[2]	**3.19**	2.39	33 %	**2.79**	2.45	14 %
On site costs per tonne processed ($/tonne)[2]	**15.40**	12.97	19 %	**15.17**	13.54	12 %

[1] Includes exploration and evaluation costs and other operating costs, including non-cash unrealized loss on the financial asset related to the Additional Royal Gold Agreement.

[2] Non-GAAP financial measure. See discussion under "Non-GAAP and Other Financial Measures".

[3] Mount Milligan production and sales are presented on a 100%-basis. Under the Mount Milligan Streaming Agreement, Royal Gold is entitled to 35% of gold ounces sold and 18.75% of copper pounds sold. Royal Gold paid $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered in the periods presented.

[4] This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold includes the impact from the Mount Milligan Streaming Agreement, copper hedges and mark-to-market adjustments on metal sold that had not yet settled under contract.

[5] Includes the impact from the Mount Milligan Streaming Agreement and the impact of copper hedges.

Fourth Quarter 2025 compared to Fourth Quarter 2024

Earnings from mine operations of $94.5 million were recognized in the fourth quarter of 2025 compared to $27.3 million in the fourth quarter of 2024. The increase in earnings from mine operations was primarily due to higher average realized gold and copper prices and lower DDA, partially offset by lower gold ounces and copper pounds sold. Lower DDA was due to an increase in proven and probable reserves as a result of the life of mine extension.

Mount Milligan Q4 cash provided by mine operations ($ millions)

Cash provided by mine operations of $85.0 million was recognized in the fourth quarter of 2025 compared to $77.0 million in the fourth quarter of 2024. The increase was primarily due to higher average realized gold and copper prices, partially offset by an unfavorable working capital change, and lower gold ounces and copper pounds sold. The unfavorable working capital change in the fourth quarter of 2025 compared to the fourth quarter of 2024 was primarily related to the timing of sales and cash collection from shipments.

Free cash flow from mine operations[NG] of $53.6 million was recognized in the fourth quarter of 2025 compared to $65.3 million in the fourth quarter of 2024. The decrease was primarily due to higher capital expenditures[NG], partially offset by higher cash provided by mine operations as noted above.

During the fourth quarter of 2025, mining activities were carried out in phases 5, 6, 7 and 10 of the open pit. Total tonnes mined were 11.1 million tonnes in the fourth quarter of 2025 compared to 9.6 million tonnes in the fourth quarter of 2024. The increase in tonnes mined in the fourth quarter of 2025 was largely attributable to higher equipment availability compared to the same period in 2024.

Total process plant throughput in the fourth quarter of 2025 was 5.3 million tonnes, averaging 57,977 tonnes per calendar day compared to 5.4 million tonnes, averaging 58,948 tonnes per calendar day in the fourth quarter of 2024. The lower throughput was primarily due to maintenance activities in the crushing circuit and some modifications to the grinding circuit.

Gold production was 44,105 ounces in the fourth quarter of 2025 compared to 37,660 ounces in the fourth quarter of 2024. The increase in gold production was primarily driven by higher head grade. During the fourth quarter of 2025, the average gold head grade and recovery were 0.44 g/t and 59.0%, respectively, compared to 0.37 g/t and 59.6% in the fourth quarter of 2024. The higher head gold grade was primarily due to the change in mining sequence. Gold ounces and copper pounds sold were lower than gold ounces and copper pounds produced in the quarter as a result of weather-related disruptions to logistics in late December, with the timing difference in sales expected to reverse in 2026.

Copper production was 13.0 million pounds in the fourth quarter of 2025 compared to 12.8 million pounds in the fourth quarter of 2024. The increase in copper production was primarily due to higher recovery. During the fourth quarter of 2025, the average copper head grade and recovery were 0.16% and 73.5%, respectively, compared to 0.16% and 72.4% in the fourth quarter of 2024.



Gold production costs were $1,306 per ounce in the fourth quarter of 2025 compared to $1,219 per ounce in the fourth quarter of 2024. The increase was primarily due to lower gold ounces sold, slightly higher processing costs from additional maintenance activities. The increase was partially offset by lower rehandling costs.

Copper production costs were $1.99 per pound in the fourth quarter of 2025 compared to $1.89 per pound in the fourth quarter of 2024. The increase was primarily due to lower pounds of copper sold.

Mount Milligan Q4 All-in sustaining costs on a by-product basis per ounce[NG] ($/oz)



All-in sustaining costs on a by-product basis[NG] were $913 per ounce in the fourth quarter of 2025 compared to $1,114 per ounce in the fourth quarter of 2024. The decrease was primarily due to higher copper and silver credits from increased prices, partially offset by lower gold ounces sold and higher sustaining capital expenditures[NG]. Higher sustaining capital expenditures[NG] in the fourth quarter of 2025 was primarily due to difference in the timing of spending on the mining fleet, equipment overhauls and TSF capitalization compared to the fourth quarter of 2024.

Year ended December 31, 2025 compared to December 31, 2024

Earnings from mine operations of $221.5 million were recognized in 2025 compared to $116.7 million in 2024. The increase was primarily due to higher average realized gold and copper prices, and lower DDA, partially offset by lower gold ounces and copper pounds sold. Lower DDA was due to an increase in proven and probable reserves as a result of the life of mine extension.

Mount Milligan YTD cash provided by mine operations ($ millions)

Cash provided by mine operations of $245.7 million was recognized in 2025 compared to $176.3 million in 2024. The increase was primarily due to higher average realized gold and copper prices, partially offset by lower gold ounces and copper pounds sold.

Free cash flow from mine operations[NG] of $168.4 million was recognized in 2025 compared to $118.6 million in 2024. The increase was primarily due to higher cash provided by mine operations as explained above, partially offset by higher capital expenditures[NG].

During 2025, mining activities were carried out in phases 5, 6, 7 and 10 of the open pit. Total tonnes mined were 46.9 million tonnes in 2025 compared to 46.1 million tonnes mined in 2024. The slight increase in tonnage was primarily due to higher equipment availability.

The process plant throughput was 20.7 million tonnes in 2025, averaging 56,616 tonnes per calendar day compared to 21.5 million tonnes in 2024, averaging 58,643 tonnes per calendar day. Lower throughput was due to some operational challenges and harder than anticipated ore in 2025.

Gold production was 147,581 ounces in 2025 compared to 167,579 ounces in 2024. The decrease was primarily due to lower gold head grades, lower gold recoveries and lower throughput. During 2025, the average gold grade was 0.38 g/t and recoveries were 60.3% compared to 0.40 g/t and 62.8%, respectively, in 2024. The lower head gold grade was primarily due to mining sequence and lower average grades encountered in these zones but consistent with the grades incorporated in the MTM PFS. Lower recoveries were primarily due to lower head grades milled. Gold ounces and copper pounds sold were lower than gold ounces and copper pounds produced in the year as a result of weather-related disruptions to logistics in late December, with the timing difference in sales expected to reverse in 2026.

Total copper production was 50.5 million pounds in 2025 compared to 54.3 million pounds in 2024. The decrease in copper production was primarily attributed to lower throughput. During 2025, the average copper head grade was 0.16% and recoveries were 75.8% compared to 0.16% and 74.8%, respectively, in 2024.

Gold production costs were $1,388 per ounce in 2025 compared to $1,105 per ounce in 2024. The increase was primarily due to lower gold ounces sold, higher mining and processing costs and higher allocation of costs to gold production costs due to relative changes in the market price of gold and copper. Mining costs were higher due to higher equipment overhaul and repair needs, and RC drilling activities to improve



geological and mine plan confidence. Processing costs were higher due to a planned mill maintenance shutdown in 2025, including the replacement of both ball and SAG mill liners compared to the replacement of only SAG mill liners during the mill maintenance shutdown in 2024. The expanded mill shutdown typically occurs every 18 months and as a result, contractor charges and liner costs were higher in 2025 compared to 2024. The increase in gold production costs per ounce was partially offset by lower rehandling costs.

Copper production costs of $2.11 per pound in 2025 remained consistent with $2.04 per pound in 2024.

Mount Milligan YTD all-in sustaining costs on a by-product basis per ounce[NG] ($/oz)



All-in sustaining costs on a by-product basis[NG] were $1,194 per ounce for 2025 compared to $1,078 per ounce in 2024. The increase was primarily due to lower ounces of gold sold and higher production costs as outlined above, partially offset by higher copper and silver credits from increased prices.

Öksüt Mine

The Öksüt Mine is located in Türkiye approximately 300 kilometres southeast of Ankara and 48 kilometres south of Kayseri, the provincial capital. The nearest administrative centre is at Develi, located approximately 10 kilometres north of the mine site.

Öksüt Mine Financial and Operating Results

($millions, except as noted)	Three months ended December 31,			Years ended December 31,		
	2025	2024	% Change	2025	2024	% Change
Financial Highlights:						
Revenue	**115.3**	96.2	20 %	**445.0**	465.7	(4)%
Production costs[1]	**35.8**	33.6	7 %	**156.5**	148.0	6 %
Depreciation, depletion, and amortization ("DDA")	**11.7**	10.2	15 %	**48.5**	50.0	(3)%
Earnings from mine operations	**67.7**	52.6	29 %	**240.0**	267.7	(10)%
Earnings from operations[2]	**67.2**	51.6	30 %	**237.5**	265.5	(11)%
Cash provided by mine operations	**57.1**	51.8	10 %	**229.3**	248.4	(8)%
Free cash flow from mine operations[3]	**43.9**	40.5	8 %	**191.0**	206.5	(8)%
Additions to property, plant and equipment	**20.0**	15.2	32 %	**51.8**	54.7	(5)%
Capital expenditures - total[3]	**13.2**	11.3	17 %	**38.3**	41.9	(9)%
Sustaining capital expenditures[3]	**13.2**	11.3	17 %	**38.3**	41.9	(9)%
Operating Highlights:						
Tonnes mined (000s)	**5,296**	4,439	19 %	**17,950**	16,937	6 %
Tonnes ore mined (000s)	**633**	1,313	(52)%	**4,496**	4,128	9 %
Ore mined - grade (g/t)	**1.62**	0.89	82 %	**1.26**	1.07	18 %
Ore crushed (000s)	**428**	1,036	(59)%	**4,027**	4,091	(2)%
Tonnes of ore stacked (000s)	**430**	1,143	(62)%	**4,144**	4,621	(10)%
Heap leach grade (g/t)	**1.95**	0.99	97 %	**1.29**	1.13	14 %
Heap leach contained ounces stacked	**26,908**	36,405	(26)%	**172,460**	168,035	3 %
Gold produced (oz)	**26,748**	35,564	(25)%	**127,734**	200,525	(36)%
Gold sold (oz)	**29,879**	35,989	(17)%	**130,487**	197,794	(34)%
Average realized gold price ($/oz)[4]	**3,859**	2,663	45 %	**3,410**	2,351	45 %
Unit Costs:						
Gold production costs ($/oz)	**1,199**	933	29 %	**1,199**	748	60 %
All-in sustaining costs on a by-product basis ($/oz)[3]	**1,748**	1,327	32 %	**1,613**	1,015	59 %
Mining costs per tonne mined ($/tonne)[3]	**3.09**	3.54	(13)%	**3.22**	3.26	(1)%
Processing costs per tonne processed ($/tonne)[3]	**14.37**	6.56	119 %	**7.11**	5.76	23 %
Site G&A costs per tonne processed ($/tonne)[3]	**40.81**	9.20	344 %	**12.03**	8.49	42 %
On site costs per tonne processed ($/tonne)[3]	**93.20**	29.50	216 %	**33.09**	26.19	26 %

[1] Includes government royalties of $17.2 million and $56.9 million during three and twelve months ended December 31, 2025 and $9.0 million and $46.4 million during three and twelve months ended December 31, 2024, respectively.
[2] Includes exploration and evaluation costs.
[3] Non-GAAP financial measure. See discussion under "Non-GAAP and Other Financial Measures".
[4] This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold.

Fourth Quarter 2025 compared to Fourth Quarter 2024

Earnings from mine operations were $67.7 million in the fourth quarter of 2025 compared with $52.6 million in the fourth quarter of 2024. The increase was primarily due to higher average realized gold prices. The increase in earnings from mine operations was partially offset by higher production costs mainly attributable to higher royalty rates and gold prices in 2025.

Öksüt Mine Q4 cash provided by mine operations ($ millions)



Cash provided by mine operations was $57.1 million in the fourth quarter of 2025, compared to $51.8 million in the fourth quarter of 2024. The increase in cash provided in mine operations was primarily due to higher average realized gold prices, partially offset by lower gold ounces sold, higher tax payments and a realized gold hedging loss.

Free cash flow from mine operations[NG] was $43.9 million in the fourth quarter of 2025, compared to $40.5 million in the fourth quarter of 2024. The increase in free cash flow from mine operations[NG] was primarily due to an increase in cash provided by mine operations as noted above, partially offset by higher sustaining capital expenditures[NG] mainly driven by higher deferred stripping costs.

Mining activities in the fourth quarter of 2025 were carried out in phase 5 and phase 6 of the Keltepe pit and in phase 2 of the Güneytepe pit. Total tonnes mined were 5.3 million tonnes in the fourth quarter of 2025 higher than the 4.4 million tonnes mined in the fourth quarter of 2024. The increase was primarily due to additional equipment availability and higher waste stripping in the fourth quarter of 2025.

The Öksüt Mine stacked 0.4 million tonnes at an average grade of 1.95 g/t, containing 26,908 ounces of gold in the fourth quarter of 2025, compared to 1.1 million tonnes stacked at an average grade of 0.99 g/t, containing 36,405 ounces of gold in the fourth quarter of 2024. The increase in heap leach grade was primarily due to higher mining grades in the fourth quarter of 2025 as a result of mining higher grade areas in phase 5 and the bottom of the Keltepe pit. The lower stacked tonnes in the fourth quarter of 2025 were primarily due to a shift in mining activity towards moving waste tonnes.



Gold production in the fourth quarter of 2025 was 26,748 ounces compared to 35,564 ounces in the fourth quarter of 2024. The decrease in gold production was primarily driven by a return to the steady state at the Öksüt Mine after processing built-up heap leach inventory following the resumption of operations in June 2023.

Gold production costs per ounce were $1,199 in the fourth quarter of 2025 compared to $933 in the fourth quarter of 2024. The increase was primarily due to lower gold ounces sold and higher royalty costs. The royalty costs increased by $8.3 million between the periods with approximately $3.1 million of this increase attributed to the elevated gold prices and approximately $5.2 million the result of updated royalty rates as described in the *Recent Events* section of this MD&A.

Öksüt Mine Q4 All-in sustaining costs on a by-product basis per ounce[NG] ($/oz)



All-in sustaining costs on a by-product basis[NG] in the fourth quarter of 2025 were $1,748 per ounce compared to $1,327 per ounce in the fourth quarter of 2024. The increase was primarily due to higher royalty costs per ounce as noted above, lower gold ounces sold and higher sustaining capital expenditures[NG] mainly driven by higher deferred stripping costs.



Year ended December 31, 2025 compared to December 31, 2024

Earnings from mine operations were $240.0 million in 2025 compared with $267.7 million in 2024. The decrease was primarily due to lower ounces of gold produced and sold mainly attributable to higher production level in 2024 from processing the built-up heap leach inventory following the resumption of operations in June 2023. This decrease was partially offset by higher average realized gold prices in 2025.

Oksut Mine YTD cash provided by mine operations ($ millions)



Cash provided by mine operations was $229.3 million in 2025 compared with $248.4 million in 2024. The decrease in cash provided by mine operations was primarily due to lower ounces of gold sold after processing built-up heap leach inventory in 2024, higher royalty payments and a realized gold hedging loss. The decrease was partially offset by higher average realized gold prices and lower tax payments.

Free cash flow from mine operations[NG] was $191.0 million in 2025 compared with $206.5 million in 2024. The decrease in free cash flow from mine operations[NG] was due to decrease in cash provided by mine operations, partially offset by lower sustaining capital expenditures[NG] mainly from lower deferred stripping costs.

Mining activities in 2025 were carried out in phase 5 and phase 6 of the Keltepe pit and in phase 2 of the Güneytepe pit. Total tonnes mined were 18.0 million tonnes in 2025, higher than 16.9 million tonnes mined in 2024. The increase was primarily due to additional heavy equipment and higher waste stripping in 2025.

The Öksüt Mine stacked 4.1 million tonnes at an average grade of 1.29 g/t containing 172,460 ounces of gold in 2025, compared with 4.6 million tonnes stacked at an average grade of 1.13 g/t containing 168,035 ounces of gold in 2024. The increase in heap leach grades was primarily due to higher mining grades in 2025 as a result of mining higher grade areas in phase 5 and the bottom of the Keltepe pit.

Gold production was 127,734 ounces in 2025 compared to 200,525 ounces in 2024, primarily due to higher production levels in 2024 from processing the built-up heap leach inventory following the resumption of operations in June 2023.

Gold production costs were $1,199 per ounce in 2025 compared with $748 per ounce in 2024. The increase was primarily due to higher production costs and higher royalty costs. Higher production costs were mainly due to lower costs allocated to deferred stripping, and higher weighted average cost per ounce in inventory as a result of net inflation impact in Türkiye between the periods, which increased labour and contractor costs. Royalty costs increased by $10.5 million between the periods attributable to elevated gold prices and updated royalty rates as described in the Recent Events section of this MD&A.



Öksüt Mine YTD All-in sustaining costs on a by-product basis per ounce[NG] ($)

All-in sustaining costs on a by-product basis[NG] were $1,613 per ounce in 2025 compared with $1,015 per ounce in 2024. The increase was primarily due to the higher production costs per ounce, higher royalty costs per ounce as noted above and lower ounces of gold sold.

Molybdenum Business Unit

The Molybdenum BU includes the Langeloth Facility in Pennsylvania and two North American molybdenum mines: the Thompson Creek Mine in Idaho and the 75%-owned Endako Mine in British Columbia, which is currently on care and maintenance.

Molybdenum BU Financial Results

($millions, except as noted)	Three months ended December 31,			Years ended December 31,		
	2025	2024	% Change	2025	2024	% Change
Financial Highlights:						
Total revenue	**104.0**	68.1	53 %	**358.0**	253.0	42 %
Production costs	**100.7**	67.4	49 %	**351.3**	256.0	37 %
Depreciation, depletion, and amortization ("DDA")	**1.1**	0.9	22 %	**4.5**	3.4	32 %
Earnings (loss) from mine operations	**2.2**	(0.2)	1200 %	**2.2**	(6.4)	134 %
Care and maintenance costs - Molybdenum mines	**1.3**	1.4	(7)%	**5.8**	9.3	(38)%
Reclamation recovery	**(2.8)**	(2.6)	8 %	**(3.5)**	(18.1)	81 %
Other operating expenses	**0.5**	0.7	(29)%	**2.9**	1.7	71 %
Earnings (loss) from operations	**3.2**	0.3	967 %	**(2.9)**	(20.4)	86 %
Cash used in operations	**(14.9)**	(12.3)	(21)%	**(38.3)**	(41.0)	7 %
Free cash flow deficit from operations[(1)]	**(61.0)**	(35.1)	(74)%	**(175.6)**	(100.7)	(74)%
Additions to property, plant and equipment	**60.6**	17.5	246 %	**156.4**	62.3	151 %
Total capital expenditures[(1)]	**51.3**	27.4	87 %	**135.9**	63.1	115 %

[(1)]   Non-GAAP financial measure. See discussion under "Non-GAAP and Other Financial Measures".



Thompson Creek Mine

($millions, except as noted)	Three months ended December 31,			Years ended December 31,		
	2025	**2024**	**% Change**	**2025**	**2024**	**% Change**
Financial Highlights:						
Cash used in operations	—	—	— %	—	(16.7)	100 %
Free cash flow deficit from operations[1]	**(45.7)**	(22.5)	(103)%	**(136.3)**	(71.0)	(92)%
Additions to property, plant and equipment	**61.3**	17.2	257 %	**156.1**	57.0	174 %
Total capital expenditures[1]	**50.5**	27.0	87 %	**134.2**	57.8	132 %
Operating Highlights:						
Waste tons mined (000s)	**8,792**	4,502	95 %	**28,702**	11,303	154 %

   [1]   Non-GAAP financial measure. See discussion under "Non-GAAP and Other Financial Measures".

Fourth Quarter 2025 compared to Fourth Quarter 2024

In the fourth quarter of 2025, the additions to property, plant and equipment were $61.3 million compared to $17.2 million in the fourth quarter of 2024 and non-sustaining capital expenditures[NG] were $50.5 million in the fourth quarter of 2025 compared to $27.0 million in the fourth quarter of 2024. The difference between additions to property, plant and equipment and non-sustaining capital expenditures[NG] in the fourth quarter of 2025 primarily reflects movements in the asset retirement obligation. The increase in both categories was due to the higher capital spending on mill equipment refurbishments and detailed engineering, construction of housing units, expenditures related to pre-stripping activities in the main open pit area and other general costs during the fourth quarter of 2025.

Nil cash used in operations and free cash flow deficit from operations[NG] of $45.7 million were recognized in the fourth quarter of 2025, compared to nil cash used in operations and free cash flow deficit from operations[NG] of $22.5 million in the fourth quarter of 2024. The increase in free cash flow deficit from operations[NG] was due to higher capital expenditures[NG] as outlined above.

In the fourth quarter of 2025, Thompson Creek Mine moved 8.8 million tons of waste compared to 4.5 million tons of waste in the fourth quarter of 2024. In the fourth quarter of 2025, the mining rate increased to an average of 2.9 million tons per month and mining activities focused on stripping on the western side of the pit.

During the fourth quarter of 2025, plant refurbishment, detailed engineering, long lead procurement activities, demolition work, and housing development continued as planned. By the end of the fourth quarter of 2025, mill engineering was completed, and progress continued across crusher, conveyor, and mill piping refurbishment activities, with demolition completed and replacement work transitioning into the next phase. Refurbishment of motors and gearboxes advanced, and control system upgrade materials were ordered in advances of planned mobilization in 2026. In addition, TSF preparation activities progressed during the fourth quarter of 2025 with advance in tailings distribution engineering covering the pump station, recycle station, and pipelines, as well as TSF detailed engineering for pads, corridors, and earthworks.

In the fourth quarter of 2025, Thompson Creek Mine continued its effort in recruitment. Approximately 87% of the workforce was hired locally or from within the state of Idaho. Efforts will continue to hire and onboard key support positions in the coming months. Site infrastructure development, including local housing capacity, is underway with majority of the work expected to be completed by the end of the second quarter of 2026 to support the long-term needs of the Thompson Creek Mine.

Year ended December 31, 2025 compared to December 31, 2024

The additions to property, plant and equipment were $156.1 million in 2025 compared to $57.0 million in 2024 and non-sustaining capital expenditures[NG] were $134.2 million in 2025 compared to $57.8 million in 2024. The difference between additions to property, plant and equipment and non-sustaining capital expenditures[NG] in 2025 primarily reflects movements in the asset retirement obligation. The increase in both categories was due



to higher capital spending on mining equipment refurbishment and purchases, mill detailed engineering work, construction of housing units, expenditures related to pre-stripping activities in the main open pit area and other general costs in 2025.

Nil cash used in operations and free cash flow deficit from operations[NG] of $136.3 million were recorded in 2025 compared to cash used in operations of $16.7 million and free cash flow deficit from operations[NG] of $71.0 million in 2024. The increase in free cash flow deficit from operations[NG] was due to higher additions to PP&E as outlined above.

Langeloth Facility

($millions, except as noted)	Three months ended December 31,			Years ended December 31,		
	2025	2024	% Change	2025	2024	% Change
Financial Highlights:						
Total revenue	**104.0**	68.1	53 %	**358.0**	253.0	42 %
Production costs	**100.7**	67.4	49 %	**351.3**	256.0	37 %
Depreciation, depletion, and amortization ("DDA")	**1.1**	0.9	22 %	**4.5**	3.4	32 %
Earning (loss) from mine operations	**2.2**	(0.2)	1200 %	**2.2**	(6.4)	134 %
Other operating expenses	**0.7**	0.7	0 %	**2.8**	1.4	100 %
Earnings (loss) from operations	**1.5**	(0.9)	267 %	**(0.6)**	(7.8)	92 %
Adjusted EBITDA[(1)]	**4.9**	—	100 %	**6.3**	(5.2)	221 %
Cash used in operations	**(12.1)**	(6.3)	(92)%	**(27.3)**	(11.9)	(129)%
Free cash flow deficit from operations[(1)]	**(12.9)**	(6.6)	(95)%	**(29.0)**	(17.1)	(70)%
Additions to property, plant and equipment	**0.8**	0.3	167 %	**1.7**	5.2	(67)%
Total capital expenditures[(1)]	**0.8**	0.3	167 %	**1.7**	5.2	(67)%
Operating Highlights:						
Mo purchased (000's lbs)	**4,943**	2,530	95 %	**17,380**	10,306	69 %
Mo roasted (000's lbs)[(2)]	**3,616**	2,884	25 %	**14,243**	10,164	40 %
Mo sold (000's lbs)	**3,607**	2,858	26 %	**14,048**	10,912	29 %
Average market molybdenum price ($/lb)	**22.83**	21.71	5 %	**22.11**	21.30	4 %
Average realized molybdenum price ($/lb)	**23.78**	22.67	5 %	**22.60**	22.05	2 %

[(1)] Non-GAAP financial measure. See discussion under "Non-GAAP and Other Financial Measures".
[(2)] Amount does not include 1.4 million pounds of molybdenum roasted of toll material for the three months ended and 4.3 million pounds for the twelve months ended December 31, 2025 (0.8 million pounds for three months ended and 2.3 million pounds for twelve months ended December 31, 2024).

Fourth Quarter 2025 compared to Fourth Quarter 2024

The Langeloth Facility roasted and sold 3.6 million pounds of molybdenum in the fourth quarter of 2025, compared to 2.9 million pounds roasted and sold in the fourth quarter of 2024. The increase in molybdenum roasted and sold in the fourth quarter of 2025, compared to the fourth quarter of 2024, was primarily due to strong demand from customers during the fourth quarter of 2025. The increased volumes in 2025 were in line with the Company's strategy to progressively ramp-up production volumes at the Langeloth facility over time.

Earnings from operations were $1.5 million in the fourth quarter of 2025 compared to $0.9 million in the fourth quarter of 2024. The increase in earnings from operations was primarily due to the increase in the pounds of molybdenum sold during the fourth quarter of 2025 compared to the fourth quarter of 2024, higher revenue from by-products, a change in the product mix and higher tolling volumes, partially offset by higher plant operating costs from increased consumables and ingredients and packaging in the fourth quarter of 2025.

Adjusted EBITDA[NG] of $4.9 million was recognized in the fourth quarter of 2025 compared to a nil adjusted EBITDA[NG] recognized in the fourth quarter of 2024. The increase in adjusted EBITDA[NG] was primarily due to the increase in earnings from operations as discussed above.



Cash used in operations was $12.1 million in the fourth quarter of 2025 compared to $6.3 million in the fourth quarter of 2024. The increase in cash used in operations was primarily due to an unfavourable working capital movement due to an inventory build-up in the fourth quarter of 2025, partially offset by declining molybdenum prices. At December 31, 2025, there were 5.4 million (December 31, 2024 - 3.1 million) pounds of molybdenum products included in inventory. The inventory build-up was part of a planned production capacity ramp-up in 2026; however current year plans for the Langeloth Facility remain under assessment (refer to *Recent Events and Developments*).

Free cash flow deficit from operations[NG] was $12.9 million in the fourth quarter of 2025 compared to $6.6 million in the fourth quarter of 2024. The increase in free cash flow deficit from operations[NG] is primarily due to the increase in cash used in operations in the fourth quarter of 2025 as discussed above.



Year ended December 31, 2025 compared to December 31, 2024

The Langeloth Facility roasted 14.2 million pounds and sold 14.0 million pounds of molybdenum in 2025 compared to 10.2 million pounds roasted and 10.9 million pounds sold in 2024. The increase in the molybdenum roasted and sold was part of a planned ramp up in Langeloth Facility's capacity utilization and the impact of a planned acid plant shut down in 2024.

Loss from operations was $0.6 million in 2025 compared to a loss from operations $7.8 million in 2024. The decrease in loss from operations was primarily due to higher pounds of molybdenum roasted and sold, higher revenue from by-products and a change in the product mix and higher tolling volumes in 2025, partially offset by higher plant costs from increased consumables, ingredients and packaging in 2025.

Adjusted EBITDA[NG] of $6.3 million was recognized in 2025 compared to a negative adjusted EBITDA[NG] of $5.2 million in 2024. The increase in adjusted EBITDA[NG] was primarily due to the decrease in loss from operations as discussed above.

Cash used in operations was $27.3 million in 2025 compared to $11.9 million in 2024. The increase in cash used in operations was primarily due to an unfavourable working capital movement due to higher amounts receivable from the timing of collection on sales and an inventory build-up at higher average market molybdenum prices in 2025 compared to a favourable working capital movement from vendor payments in 2024. The inventory build-up was part of a planned production capacity ramp-up in 2026; however current year plans for the Langeloth Facility remain under assessment.



Free cash flow deficit from operations[NG] was $29.0 million in 2025 compared to $17.1 million in 2024. The increase in free cash flow deficit from operations[NG] was primarily due to higher cash used in operations as outlined above, partially offset by lower capital expenditures.

Endako Mine

Fourth Quarter 2025 compared to Fourth Quarter 2024

Earnings from operations of $1.6 million were recognized at the Endako Mine in the fourth quarter of 2025 compared to loss from operations of $1.2 million in the fourth quarter of 2024. The increase in earnings from operations was primarily due to a higher reclamation recovery recognized in the fourth quarter of 2025 resulting from an increase in the risk-free interest rates applied to discount the provision for future reclamation cash outflows at the Endako Mine in the fourth quarter of 2025.

In the fourth quarter of 2025, cash used in operations and free cash flow deficit from operations[NG] at the Endako Mine were both $2.9 million compared to $6.0 million in the fourth quarter of 2024. The decrease in cash used in operations and the free cash flow deficit[NG] from operations were primarily due to lower reclamation payments related to the closure of the spillway for the Tailings Pond 2 and the Denak West dewatering projects which were completed in the fourth quarter of 2025.

Year ended December 31, 2025 compared to December 31, 2024

Loss from operations of $2.3 million was recognized in 2025 compared to a loss from operations of $2.8 million in 2024. The decrease in loss from operations was primarily attributable to a higher reclamation recovery in 2025 resulting from changes in the discount rates applied to the estimate of future reclamation cash flows.

Cash used in operations and free cash flow deficit from operations[NG] was $11.0 million in 2025 compared to $12.4 million in 2024. The decrease in cash used in operations was due to lower reclamation activities related to the closure of the spillway for Tailings Pond 2 and the Denak West dewatering projects.

The Company's Annual Results – Previous Three Years

$millions, except per share data	2025	2024	2023
Revenue	1,385	1,215	1,095
Net earnings (loss)[(1)]	584	80	(81)
Basic earnings (loss) per share	2.85	0.38	(0.37)
Diluted earnings (loss) per share	2.84	0.35	(0.38)
Cash dividends declared per common share (C$)	0.28	0.28	0.28
Total assets	2,958.7	2,265.1	2,280.8
Total non-current liabilities	452.0	325.3	309.1

[(1)] Net earnings in 2025 reflect the impact of non-cash impairment reversals at the Goldfield and Kemess Projects and an incremental gain on the sale of Greenstone partnership. Net earnings in 2024 reflect the impact of non-cash impairment at the Goldfield Project, the incremental gain on the sale of Greenstone partnership and unrealized loss on financial assets related to the Additional Royal Gold Agreement and 2023 reflect the impact of non-cash impairment loss at the Kemess Project.



Quarterly Results – Previous Eight Quarters

$millions, except per share data	2025				2024			
Quarterly data unaudited	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	**402**	395	288	299	302	324	282	306
Net earnings (loss)	**193**	292	69	30	(52)	29	38	66
Basic earnings (loss) per share	**0.96**	1.44	0.33	0.15	(0.25)	0.14	0.18	0.31
Adjusted earnings per share - basic	**0.41**	0.33	0.26	0.13	0.17	0.19	0.23	0.15
Diluted earnings (loss) per share	**0.95**	1.43	0.32	0.13	(0.25)	0.13	0.18	0.30
Adjusted earnings per share - diluted	**0.41**	0.32	0.25	0.12	0.17	0.19	0.23	0.14

Revenue has increased since the second quarter of 2025 primarily due to the higher average realized gold prices and higher molybdenum roasted and sold, partially offset by lower gold and copper sold at the Mount Milligan Mine.

Net earnings (loss) have fluctuated since the fourth quarter of 2024 due to a variety of factors ranging from impairment losses (reversals) to reclamation expense (recovery) and unrealized losses and gains on financial instruments. The net earnings in the fourth quarter of 2025 benefited from higher gold and copper prices, non-cash impairment reversal at the Kemess Project, and a non-cash gain on the sale of the Company's interest in the Greenstone Gold Mines Partnership, partially offset by an unrealized loss relating to the Additional Royal Gold Agreement, and lower gold ounces and copper pounds sold. The net loss in the fourth quarter of 2024 was negatively impacted by the non-cash impairment loss at the Goldfield Project.

Related Party Transactions

Transactions with key management personnel

The Company transacts with key management personnel, who have authority and responsibility to plan, direct and control the activities of the Company and receive compensation for services rendered in that capacity. Key management personnel include members of the Board of Directors and members of the senior leadership team.

During the years ended December 31, 2025 and 2024, remuneration to key management personnel was as follows:

	2025	2024
Director fees earned	$ 575	$ 552
Salaries and benefits, including severance	8,224	6,393
Share-based compensation	8,445	1,098
Total compensation	$ **17,244**	$ 8,043

Accounting Estimates, Policies and Changes

Accounting Estimates

The preparation of the Company's consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes.

Management's estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected. Changes to these critical accounting estimates could have a material impact on the consolidated financial statements.

The key sources of estimation uncertainty and judgment used in the preparation of the consolidated financial statements that might have a significant risk of causing a material adjustment to the carrying value of assets and liabilities and earnings are outlined in note 4 of the consolidated financial statements for the year ended December 31, 2025.

Accounting Policies and Changes

The accounting policies applied in the consolidated financial statements for the year ended December 31, 2025 is consistent with those used in the company's consolidated financial statements for the year ended December 31, 2024.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, the Company's management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and the accompanying financial statements, the Company's management evaluated the effectiveness of its internal controls over financial reporting. In making this assessment, management used the criteria specified in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company's internal control over financial reporting was effective as at December 31, 2025.

There has been no change in the Company's internal control over financial reporting during the year ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Non-GAAP and Other Financial Measures

This MD&A contains "specified financial measures" within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company's ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this MD&A do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council ("WGC") guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company's recognized measures presented in accordance with IFRS.



Definitions

The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this MD&A:

- *All-in sustaining costs on a by-product basis per ounce* is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the consolidated statements of earnings, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
- *All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper*, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the three and twelve months ended December 31, 2025, 655 and 659 pounds of copper were equivalent to one ounce of gold. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
- *Sustaining capital expenditures* and *Non-sustaining capital expenditures* are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. *Non-sustaining capital expenditures* are primarily costs incurred at 'new operations' and costs related to 'major projects at existing operations' where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
- *Adjusted net earnings* is a non-GAAP financial measure calculated by adjusting net earnings as recorded in the consolidated statements of earnings for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
- *Adjusted EBITDA* is a non-GAAP financial measure calculated by adjusting net earnings as recorded in the consolidated statements of earnings by depreciation, amortization, interest, taxes and items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. A reconciliation of adjusted EBITDA to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
- *Free cash flow (deficit)* is a non-GAAP financial measure calculated as cash provided by operating activities less property, plant and equipment additions. A reconciliation of free cash flow to the nearest

IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.

- *Mining costs per tonne mined* is a non-GAAP financial measure calculated by dividing the mining costs by the number of tonnes mined. Management uses these measures to monitor the cost management effectiveness of the mining process for each of its operating mines.

- *Processing costs per tonne stacked* is a non-GAAP financial measure calculated by dividing the processing costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the mine processing for each of its operating mines.

- *Site G&A costs per tonne processed* is a non-GAAP financial measure calculated by dividing the site G&A costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the site G&A process for each of its operating mines.

- *On site costs per tonne processed* is a non-GAAP financial measure calculated by dividing the operating expenses less changes in inventories, royalties and other costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the relevant production costs for each of its operating mines.

- *Average realized gold price* is a supplementary financial measure calculated by dividing the different components of gold sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Mine Streaming Agreement) by the number of ounces sold. Management uses this measure to monitor its sales of gold ounces against the average market gold price.

- *Average realized copper price* is a supplementary financial measure calculated by dividing the different components of copper sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Mine Streaming Agreement) by the number of pounds sold. Management uses this measure to monitor its sales of gold ounces against the average market copper price.

- *Average realized molybdenum price* is a supplementary financial measure calculated by dividing the different components of molybdenum sales (including third party sales, mark-to-market adjustments and final pricing adjustments) by the number of pounds sold. Management uses this measure to monitor its sales of molybdenum pounds against the average market molybdenum price.

- *Total liquidity* is a supplementary financial measure calculated as cash and cash equivalents and amount available under the corporate credit facility. Credit facility availability is reduced by outstanding letters of credit. Management uses this measure to determine if the Company can meet all of its commitments, execute on the business plan, and to mitigate the risk of economic downturns.



Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

($millions, unless otherwise specified)	Three months ended December 31,					
	Consolidated		Mount Milligan		Öksüt	
	2025	2024	2025	2024	2025	2024
Production costs attributable to gold	85.8	92.0	50.0	58.4	35.8	33.6
Production costs attributable to copper	25.0	30.9	25.0	30.9	—	—
Total production costs excluding Molybdenum BU segment, as reported	110.8	122.9	75.0	89.3	35.8	33.6
Adjust for:						
Third party smelting, refining and transport costs	2.3	2.8	2.1	2.6	0.2	0.2
By-product and co-product credits	(64.8)	(49.5)	(64.8)	(49.1)	—	(0.4)
Adjusted production costs	48.3	76.2	12.3	42.8	36.0	33.4
Corporate general administrative and other costs	8.3	8.1	—	0.8	0.3	0.5
Share-based compensation costs	16.9	0.8	—	—	—	—
Reclamation and remediation - accretion (operating sites)	2.7	2.7	0.5	0.6	2.2	2.1
Sustaining capital expenditures	33.3	19.1	20.1	7.8	13.2	11.3
Sustaining lease payments	2.6	1.8	2.0	1.3	0.6	0.5
All-in sustaining costs on a by-product basis	112.1	108.7	34.9	53.3	52.3	47.8
Ounces sold (000s)	68.1	83.9	38.3	47.9	29.9	36.0
Pounds sold (millions)	12.5	16.4	12.5	16.4	—	—
Gold production costs ($/oz)	1,259	1,096	1,306	1,219	1,199	933
All-in sustaining costs on a by-product basis ($/oz)	1,646	1,296	913	1,114	1,748	1,327
Gold - All-in sustaining costs on a co-product basis ($/oz)	2,042	1,446	1,634	1,374	1,748	1,327
Copper production costs ($/pound)	1.99	1.89	1.99	1.89	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.49	2.12	2.49	2.12	n/a	n/a



Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Years ended December 31,					
	Consolidated		Mount Milligan		Öksüt	
($millions, unless otherwise specified)	**2025**	2024	**2025**	2024	**2025**	2024
Production costs attributable to gold	**351.8**	336.3	**195.3**	188.3	**156.5**	148.0
Production costs attributable to copper	**105.5**	118.0	**105.5**	118.0	**—**	—
Total production costs excluding Molybdenum BU segment, as reported	**457.3**	454.3	**300.8**	306.3	**156.5**	148.0
Adjust for:						
Third party smelting, refining and transport costs	**10.0**	11.1	**9.3**	10.2	**0.7**	0.9
By-product and co-product credits	**(214.5)**	(196.5)	**(214.5)**	(195.9)	**—**	(0.6)
Adjusted production costs	**252.8**	268.9	**95.6**	120.6	**157.2**	148.3
Corporate general administrative and other costs	**31.5**	35.2	**—**	1.5	**1.0**	1.2
Share-based compensation costs	**27.9**	5.2	**—**	—	**—**	—
Reclamation and remediation - accretion (operating sites)	**14.6**	10.2	**2.7**	2.3	**11.9**	7.9
Sustaining capital expenditures	**102.9**	96.3	**63.6**	54.0	**38.3**	41.9
Sustaining lease payments	**8.1**	6.8	**6.1**	5.3	**2.0**	1.5
All-in sustaining costs on a by-product basis	**437.8**	422.6	**168.0**	183.7	**210.4**	200.8
Ounces sold (000s)	**271.2**	368.2	**140.7**	170.4	**130.5**	197.8
Pounds sold (millions)	**50.0**	57.9	**50.0**	57.9	**—**	—
Gold production costs ($/oz)	**1,297**	913	**1,388**	1,105	**1,199**	748
All-in sustaining costs on a by-product basis ($/oz)	**1,614**	1,148	**1,194**	1,078	**1,613**	1,015
Gold - All-in sustaining costs on a co-product basis ($/oz)	**1,872**	1,270	**1,694**	1,343	**1,613**	1,015
Copper production costs ($/pound)	**2.11**	2.04	**2.11**	2.04	**n/a**	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	**2.56**	2.47	**2.56**	2.47	**n/a**	n/a



Adjusted net earnings are a non-GAAP financial measure and can be reconciled as follows:

($millions, except as noted)	Three months ended December 31, 2025	Three months ended December 31, 2024	Years ended December 31, 2025	Years ended December 31, 2024
Net earnings (loss)	$ **192.8**	$ (52.5)	$ **584.0**	$ 80.4
Adjust for items not associated with ongoing operations:				
Kemess Impairment reversal	**(144.8)**	—	**(144.8)**	—
Goldfield Impairment loss (reversal)	**—**	193.6	**(193.5)**	193.6
Unrealized loss (gain) on financial assets relating to the Additional Royal Gold Agreement	**17.1**	(33.9)	**3.2**	(23.5)
Unrealized gain on sale of Greenstone Partnership	**(12.7)**	(63.1)	**(50.6)**	(63.1)
Unrealized (gain) loss on equity investments and other losses	**(5.5)**	0.8	**(7.4)**	1.4
Reclamation recovery at the Molybdenum BU sites and the Kemess Project	**(4.3)**	(1.9)	**(7.5)**	(25.4)
Other (gain) loss[2]	**5.3**	(9.9)	**8.1**	(12.0)
Deferred income tax adjustments[1]	**35.3**	3.5	**37.1**	(1.0)
Transaction costs related to the Additional Royal Gold Agreement	**—**	—	**—**	2.5
Adjusted net earnings	$ **83.2**	$ 36.6	$ **228.6**	$ 152.9
Net earnings per share - basic	$ **0.96**	$ (0.25)	$ **2.85**	$ 0.38
Net earnings per share - diluted	$ **0.95**	$ (0.25)	$ **2.84**	$ 0.35
Adjusted net earnings per share - basic	$ **0.41**	$ 0.17	$ **1.12**	$ 0.72
Adjusted net earnings per share - diluted	$ **0.41**	$ 0.17	$ **1.11**	$ 0.71

[1] Income tax adjustments reflect primarily the impact of foreign currency translation on deferred income taxes at the Öksüt Mine and Mount Milligan Mine, the impact of the unrealized gain on the financial asset related to the Additional Royal Gold Agreement, a drawdown on the deferred tax asset related to the Mount Milligan Mine, and the impact of an income tax levied on taxpayers eligible to claim Turkish Investment Incentive Certificate benefits at Öksüt Mine.

[2] Relates primarily to the effect of movement in foreign currency exchange rates on the reclamation provision at the Endako Mine and the Kemess Project.

Consolidated Adjusted EBITDA, a non-GAAP performance measure and can be reconciled as follows:

($millions, except as noted)	Three months ended December 31, 2025	Three months ended December 31, 2024	Years ended December 31, 2025	Years ended December 31, 2024
Net earnings (loss)	$ **192.8**	$ (52.5)	$ **584.0**	$ 80.4
Adjustments:				
Income tax expense	**64.8**	18.2	**147.0**	93.7
Depreciation, depletion and amortization	**27.8**	31.9	**115.6**	130.7
Interest income	**(4.5)**	(6.7)	**(20.8)**	(30.1)
Finance costs	**4.2**	3.8	**15.1**	14.7
Kemess Impairment reversal	**(144.8)**	—	**(144.8)**	—
Goldfield Impairment loss (reversal)	**—**	193.6	**(193.5)**	193.6
Unrealized gain on sale of Greenstone Partnership	**(12.7)**	(63.1)	**(50.6)**	(63.1)
Unrealized loss (gain) on financial assets relating to the Additional Royal Gold Agreement	**17.1**	(33.9)	**3.2**	(23.5)
Reclamation recovery at the Molybdenum BU sites and the Kemess Project	**(4.3)**	(1.9)	**(7.5)**	(25.4)
Unrealized (gain) loss on equity investments and other losses	**(5.5)**	0.8	**(7.4)**	1.4
Transaction costs related to the Additional Royal Gold Agreement	**—**	—	**—**	2.5
Other loss (gain)	**5.3**	(9.9)	**8.1**	(12.0)
Adjusted EBITDA	$ **140.2**	$ 80.3	$ **448.4**	$ 362.9


Adjusted EBITDA at the Langeloth Facility is a non-GAAP measure and can be reconciled as follows:

	Three months ended December 31,		Years ended December 31,	
	2025	2024	2025	2024
Net earnings (loss) from operations	$ 1.6	$ (0.9)	$ (0.2)	$ (8.5)
Adjustments:				
Depreciation, depletion and amortization ("DDA")	1.1	0.9	4.5	3.4
Non-recurring tariff costs	2.2	—	2.2	—
Interest Income	(0.1)	—	(0.4)	(0.1)
Finance costs	0.1	—	0.2	—
Adjusted EBITDA	$ 4.9	$ —	$ 6.3	$ (5.2)

Free cash flow (deficit) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended December 31,									
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other	
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Cash provided by (used in) operating activities[1]	$ 103.1	$ 92.8	$ 85.0	$ 77.0	$ 57.1	$ 51.8	$ (14.9)	$ (12.3)	$ (24.1)	$ (23.7)
Deduct:										
Property, plant & equipment additions[1]	(91.1)	(45.8)	(31.4)	(11.7)	(13.2)	(11.3)	(46.1)	(22.8)	(0.4)	—
Free cash flow (deficit)	$ 12.0	$ 47.0	$ 53.6	$ 65.3	$ 43.9	$ 40.5	$ (61.0)	$ (35.1)	$ (24.5)	$ (23.7)

[1] As presented in the Company's consolidated statements of cash flows.

	Years ended December 31,									
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other	
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Cash provided by (used in) operating activities[1]	$ 348.6	$ 298.4	$ 245.7	$ 176.3	$ 229.3	$ 248.4	$ (38.3)	$ (41.0)	$ (88.1)	$ (85.3)
Deduct:										
Property, plant & equipment additions[1]	(253.6)	(159.8)	(77.3)	(57.7)	(38.3)	(41.9)	(137.3)	(59.7)	(0.7)	(0.5)
Free cash flow (deficit)	$ 95.0	$ 138.6	$ 168.4	$ 118.6	$ 191.0	$ 206.5	$ (175.6)	$ (100.7)	$ (88.8)	$ (85.8)

[1] As presented in the Company's consolidated statements of cash flows.

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended December 31,									
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other	
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Additions to PP&E[1]	$ 115.2	$ 42.0	$ 33.4	$ 9.0	$ 20.0	$ 15.2	$ 60.7	$ 17.5	$ 1.0	$ 0.3
Adjust for:										
Costs capitalized to the ARO assets	(10.4)	9.8	1.1	—	(6.5)	(3.7)	(5.0)	13.7	—	(0.2)
Costs capitalized to the ROU assets	(3.4)	(1.6)	(3.1)	(1.0)	(0.3)	(0.1)	—	—	—	(0.5)
Costs relating to capitalized DDA	(3.5)	(2.7)	—	—	—	—	(3.5)	(2.7)	—	—
Other[2]	(1.8)	(1.0)	(0.3)	(0.2)	—	(0.1)	(0.9)	(1.1)	(0.6)	0.4
Capital expenditures	$ 96.0	$ 46.5	$ 31.1	$ 7.8	$ 13.2	$ 11.3	$ 51.3	$ 27.4	$ 0.4	$ —
Sustaining capital expenditures	34.1	19.5	20.1	7.8	13.2	11.3	0.8	0.4	—	—
Non-sustaining capital expenditures	61.9	27.0	11.0	—	—	—	50.5	27.0	0.4	—

[1] As presented in note 26 of the Company's consolidated financial statements.
[2] Primarily includes reclassification of insurance and capital spares from supplies inventory to PP&E.



	Years ended December 31,									
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other	
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Additions to PP&E[1]	$295.5	$174.9	$ 85.6	$ 55.8	$ 51.8	$ 54.7	$156.4	$ 62.3	$ 1.7	$ 2.1
Adjust for:										
Costs capitalized to the ARO assets	**(19.0)**	(5.3)	**(0.8)**	1.7	**(11.6)**	(11.0)	**(6.6)**	4.7	**—**	(0.7)
Costs capitalized to the ROU assets	**(6.3)**	(4.7)	**(4.0)**	(2.8)	**(2.0)**	(1.7)	**—**	—	**(0.3)**	(0.2)
Costs relating to capitalized DDA	**(10.8)**	(2.8)	**—**	—	**—**	—	**(10.8)**	(2.8)	**—**	—
Other[2]	**(4.2)**	(2.0)	**(0.8)**	(0.7)	**—**	(0.1)	**(3.1)**	(1.1)	**(0.4)**	(0.1)
Capital expenditures	**$255.2**	$160.1	**$ 80.0**	$ 54.0	**$ 38.3**	$ 41.9	**$135.9**	$ 63.1	**$ 1.0**	$ 1.1
Sustaining capital expenditures	**103.6**	101.6	**63.6**	54.0	**38.3**	41.9	**1.7**	5.3	**—**	0.4
Non-sustaining capital expenditures	**151.6**	58.5	**16.4**	—	**—**	—	**134.2**	57.8	**1.0**	0.7

[1] As presented in note 26 of the Company's consolidated financial statements.
[2] Primarily includes reclassification of insurance and capital spares from supplies inventory to PP&E.

Costs per tonne are non-GAAP measures and can be reconciled as follows:

	Three months ended December 31,				Years ended December 31,			
	Mount Milligan		Öksüt		Mount Milligan		Öksüt	
(in millions of US dollars, except where noted)	2025	2024	2025	2024	2025	2024	2025	2024
Mining costs	$ **34.6**	$ 32.1	$ **16.3**	$ 15.7	$ **130.2**	$ 123.5	$ **57.8**	$ 55.2
Allocation of mining costs[1]	**(3.9)**	(2.7)	**(7.9)**	(5.5)	**(17.1)**	(14.7)	**(19.9)**	(23.1)
Milling costs	**30.4**	25.3	**6.2**	7.5	**125.5**	114.5	**29.4**	26.6
Site G&A costs	**17.0**	13.0	**17.5**	10.5	**57.7**	52.6	**49.9**	39.2
Change in inventory, royalties and other	**(3.1)**	21.6	**3.7**	5.4	**4.5**	30.4	**39.3**	50.1
Production costs	$ **75.0**	$ 89.3	$ **35.8**	$ 33.6	$ **300.8**	$ 306.3	$ **156.5**	$ 148.0
Ore and waste tonnes mined (000's tonnes)	**11,134**	9,622	**5,296**	4,439	**46,857**	46,070	**17,950**	16,937
Ore processed (000's tonnes)	**5,334**	5,423	**430**	1,143	**20,665**	21,463	**4,144**	4,621
Mining costs per tonne mined ($/tonne)	**3.11**	3.33	**3.09**	3.54	**2.78**	2.68	**3.22**	3.26
Processing costs per tonne processed ($/tonne)	**5.71**	4.66	**14.37**	6.56	**6.08**	5.33	**7.11**	5.76
Site G&A costs per tonne processed ($/tonne)	**3.19**	2.39	**40.81**	9.20	**2.79**	2.45	**12.03**	8.49
On site costs per tonne processed ($/tonne)	**15.40**	12.97	**93.20**	29.50	**15.17**	13.54	**33.09**	26.19

[1] Allocation of mining costs represents allocation to TSF for the Mount Milligan Mine and capitalized stripping for the Öksüt Mine.

Qualified Person & QA/QC

Christopher Richings, Professional Engineer, member of the Professional Engineers of Ontario and Engineers and Geoscientists British Columbia and Centerra's Vice President, Technical Services, has been reviewed and approved the scientific and technical information contained in this news release. Mr. Richings is a "qualified person" within the meaning of the Canadian Securities Administrator's NI 43-101 Standards of Disclosure for Mineral Projects.

The Mount Milligan Mine is described in the Company's most recent AIF and in a technical report pursuant to NI 43-101 dated November 7, 2022 (with an effective date of December 31, 2021), and both are filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. The technical report describes the exploration history, geology, and style of gold mineralization of the Mount Milligan deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

The Öksüt Mine is described in the Company's most recent AIF and in a technical report pursuant to NI 43-101 dated September 3, 2015 (with an effective date of June 30, 2015), and both are filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. The technical report describes the exploration history, geology, and style of gold mineralization at the Öksüt deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

The Thompson Creek Mine is described in the Company's most recent AIF and in a technical report pursuant to NI 43-101 dated September 27, 2024 (with an effective date of September 1, 2024), and both are filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. The technical report describes the exploration history, geology, and style of mineralization at the Thompson Creek Mine deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024



Management's Responsibility for Financial Statements

The accompanying audited consolidated financial statements of Centerra Gold Inc. (the "Company")were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for significant accounting judgments and audited consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances.

The Board of Directors is responsible for reviewing and approving the audited consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee reviews the consolidated financial statements, management's discussion and analysis and the external auditors' report; examines the fees and expenses for audit services; and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

Original signed by: *Original signed by:*

Paul Tomory   Ryan Snyder

President and Chief Executive Officer   *Executive Vice President and Chief Financial Officer*

February 19, 2026


Management's Report on Internal Control over Financial Reporting

The Management of Centerra Gold Inc. ("Centerra") is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

Management has used the Internal Control—Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of Centerra's internal control over financial reporting as of December 31, 2025, and has concluded that such internal control over financial reporting is effective.

The effectiveness of Centerra's internal control over financial reporting as of December 31, 2025 has been audited by KPMG LLP, independent registered public accounting firm, as stated in their report that appears herein.

Original signed by:

Paul Tomory

President and Chief Executive Officer

Original signed by:

Ryan Snyder

Executive Vice President and Chief Financial Officer

February 19, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Centerra Gold Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Centerra Gold Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of earnings and comprehensive income, shareholders' equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 19, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB Public Company Accounting Oversight Board and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.



Assessment of the Valuation of the Additional Royal Gold Agreement

As discussed in Note 3k, Note 4v and Note 24a to the consolidated financial statements, on February 13, 2024, the Company entered into an additional agreement with Royal Gold (the "Additional Royal Gold Agreement") relating to the Mount Milligan Mine. The Additional Royal Gold Agreement entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per pound of copper delivered. The Company accounts for the Additional Royal Gold Agreement as a financial asset and the fair value of the financial asset is re-measured at each reporting date with changes in fair value recorded as a gain or loss in other operating expenses. As discussed in Note 24e to the consolidated financial statements, the fair value of the financial asset utilizes a combination of a Monte Carlo simulation method and discounted cash flow method.

We identified the assessment of the valuation of the Additional Royal Gold Agreement as a critical audit matter. Significant auditor judgment was required to assess the significant assumptions of future commodity price estimates, discount rate, and the estimated future production profile used to determine the fair value of the financial asset. In addition, auditor judgment was required to assess the mineral reserves and resources which form the basis of the life of mine plan.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's process to assess the valuation of the Additional Royal Gold Agreement. This included controls related to the determination of the future cash flows in the life of mine model used to estimate the valuation of the financial asset and the development of the significant assumptions. We assessed the competence, capabilities and objectivity of the Company's personnel who prepared the historical reserve and resource information, including the industry and regulatory standards they applied. We evaluated the Company's mineral reserves and resources by analyzing changes from the prior year. We assessed the estimates of future production used in the valuation model by comparing them to published technical reports and historical results. We involved valuation professionals with specialized skills and knowledge, who assisted in:

• Evaluating the future commodity prices by comparing to third party estimates
• Evaluating the discount rate assumption by comparing to an estimate that was independently developed using publicly available third-party sources.

Assessment of the recoverable amount of the Goldfield Project

As discussed in note 5 to the consolidated financial statements, on August 6, 2025, the Company's Board of Directors approved the construction of the Goldfield Project and the Company announced the results of a technical study for the Goldfield Project. The Company identified the construction decision as an indicator of impairment reversal for the Goldfield Project and completed an impairment reversal test in the third quarter of 2025. The estimated recoverable amount of the Goldfield Project was determined on the basis of fair value less costs of disposal ("FVLCD") and calculated by discounting the estimated future net cash flows over the estimated life of the mine. Calculating the FVLCD required management to make estimates and assumptions with respect to future production levels and operating and capital costs in the life of mine plans, future metal prices, discount rate and estimates of the fair value attributable to mineralization in excess of life of mine plan. As the Goldfield Project's estimated recoverable amount exceeded the previous carrying amount less amortization that would have been recognized had the assets not been impaired, an impairment reversal of $193.5 million was recognized in the impairment reversal line item in the consolidated statements of earnings and comprehensive income.

We identified the assessment of the recoverable amount of the Goldfield Project as a critical audit matter. A high degree of auditor judgment was required to evaluate the estimated future cash flows used to estimate the recoverable amount, including assessment of the significant assumptions of future production levels and the discount rate. In addition, auditor judgment was required to assess the mineral reserves and resources which form the basis of the life of mine plan.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's process to assess the recoverable amount of the Goldfield Project. This included controls over the determination of future cash flows used to estimate the recoverable amount and the development of the significant assumptions. We assessed the competence, capabilities and objectivity of the Company's personnel who prepared the mineral reserve and resource information, including the industry and regulatory standards they applied. We evaluated the Company's mineral reserves and resources by analyzing changes from the prior year. We assessed the estimates of the future production levels in the valuation model by comparing them to the mine plan, other operating sites of the Company and to the updated mineral reserves and resources information. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rate assumption by comparing to an estimate that was independently developed using publicly available third party sources.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2004.

Toronto, Canada
February 19, 2026



Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Centerra Gold Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Centerra Gold Inc.'s (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of earnings and comprehensive income, shareholders' equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 19, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Disclosure Controls and Procedures and Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 19, 2026



Centerra Gold Inc.
Consolidated Statements of Financial Position

As at December 31,	Notes	2025	2024
(Expressed in thousands of United States dollars)			
Assets			
Current assets			
Cash and cash equivalents		$ 528,931	$ 624,673
Amounts receivable	7	137,516	75,041
Inventories	8	333,715	234,249
Other current equity investments	24	11,967	3,130
Other current financial assets	24	2,566	625
Other current assets	9	55,382	55,344
		1,070,077	993,062
Property, plant and equipment	10	1,600,400	1,101,536
Deferred income tax assets	19	24,899	60,133
Non-current equity investments	24	105,870	9,785
Other non-current financial assets	24	113,555	67,217
Other non-current assets	11	43,849	33,400
		1,888,573	1,272,071
Total assets		$ 2,958,650	$ 2,265,133
Liabilities and shareholders' equity			
Current liabilities			
Accounts payable and accrued liabilities	12	$ 369,694	$ 233,094
Income tax payable	19	28,879	18,731
Other current financial liabilities	24	16,346	12,707
Other current liabilities	9	31,984	19,348
		446,903	283,880
Provision for reclamation	13	294,452	266,195
Deferred income tax liabilities	19	37,899	18,400
Other non-current financial liabilities	24	82,093	5,208
Other non-current liabilities	11	37,541	35,534
		451,985	325,337
Shareholders' equity			
Share capital	20	727,038	826,694
Contributed surplus		30,945	32,147
Accumulated other comprehensive loss		(49,363)	(11,195)
Retained earnings		1,351,142	808,270
		2,059,762	1,655,916
Total liabilities and shareholders' equity		$ 2,958,650	$ 2,265,133

Commitments and contingencies (note 22)
Subsequent events (notes 20, 22, and 27)

The accompanying notes form an integral part of these consolidated financial statements.

Approved by the Board of Directors
Original signed by:
Paul N. Wright   Wendy Kei



Centerra Gold Inc.
Consolidated Statements of Earnings and Comprehensive Income

For the years ended December 31,

(Expressed in thousands of United States dollars) (except per share amounts)	Notes		2025		2024
Revenue	**15**	$	**1,384,562**	$	1,214,503
Cost of sales					
Production costs			**808,527**		710,323
Depreciation, depletion and amortization			**112,242**		126,132
Earnings from mine operations			**463,793**		378,048
Exploration and evaluation costs			**50,749**		70,721
Corporate administration costs			**32,369**		32,685
Share-based compensation expenses	**20**		**27,864**		5,203
Care and maintenance expenses			**19,069**		22,197
Impairment (reversal) loss	**5**		**(341,110)**		193,564
Reclamation recovery	**13**		**(7,480)**		(25,260)
Other operating expenses	**16**		**12,586**		2,421
Earnings from operations			**669,746**		76,517
Gain on sale of Greenstone Partnership	**6**		**(50,545)**		(63,088)
Other non-operating income	**17**		**(25,776)**		(49,116)
Finance costs	**18**		**15,061**		14,664
Earnings before income tax			**731,006**		174,057
Income tax expense	**19**		**147,018**		93,663
Net earnings			**583,988**		80,394
Other Comprehensive Income					
Items that may be subsequently reclassified to earnings:					
Changes in fair value of hedge derivative instruments	**24**		**(83,947)**		(20,624)
Items that will not be subsequently reclassified to earnings:					
Changes in fair value of equity investments	**24**		**45,779**		1,978
Other comprehensive loss			**(38,168)**		(18,646)
Total comprehensive income		$	**545,820**	$	61,748
Earnings per share:					
Basic	**20**	$	**2.85**	$	0.38
Diluted	**20**	$	**2.84**	$	0.35

The accompanying notes form an integral part of these consolidated financial statements.



Centerra Gold Inc.
Consolidated Statements of Cash Flows

For the years ended December 31,	Notes	2025	2024
(Expressed in thousands of United States dollars)			
Operating activities			
Net earnings		$ 583,988	$ 80,394
Adjustments:			
Depreciation, depletion and amortization		115,636	130,662
Reclamation recovery	13	(7,480)	(25,260)
Share-based compensation expenses	20	21,657	5,203
Finance costs	18	15,061	14,664
Income tax expense	19	147,018	93,663
Impairment (reversal) loss	5	(341,110)	193,564
Unrealized foreign exchange loss (gain)		3,898	(16,940)
Unrealized fair value gain on financial asset related to the Additional Royal Gold Agreement	24	(2,999)	(23,500)
Gain on sale of Greenstone Partnership	6	(50,545)	(63,088)
Other		(1,971)	677
Reclamation payments	13	(5,319)	(9,539)
Cash provided by operating activities prior to changes in working capital and income taxes paid		477,834	380,500
Income taxes paid		(88,908)	(109,109)
Other changes in working capital	21	(40,294)	27,010
Cash provided by operating activities		348,632	298,401
Investing activities			
Property, plant and equipment additions		(253,612)	(159,791)
Proceeds from disposition of property, plant, and equipment		287	959
Payment related to settlement of the obligation under Additional Royal Gold Agreement	24	(43,101)	(24,500)
Payment of transactions costs related to the Additional Royal Gold Agreement		—	(2,521)
Proceeds from sale of Greenstone Partnership	6	41,044	—
Purchase of equity investments	24	(48,535)	(7,349)
Cash used in investing activities		(303,917)	(193,202)
Financing activities			
Dividends paid	20	(41,116)	(43,510)
Payment of borrowing and financing costs		(2,030)	(2,115)
Repayment of lease obligations		(9,034)	(7,675)
Proceeds from common shares issued	20	5,412	3,886
Payment for common shares repurchased	20	(93,689)	(44,053)
Cash used in financing activities		(140,457)	(93,467)
(Decrease) increase in cash and cash equivalents during the period		(95,742)	11,732
Cash and cash equivalents at beginning of the period		624,673	612,941
Cash and cash equivalents at end of the period		$ 528,931	$ 624,673

The accompanying notes form an integral part of these consolidated financial statements.



Centerra Gold Inc.

Consolidated Statements of Shareholders' Equity

(Expressed in thousands of United States dollars, except share information)

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total
Balance at January 1, 2025	**210,031,280**	**$ 826,694**	**$ 32,147**	**$ (11,195)**	**$ 808,270**	**$1,655,916**
Net earnings	—	—	—	—	583,988	583,988
Other comprehensive loss	—	—	—	(38,168)	—	(38,168)
Transactions with shareholders:						
Repurchase of shares - Normal Course Issuer Bid ("NCIB") (note 20)	(11,493,316)	(95,388)	—	—	—	(95,388)
Related to the effect of share repurchase liability (note 20)	—	(14,135)	—	—	—	(14,135)
Share-based compensation expense	—	—	2,954	—	—	2,954
Issued on exercise of stock options	712,278	5,827	(1,621)	—	—	4,206
Issued under the employee share purchase plan	217,246	1,500	—	—	—	1,500
Issued on redemption of restricted share units	338,867	2,540	(2,535)	—	—	5
Dividends declared and paid (C$0.28 per share)	—	—	—	—	(41,116)	(41,116)
Balance at December 31, 2025	**199,806,355**	**$ 727,038**	**$ 30,945**	**$ (49,363)**	**$1,351,142**	**$2,059,762**
Balance at January 1, 2024	215,497,133	$ 861,536	$ 33,869	$ 7,451	$ 771,386	$1,674,242
Net earnings	—	—	—	—	80,394	80,394
Other comprehensive loss	—	—	—	(18,646)	—	(18,646)
Transaction with shareholders:						
Repurchase of shares - NCIB (note 20)	(6,731,430)	(44,053)	—	—	—	(44,053)
Related to the effect of share repurchase liability (note 20)	—	481	—	—	—	481
Share-based compensation expense	—	—	2,914	—	—	2,914
Issued on exercise of stock options	592,283	4,249	(1,212)	—	—	3,037
Issued under the employee share purchase plan	165,373	1,041	—	—	—	1,041
Issued on redemption of restricted share units	507,921	3,440	(3,424)	—	—	16
Dividends declared and paid (C$0.28 per share)	—	—	—	—	(43,510)	(43,510)
Balance at December 31, 2024	210,031,280	$ 826,694	$ 32,147	$ (11,195)	$ 808,270	$1,655,916

The accompanying notes form an integral part of these consolidated financial statements.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

1. Nature of operations

Centerra Gold Inc. ("Centerra" or the "Company") was incorporated under the *Canada Business Corporations Act* on November 7, 2002. Centerra's common shares are listed on the Toronto Stock Exchange under the symbol "CG" and on the New York Stock Exchange under the symbol "CGAU". The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1800, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. The Company also owns and operates a Molybdenum Business Unit, which includes a metallurgical processing facility and two primary molybdenum properties in North America.

2. Basis of presentation

a. *Statement of Compliance*

The consolidated financial statements of the Company and its subsidiaries are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These financial statements were authorized for issuance by the Board of Directors of the Company (the "Board") on February 19, 2026.

b. *Basis of Presentation*

Overview

These consolidated financial statements have been prepared on a going concern basis under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value. The consolidated financial statements are presented in United States dollars ("USD") with all amounts rounded to the nearest thousand, except where otherwise noted. References to C$ are to Canadian dollars.

Subsidiaries

These consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Subsidiaries consist of entities from which the Company is exposed, or has rights, to variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases. The Company reassesses whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the elements of control. If the Company loses control over a subsidiary, it derecognizes the related assets, liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the consolidated statements of earnings and comprehensive income. Any investment retained is recognized at fair value.

Joint Arrangements

A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties.



Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These consolidated financial statements include the Company's interests in the assets, liabilities, revenues and expenses of the joint operations, from the date that joint control commenced. The Company's 75% interest in the Endako Mine is accounted for as a joint operation.

3. Summary of material accounting policies

The material accounting policies summarized below have been applied consistently to all periods presented in these consolidated financial statements.

a. Business combinations

The Company uses the acquisition method of accounting for business combinations, whereby the purchase consideration transferred in the acquisition is allocated to the identifiable net assets acquired on the basis of fair value. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process, within a measurement period not to exceed one year from the acquisition date.

Acquisition-related costs are expensed as incurred. Assets acquired and liabilities assumed in a business combination are measured initially at fair value at the acquisition date. The excess of the consideration transferred over the fair value of the net assets acquired is recorded as goodwill. A gain is recorded through the consolidated statements of earnings and comprehensive income if the cost of the acquisition is less than the fair values of the identifiable net assets acquired.

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business. The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Company has an option to apply a "concentration test" that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are recognized in profit or loss. Any contingent or deferred consideration is measured at fair value at the date of acquisition.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

b. Foreign currency

The functional currency of the Company, including its subsidiaries and joint operations is the currency of the primary economic environment in which it operates. The functional currency of the Company's operations is the United States dollar ("USD").

Foreign currency transactions are translated into the Company's functional currency as follows:

- Non-monetary items that are measured at historical cost are translated at the historical exchange rates prevailing at each transaction date. Non-monetary items that are measured at fair value are translated at the exchange rate in effect at the date the fair value was measured.
- Monetary items are translated at the closing rate in effect at the statement of financial position date.
- Revenue and expense items are translated using the exchange rate applicable to the transaction date.

c. Cash and cash equivalents

Cash and cash equivalents comprise cash balances and short-term investments with original maturities of approximately three months. Cash and cash equivalents are classified as financial assets carried at amortized cost.

d. Inventories

Metal inventories, including heap leach ore, stockpiled ore, in-circuit gold, gold-in-carbon, gold and copper concentrate, gold doré and molybdenum inventory are valued at the lower of cost and net realizable value ("NRV").

The cost of inventories is determined primarily on a weighted-average basis and includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Costs of inventories include direct materials, direct labour, transportation, shipping, freight and insurance costs, mine-site overhead expenses and depreciation, depletion and amortization ("DDA") of mining assets. The cost of molybdenum inventory includes amounts paid and payable for molybdenum concentrate as well as costs associated with beneficiation and roasting.

NRV is calculated as the estimated price in the ordinary course of business, less costs to be incurred in converting the relevant inventories to saleable product and delivering it to a customer. Any write-down of inventories to NRV or reversals of previous write-downs are recognized in the consolidated statements of earnings and comprehensive income in the period that the write-down or reversal occurs.

Supplies inventory and spare parts are valued at weighted average cost. Provisions are recorded to reduce supplies inventory to NRV, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete.

e. Property, plant and equipment

Construction-in-progress

Assets under construction are capitalized as construction-in-progress until the asset is available for use. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to



Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

bringing it into working condition for its intended use. Directly attributable costs are capitalized until the asset is in a location and condition necessary for operation as intended by management. These costs include: the purchase price, installation costs, site preparation costs, survey costs, freight charges, transportation insurance costs, duties, testing and preparation charges and estimated costs of dismantling and removing the item and restoring the site on which it is located.

Costs incurred on properties in the development stage are included in the carrying amount of the development project in construction-in-progress. A property is classified as a development property when a mine plan has been prepared, and a decision is made to commercially develop the property. Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities for extracting, treating, gathering, transporting, and storing the minerals. Majority of expenditures incurred from the time the development decision is made until when the asset is ready for its intended use are capitalized. Proceeds received from mineral sales made prior to a mine being capable of operating at levels intended by management are recognized in revenue from mining operations. Costs related to those sales are recognized in production costs.

Borrowing costs are capitalized to qualifying assets and are included in construction-in-progress. Qualifying assets are assets that take a substantial period of time to prepare for the Company's intended use, which includes projects that are in the exploration and evaluation, pre-development and development stages. Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets until such time as the assets are substantially ready for their intended use. All other borrowing costs are expensed as finance costs in the period in which they are incurred. Where the funds used to finance a qualifying asset form part of a general borrowing, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period.

Construction-in-progress is not depreciated. When an asset becomes available for use, its costs are transferred from construction-in-progress into the appropriate asset classification such as mineral properties, building, plant and equipment. Depreciation commences once the asset is complete and available for use.

Buildings, plant and equipment

Buildings, plant and equipment are recorded at cost, including all expenditures incurred to prepare an asset for its intended use. An item of buildings, plant and equipment is de-recognized upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between any proceeds received and the carrying amount of the asset) is included in the consolidated statements of earnings and comprehensive income in the year the asset is de-recognized.

Buildings, plant and equipment are depreciated according to either the units-of-production method or on a straight-line basis over their expected useful life, according to the pattern in which the asset's future economic benefits are expected to be consumed. Depreciation commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use, they are measured at cost less accumulated depreciation and applicable impairment losses.

Where an item of buildings, plant and equipment comprises major components with different useful lives, the components are depreciated separately but are grouped for disclosure purposes as buildings, plant and equipment. Major overhaul expenditures and the cost of replacement of a major component are depreciated over the average expected period between major overhauls.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Management annually reviews the estimated useful lives, residual values and depreciation methods of the Company's buildings, plant and equipment and also when events and circumstances indicate that such a review should be undertaken. Changes to estimated useful lives, residual values or depreciation methods resulting from such reviews are accounted for prospectively.

The following table sets out the useful lives of certain assets depreciated using the straight-line basis:

	Useful Life
Buildings, plant and equipment	2 to 20 years
Mobile equipment	2 to 10 years
Light vehicles and other mobile equipment	2 to 10 years
Furniture, computer and office equipment	2 to 5 years

Mineral properties

The cost of mineral properties includes the fair value attributable to proven and probable mineral reserves and mineral resources acquired, development costs, capitalized exploration and evaluation costs and capitalized borrowing costs. These costs incurred are directly attributable to bringing a mineral property to the state where it is capable of operating in the manner intended by management ("commercial production"). In determining whether a mine has achieved commercial production, the criteria considered include the following:

- Substantial completion of the construction activities;
- Ability to produce minerals in saleable form (within specifications);
- Completion of a reasonable period of testing of mine plant and equipment; and
- Ability to sustain ongoing production of minerals.

After a mineral property has been brought into commercial production, costs are expensed as incurred or capitalized to inventory. Sales are recognized as revenues and production costs as a component of cost of sales, and amortization of capitalized costs in property, plant and equipment commences.

Mineral properties are depreciated on a units-of-production basis over the estimated economic life of the mine to which they relate.

Deferred stripping costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials to access ore from which minerals can be extracted economically is referred to as stripping. Stripping costs incurred in the production phase are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body which will be extracted in the future. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit.



Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Stripping costs incurred in the production phase provide a future economic benefit when:

- It is probable that the future economic benefit associated with the stripping activity will flow to the Company;
- The Company can identify the component of the ore body for which access has been improved; and
- The costs relating to the stripping activity associated with that component can be measured reliably by the Company.

Where a mine operates several open pits that are regarded as separate operations for the purpose of mine planning, stripping costs are accounted for separately by reference to the ore from each separate pit. A "component" is a specific section of the ore body that is made more accessible by the stripping activity and is typically a subset of the larger ore body that is distinguished by a separate useful economic life.

When the costs of the stripping activity asset and the inventory produced are not separately identifiable, the Company allocates the production stripping costs between the inventory produced and the stripping activity asset by using an allocation basis that is based on a relevant production measure. This production measure is calculated for the identified component of the ore body and is used as a benchmark to identify the extent to which the additional activity of creating a future benefit has taken place. The benchmark used divides the total tonnage mined (ore and waste) for the component or pit for the period by the quantity of minerals contained in the ore mined for the component or pit.

Capitalized stripping costs are depleted on a units-of-production basis over the proven and probable reserves that become more accessible as a result of the stripping activity.

f.   Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease by assessing if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company primarily uses the following criteria to assess whether a contract conveys the right to control the use of an identified asset:

- The contract involves the use of an explicitly or implicitly identified lease;
- The Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and,
- The Company has the right to direct the use of the asset.

If a contract is assessed to contain a lease, a lease liability and right-of-use ("ROU") asset is recognized at the commencement date of the lease (i.e. the date the underlying asset is available for use).

ROU assets are measured at cost less any accumulated depreciation and impairment losses and adjusted for any remeasurements of the lease liability. Such costs include the initial amount of lease obligations recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the ROU assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. ROU assets are subject to impairment.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

At the commencement date, the lease liability is measured at the present value of lease payments to settle the lease contract, discounted using the interest rate implicit in the lease agreement or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.

After the commencement date, the lease liability is increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments, changes based on an index or rate or a change in the assessment to purchase the underlying asset.

g. Impairment and impairment reversal of long-lived assets

Long-lived assets are reviewed for impairment indicators at each reporting period. If an indicator of impairment exists, the Company calculates the recoverable amount of the asset to determine if any impairment loss is required. The recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into cash generating units ("CGUs") for impairment testing purposes. The recoverable amount is the greater of value-in-use ("VIU") and fair value less costs of disposal ("FVLCD") of an asset or CGU. An impairment loss is recognized for any excess of the carrying amount of the CGU over its recoverable amount. Impairment losses are recorded in the consolidated statements of earnings and comprehensive income in the period in which they occur. The Company applies the impairment loss to the CGU's long-lived assets based on their carrying amounts on a pro-rata basis.

Assumptions, such as gold price, copper price, molybdenum price, exchange rates, discount rate, expenditures underlying the estimate of recoverable value, value per in-situ gold equivalent ounce estimates, production levels and capital equipment values are subject to risks and uncertainties.

CGUs with previous impairment charges to long-lived assets, other than goodwill, are monitored for potential indicators of impairment reversal each reporting period. Any impairment charge that is taken on a long-lived asset, other than goodwill, is reversed if there are subsequent changes in the estimates or significant assumptions that were used to recognize the impairment loss, that result in an increase in the recoverable amount of the CGU. If an indicator of impairment reversal has been identified, the recoverable amount of the long-lived asset is calculated in order to determine if any impairment reversal is required. This reversal is recognized in earnings and is limited to the carrying value that would have been determined, net of any depreciation, depletion and amortization, where applicable, had no impairment charge been recognized previously. Impairment reversals are recorded in the consolidated statements of earnings and comprehensive income in the period in which they occur.

h. Provision for reclamation

Provisions for reclamation arise from the acquisition, development and construction of mining properties and plant and equipment, and are subject to government controls and regulations that protect the environment on the closure and reclamation of mining properties. Provisions for reclamation are recognized at the time that an environmental disturbance occurs or a new legal or constructive obligation is determined. The major parts of the carrying amount of provisions relate to tailings facilities and heap leach pad closure and rehabilitation, demolition of buildings and mine facilities, and ongoing water treatment and monitoring of closed mines. Costs included in the provision encompass all closure and



Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

rehabilitation activity expected to occur progressively over the life of the operation at the time of closure and post-closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks of each particular operation. Provisions for reclamation are measured at the expected value of future cash flows adjusted for the impact of short and long-term inflation and discounted to their present value using a pre-tax risk-free discount rate.

Each reporting period, provisions for reclamation are remeasured to reflect any changes to significant assumptions, including changes in discount rates, foreign exchange rates, inflation rates and the timing or amounts of the costs to be incurred. For operating sites, when the provision for reclamation is recognized or adjusted for an operating asset, the corresponding cost is capitalized to the related item of property, plant and equipment, except where a reduction in the obligation is greater than the amount capitalized, in which case the capitalized costs are reduced to $nil and the remaining adjustment is included in the consolidated statements of earnings and comprehensive income. Reclamation provisions that result from disturbance in the land to extract ore in the current period are included in the cost of inventories. When the provision for reclamation is recognized or adjusted for closed sites, the cost is included in the consolidated statements of earnings and comprehensive income.

The provisions are adjusted each period to reflect the passage of time and are recorded in finance costs in the period incurred. Upon settlement of the provision for reclamation, the Company records a gain or loss if the actual cost differs from the carrying amount of the provision. Settlement gains or losses are recorded in the consolidated statements of earnings and comprehensive income.

i.   Contingent liabilities and other provisions

Provisions are recorded when a legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the amount required to settle the present obligation estimated at the end of each reporting period, taking into account the risks and uncertainties surrounding the obligation. A provision is measured using the present value of cash flows estimated to settle the present obligation, discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash flows. The increase in provision due to the passage of time is recognized as a finance cost in the consolidated statements of earnings and comprehensive income.

Contingent liabilities may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies, the Company, with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a provision is recorded. When a contingent loss is not probable, but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

j.   Share-based compensation

The long-term incentive plan ("LTIP") effectively replaced the Company's legacy plans ("Legacy Plans"). Share-based compensation awards granted under the Legacy Plans remain outstanding and governed by the respective terms of such plans, but no new awards are to be granted under any of the Legacy Plans.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Employee Stock Options

Stock options are equity-settled share-based compensation awards and are administered in a similar fashion under LTIP and Legacy Plans. The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Stock options vest over three years whereby 33% vest on each anniversary of the grant date. Compensation expense is recognized over the stock option vesting period based on the number of units estimated to vest. This expense is recognized as share-based compensation expense with a corresponding increase in contributed surplus. When options are exercised, the proceeds received by the Company, together with the amount in contributed surplus, are credited to common shares.

Performance Share Units

A Performance Share Unit ("PSU") represents the right to receive the cash equivalent of a common share or, at the Company's option, a common share purchased on the open market. PSUs are accounted for under the liability method using the Monte Carlo simulation option pricing model. Under LTIP, 100% of awards vest after three years following the grant year. Under the Legacy Plans, awards vest over three years whereby 50% vest on December 31 of the year following the grant year ("end of year 2") and the remaining 50% vest on December 31 of the subsequent year ("end of year 3"). Under this method, the fair value of the PSUs is recognized over the vesting period. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery. The cash paid on exercise of these PSUs is recorded as a reduction of the accrued obligation. The number of units that vest is determined by multiplying the number of units granted to the participant by the adjustment factor based on Centerra's total shareholder return performance relative to a selected peer group and relevant market indices, including the Global Gold Index and the Base Metals Index, over the applicable performance period.

Deferred Share Units

Deferred Share Units ("DSUs") are administered in a similar fashion under LTIP and Legacy Plans. Directors of the Company elect to receive all or a portion of their annual director fees, as deferred share units. DSUs are settled in cash and are accounted for under the liability method. DSUs cannot be converted to shares by the unit holder or by the Company. DSUs cannot be redeemed until a director no longer holds any position with the Company, and can be redeemed no later than December 15 of the following year in which the director ceased to hold all positions in the Company, unless otherwise stated in a grant agreement. A liability is recorded at grant date equal to the fair value of the DSUs. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery. The cash paid on exercise of these deferred share units is recorded as a reduction of the accrued obligation.

Restricted Share Units ("RSUs")

Executive RSUs granted under the LTIP are equity-settled share-based compensation awards. The Executive RSUs vest over three years whereby 33% vest on each of the annual vesting dates. Compensation expense is recognized over the vesting period based on the number of units to vest. The expense is recognized as share-based compensation expense with a corresponding increase in contributed surplus.

Employee RSUs granted under the Legacy Plans are equity-settled share-based compensation awards. Employee RSU holders had an option to elect to receive a portion of their annual incentive payments for



Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

that year as Employee RSUs and the Company matched 50% of the Employee RSUs granted to Employee RSU holders. Employee RSUs vest 50% as of the first anniversary of their grant dates and the remaining 50% vest as of the second anniversary of their grant dates. Compensation expense is recognized over the vesting period based on the number of units to vest. The expense is recognized as share-based compensation expense with a corresponding increase in contributed surplus.

Employee RSUs granted under the LTIP are cash-settled share-based compensation awards. The Employee RSUs vest over three years whereby 33% vest on each of the annual vesting dates. The Employee RSUs are accounted for under the liability method whereby a liability is recorded at grant date equal to the fair value of the Employee RSU. Under this method, the fair value of the Employee RSUs are recognized over the vesting period. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery.

Directors of the Company elect to receive all or a portion of their annual retainer, as restricted share units. Director RSUs can be settled in cash or equity at the option of the holders. The Director RSUs vest immediately upon grant and are redeemed on a date chosen by the participant (subject to certain restrictions as set out in the plan). The Director RSUs granted are accounted for under the liability method whereby a liability is recorded at grant date equal to the fair value of the Director RSU. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery.

Discretionary RSUs are granted to certain employees of the Company and can be settled in cash or equity at the option of the Board of Directors, determined at the time of the grant. Discretionary RSUs vesting dates are defined by the Board of Directors at the time of the grant. The Discretionary RSUs are accounted for under the liability method whereby a liability is recorded at grant date equal to the fair value of the Discretionary RSU. Under this method, the fair value of the Discretionary RSUs are recognized over the vesting period. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery.

Employee Share Purchase Plan

Centerra has an Employee Share Purchase Plan ("ESPP") for employees of the Company. Under the ESPP, employees may elect to purchase the Company's shares through a payroll deduction. Each year, employees may elect to contribute up to 10% of their base salary and the Company will match 25% of the contribution. Such contributions are then used to acquire Centerra shares on a quarterly basis. Shares purchased have no vesting requirement and may be issued from treasury or acquired on the open market. The Company records an expense equal to value of the match provided.

Dividends

When cash dividends are paid, participants under the PSU, DSU and RSU plans are allocated additional units equal in value to the dividend paid per common share based on the number of units held by the participant on the record date. Under the ESPP, cash dividends paid with respect to shares held in the ESPP accounts are automatically reinvested in shares. Such dividend shares and dividend equivalents will be subject to the same vesting and other conditions applicable to the underlying RSUs, PSUs, DSUs, and ESPP shares as the case may be.

k. *Revenue recognition from contracts with customers*

The Company sells its products pursuant to sales contracts entered into with its customers. Revenue associated with the sale of finished gold, gold-copper concentrates and molybdenum products is

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

recognized when control is transferred to the customer. For finished gold and molybdenum products sales, typically, the transfer of control occurs when the customer has taken delivery and the consideration is received, or to be received. For concentrate sales, the transfer of control is based on terms of the sales contracts, generally upon the loading of the ocean vessel or based on negotiated terms which allows for the transfer of control to happen earlier in the sale process.

Revenues from finished gold sales from the Öksüt Mine are based on the London Bullion Market Association ("LBMA") morning spot price stipulated in the agreement with the Central Bank of the Republic of Türkiye ("Central Bank"). Gold doré is sent to a refinery and the Central Bank has the right of first refusal on the purchase of the gold produced. If the Central Bank exercises this right, the finished gold is delivered. If the gold doré is not purchased by the Central Bank, it is sold to a buyer via the refining facility on the Borsa Istanbul at spot prices. Payment is received on the same day of the sale, when control of the finished gold is transferred to the Central Bank.

Revenues from the Company's concentrate sales and molybdenum product sales are based on a provisional forward sales price, which is subject to adjustments at the time of final pricing. Revenues from concentrate sales are recorded net of treatment and refining charges and the impact of derivative contracts accounted for as hedges of the contained metal.

In 2016, in connection with the acquisition of Thompson Creek Metals Inc., the Company assumed the streaming agreement ("Mount Milligan Mine Streaming Agreement") with RGLD Gold AG and Royal Gold Inc. ("Royal Gold") associated with the Mount Milligan Mine. Under the terms of the Mount Milligan Mine Streaming Agreement, the Company delivers to Royal Gold 35% of gold ounces produced and 18.75% of copper produced. Royal Gold paid US$435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered in the periods presented, which is recorded to revenue. On February 13, 2024, the Company and its subsidiary, Thompson Creek Metals Company Inc. ("TCM") entered into an additional agreement with Royal Gold (note 24), revising some of the above described terms.

Gains and losses related to the Company's forward commodity contracts to economically hedge the Company's commodity price exposure under the Mount Milligan Mine Streaming Agreement, are determined for each period. To satisfy its obligations under the Gold and Copper Stream Arrangement the Company purchases refined gold and London Metal Exchange ("LME") copper warrants and arranges for delivery to Royal Gold. Revenue from and costs for refined physical gold and LME copper warrants delivered under the Mount Milligan Mine Streaming Agreement and gains and losses related to the Company's forward commodity contracts to economically hedge the Company's exposure under the Gold and Copper Stream Arrangement are netted and recorded to revenue.

Provisional prices are finalized in a specified future month (generally one to four months after delivery to the customer) based on spot copper prices on the LME, spot gold prices on the LBMA or spot molybdenum prices on the LME (Platts). The Company receives market prices based on prices in the specified future month, which results in mark-to-market price fluctuations on the related receivable. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period reflecting the estimated forward prices at the date of final pricing. Changes in metal quantities upon receipt of final assay are also adjusted for. Any such adjustments are generally not material to the transaction price.

When sales transactions give rise to potential variable or contingent consideration, the variable consideration is recognized to the extent it can be estimated reliably and it is highly probable that a significant reversal of the amount will not occur in the future. The Company computes the transaction price to a given sales transaction using one of the following methods:



Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

- the expected value method: identifies a range of possible consideration amounts, weights the possible consideration amounts by their respective probabilities, and then sums probability-weighted amounts to generate the expected value of consideration to be received from the customer;
- the most likely amount method: the amount determined most likely to be received.

The Company then applies a constraint to recognize income for variable consideration only to the extent that it is deemed highly probable that a significant reversal of the income will not occur. The Company applies judgment in assessing the probability of occurrence, which is subject to risks and uncertainties.

l. *Exploration and evaluation expenditures*

Exploration and evaluation expenditures are the costs incurred on the search and evaluation for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition.

Exploration and evaluation expenditures are expensed as incurred unless it can be demonstrated that it is probable that the project will generate a future economic benefit. The exploration and evaluation phase ends when the technical feasibility and commercial viability of extracting the mineral is demonstrable.

The Company also recognizes exploration and evaluation costs as assets when acquired as part of a business combination, or asset purchase. These assets are recognized at fair value.

When an asset is ceases to be classified as an exploration and evaluation asset, any capitalized exploration and evaluation asset must be tested for impairment.

m. *Earnings per share*

Basic earnings per share is computed by dividing the net earnings for a given period by the weighted average number of common shares outstanding during that same period. Diluted earnings per share reflects the potential dilution that could occur if holders with rights to convert instruments to common shares exercise these rights.

The weighted average number of common shares used to determine diluted earnings per share includes an adjustment, using the treasury stock method, for stock options and RSUs outstanding. Under the treasury stock method:

- The exercise of stock options and RSUs is assumed to occur at the beginning of the period;
- The proceeds from the exercise of stock options and RSUs plus the future period compensation expense on units granted are assumed to be used to purchase common shares of the Company at the average market price during the period; and,
- The incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted earnings per share computation.

Equity instruments that could potentially be dilutive in the future, but do not currently have a dilutive effect are excluded from the calculation of diluted earnings per share.



Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

n. Income taxes

Tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the consolidated statements of earnings and comprehensive income except to the extent that they relate to a business combination, or to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases of such assets and liabilities measured using tax rates and laws that are substantively enacted at the reporting date and effective for the reporting period when the temporary differences are expected to reverse. The measurement of deferred tax reflects the tax consequences that would result from the way the Company, at the end of the reporting period, intends to recover or settle the carrying amount of its assets and liabilities.

Deferred tax is not recognized for:

- Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
- Temporary differences related to investments in subsidiaries, associates and jointly controlled entities to the extent that the group is able to control the timing of the reversal of the temporary differences and it is probable that such temporary differences will not reverse in the foreseeable future; and,
- Taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is more likely than not that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer more likely than not that the related tax benefit will be realized.

o. Derivative instruments and hedge accounting

The Company may hold derivative instruments to manage its risk exposure to fluctuations of commodity prices, including the Company's products (for example, gold or copper) and consumables (for example, diesel or fuel) and fluctuations in other currencies compared to the US dollar.

Non-derivative financial assets

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss. Subsequent to initial recognition, unrealized gains or losses related to changes in fair value of non-derivative financial instruments are reported in the consolidated statements of earnings and comprehensive income.


Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Non-derivative financial liabilities

Accounts payable and accrued liabilities are accounted for at amortized cost, using the effective interest rate method.

Hedge derivatives

The Company applies hedge accounting to the following derivative instruments:

- Copper contracts, which hedge a portion of the copper components of its future concentrate sales, that are not subject to the streaming agreement with Royal Gold at the Mount Milligan Mine ("copper contracts");
- Fuel hedge contracts to hedge a portion of its estimated future diesel fuel purchases at its operations ("fuel hedge contracts");
- Foreign exchange contracts to hedge a portion of its future Canadian-denominated expenditures ("foreign exchange contracts"); and,
- Gold contracts, to hedge a portion of its future gold sales.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. The Company calculates and monitors the hedge ratio, which is resulting from the quantity of the hedged item that the entity hedges and the quantity of the hedging instrument that the entity uses to hedge that quantity of hedged item. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.

The Company's copper and gold contracts, fuel hedge contracts and foreign exchange contracts are designated as a cash flow hedging instrument, where the effective portion of changes in fair value are recognized in other comprehensive earnings. The amounts accumulated in other comprehensive earnings are reclassified to the consolidated statements of earnings and comprehensive income, consistent with the classification of the underlying hedged transaction, when the underlying hedged transaction, identified at contract inception, is recognized. Fair value changes for copper and gold contracts are reclassified to revenue, fuel contracts to production costs, and foreign exchange contracts to production costs, corporate administration or care and maintenance costs.

Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statements of income and comprehensive income. When derivative contracts designated as cash flow hedges are terminated, expired, settled or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Amounts historically recorded in other comprehensive earnings remain in other comprehensive earnings until the underlying hedged transaction is recognized. If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the consolidated statements of earnings and comprehensive income as other income or expense immediately.

Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period in which they arise in the consolidated statements of earnings and comprehensive income.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Non-hedge derivatives

All derivative instruments not designated in a hedge relationship are classified as financial instruments at fair value through profit or loss. Changes in fair value of non-hedge derivatives at each reporting date are included in consolidated statements of earnings and comprehensive income as other non-operating expenses, while changes in the fair value of spot and forward contracts associated with the Royal Gold deliverables are included in revenue.

Equity Investments

Equity investments expected to be held for more than twelve months after end of the reporting period are classified as non-current financial assets, and an irrevocable election has been made to measure certain securities at fair value through other comprehensive income. The unrealized gains or losses related to changes in fair value of the these investments are reported through other comprehensive income line in the consolidated statements of earnings and comprehensive income. The election is made on an investment-by-investment basis. Equity investments not expected to be held for more than twelve months are classified as current financial assets and are recorded at fair value through profit and loss.

Recently Issued and Accounting Pronouncements

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:
– the structure of the statement of profit or loss;
– required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (that is, management-defined performance measures);
– enhanced principles on aggregation and disaggregation of totals and disclosures which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1 while many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its 'operating profit or loss'.

IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. The Company understands that this standard will result in disclosure changes and the Company is currently performing a detailed assessment to understand the impact of the new standard on its consolidated financial statements and related disclosures.. The Company intends to complete a preliminary assessment of the impact of the new standard on the presentation of its financial statements and management-defined performance measures ("MPM") in the first quarter of 2026.

Management will apply this standard from its effective date of January 1, 2027, with comparative information restated for the year ended December 31, 2026.

4. Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and the application of the Company's accounting policies, which are described in



Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

note 3. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable; however, actual results could differ from those estimates. The key areas of significant judgments, estimates and assumptions are discussed below.

i.   *Impairment and impairment reversal of long-lived assets*

Significant judgment is required in assessing indicators of impairment or impairment reversal of long-lived assets. For each asset or CGU, the Company completes an evaluation at each reporting period of potential indicators of impairment or impairment reversal. The Company considers both external and internal sources of information in assessing whether there are any indications that assets or CGUs may be impaired or reversal of impairment. Judgment is required around significant adverse changes in the business climate which may be indicators of impairment such as a significant decline in the Company's market capitalization relative to its net asset carrying value, prolonged significant changes in commodity prices, discount rates and significant changes to life-of-mine plans. When completing an impairment test or impairment reversal test, the Company calculates the estimated recoverable amount of CGUs, which requires management to make estimates and assumptions related to items such as future production levels, operating and capital costs, long-term commodity prices, foreign exchange rates, discount rates, proven and probable reserves and resources, closure and environmental remediation costs, value per in-situ gold equivalent ounce estimates and capital equipment values. These estimates and assumptions are subject to risk and uncertainty, particularly in circumstances where there is limited operating history of the asset or CGU. Judgment is also required in determining the appropriate valuation method for mineralization and ascribing anticipated economics to mineralization in cases where limited, dated or no comprehensive economic study has been completed. Therefore, there is a possibility that changes in circumstances will have an impact on these projections, which may impact the recoverable amount of assets or CGUs. Changes in these estimates which decrease or increase the estimated recoverable amount of a CGU could affect the carrying amounts of assets and result in an impairment loss or reversal. While management believes that estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect the recoverable amount of a CGU.

ii.   *Provision for reclamation*

Provisions for reclamation require the use of estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mine site, as well as the timing of the reclamation activities and estimated discount rate. The Company assesses and revises its reclamation provision on a periodic basis or when new material information becomes available. Adjustments to the estimated amount and timing of future reclamation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are the construction of new processing facilities, changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan, changing ore characteristics that impact required environmental protection measures and related costs, changes in water quality that impact the extent of water treatment required and changes in laws and regulations governing the protection of the environment.

Actual costs incurred may differ from those amounts estimated. Changes in future costs could materially impact the estimate of reclamation provision. The provision represents management's best estimate of the present value of the future reclamation and remediation costs based on environmental disturbances as at the reporting date. A change in any, or a combination of, the key assumptions used to determine the provisions, could have a material impact on the carrying value of the provisions.



Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

iii.   *Deferred income taxes*

The Company operates in a number of tax jurisdictions and is therefore required to estimate its income taxes in each of these tax jurisdictions in preparing its financial statements. In calculating the income taxes, the Company considers factors such as tax rates in the different jurisdictions, non-deductible expenses, changes in tax law and management's expectations of future results. The Company estimates deferred income taxes based on temporary differences between the income and losses reported in its financial statements and its taxable income and losses as determined under the applicable tax laws. The tax effects of these temporary differences are recorded as deferred tax assets or liabilities in the consolidated statements of financial position. If actual results differ from these estimates, adjustments are made in subsequent periods.

The Company recognizes deferred income tax benefits related to deferred income tax assets to the extent recovery is more likely than not. Assessing the recoverability of deferred income tax assets requires management to make estimates of future taxable profits. Management generally uses estimates of future taxable profit over the range of next three years and life of mine of a given asset to carry out its assessment. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to utilize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from such deferred income tax assets.

iv.   *Mineral reserves and resources estimation*

The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with the National Instrument 43-101, *Standards of Disclosure for Mineral Projects* ("NI 43-101"). The estimation of mineral reserves requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires assumptions on future commodity prices, foreign exchange rates, production costs, capital expenditures, recovery rates, and in some instances, the renewal of mining licenses. There are numerous uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation which may change significantly when new information becomes available. Changes in such assumptions and estimates may result in the mineral reserves and resources being revised.

Estimates of mineral reserves and resources impact the following items in the consolidated financial statements:

- The carrying value of the Company's property, plant and equipment may be affected due to changes in estimated future cash flows;
- Depreciation, depletion and amortization charge of assets using the units-of-production method;
- Estimate of recoverable value of CGUs used for the purpose of impairment or impairment reversal tests of long-lived assets;
- Estimated timing and costs of reclamation activities;
- Deferred income and mining taxes, in particular, the evaluation of unrecognized deferred income and mining tax assets; and,
- Expected future economic benefit of expenditures, including stripping and development activities recognized in the statements of financial position as either part of mine properties or inventories.

v.   *Additional Royal Gold Agreement*

On February 13, 2024, the Company and its subsidiary TCM entered into an additional agreement with Royal Gold (the "Additional Royal Gold Agreement") relating to the Mount Milligan Mine (refer to note


Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

24a). Significant judgment was required to determine accounting for the contract, including the conclusion that it is a modification of a contract with a customer, under IFRS 15, *Revenue recognition from contracts with customers,* whereby the Company received consideration in the form of a financial asset. Significant judgment was also required to determine whether all the cash flows in the Additional Royal Gold Agreement should be accounted for as a single financial asset under IFRS 9, *Financial Instruments*. In addition, significant judgment was required to determine the basis for the initial valuation of the financial asset, including, among other things, Mount Milligan Mine's life of mine viewed from the perspective of the specific market participant deemed most relevant for this transaction. Measurement of the financial asset includes various material assumptions that are subject to significant estimation. Actual results may differ from those amounts estimated. A change in any, or a combination of, the key assumptions used to determine the measurement of the financial asset, including a change in the life of mine, could have a material impact on the fair value of the financial asset. Refer to note 24a for key assumptions and estimation used in determining the fair value of the financial asset.

    vi.   *Sale of Greenstone Partnership*

On November 6, 2024, the Company recognized an additional gain on the sale of Greenstone Partnership and an associated contract asset, representing the amount due from Equinox Gold Corp ("Equinox") based on payments contingent on achieving certain production milestones. Significant judgment was required to determine the removal of the significant uncertainty constraining the cumulative production milestones to be met by the Greenstone Mine. Measurement of the contract asset includes various material assumptions that are subject to significant estimation. Actual results may differ from those amounts estimated. A change in any, or a combination of, the key assumptions used to determine the measurement of the contract asset, could have a material impact on the expected value of the contract asset. Refer to note 6 for summary of the sale, key assumptions and estimation used in determining the expected value of the contract asset.

5. Impairment Reversal

Kemess Project

During 2022 and 2023, the Kemess Project remained under care and maintenance with limited advancement activities. The identification of the Kemess Project as non-core in 2022 and subsequent reduction to the mineral resource estimate in 2023 were considered indicators of impairment, resulting in impairment tests in both periods. These assessments resulted in the recognition of impairment losses of $145.9 million ($138.2 million, net of tax) in 2022 and $30.0 million in 2023, as the carrying amount exceeded the estimated fair value less costs of disposal.

During 2025, the Company continued to optimize the project and advance Preliminary Economic Assessment ("PEA") studies and continued the drilling campaign at site. Due to these advancing studies, increased gold and copper prices and the change in mining-method approach, the project economics significantly improved. The Company also published an updated resource estimate which was significantly higher than the resource estimate when the last impairment was recorded. As a result, the Company identified an indicator of impairment reversal and performed the test in the fourth quarter of 2025.

The estimated recoverable amount of the Kemess Project as at December 31, 2025 was determined on the basis of FVLCD and calculated by discounting the estimated future net cash flows over the estimated life of the mine. Calculating the FVLCD required management to make estimates and assumptions with respect to future production levels and operating and capital costs in the life of mine plans, future metal prices, foreign exchange rates, discount rate and conversion of resources to reserves. Changes in any of

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

the assumptions or estimates used in determining the fair values could have impacted the impairment reversal analysis and its conclusions. In addition, the valuation of the capital equipment on site estimated the value of the equipment on site based on its age, condition, and other factors. The key assumptions used in the impairment test for the Kemess Project are summarized in the table below:

	2025
Gold price per oz - long term	$3,000
Copper price per oz - long term	$4.50
Gold production (thousands of ounces)	2,323
Copper production (millions of pounds)	851
Foreign exchange rate - long term (US$:C$)	1.38
Discount rate	8.5 %

As the Kemess Project's estimated recoverable amount exceeded the previous carrying amount less amortization that would have been recognized had the assets not been impaired, an impairment reversal of $147.6 million ($144.8 million, net of tax) was recognized in the impairment reversal line item in the consolidated statements of earnings and comprehensive income and reflected in the "Corporate and other" category in the Company's segment disclosure (note 26). The discounted cash flow approach uses significant unobservable inputs and is therefore considered Level 3 fair value measurement under the fair value hierarchy.

Key assumptions

The determination of the recoverable amount with Level 3 input of the fair value hierarchy, includes the following key applicable assumptions:

- Gold and copper prices estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date;
- Foreign exchange rate estimates are based on the outlook of industry analysts;
- Estimated production levels, and future operating and capital costs are based on detailed life of mine plans and also take into account the Company's expected development plans and development timeline to construct the necessary infrastructure and start production. The production levels used were consistent with the modeled resources and the expected resource-to-reserve conversion, ascribing anticipated economics to mineralization in cases where only limited or no comprehensive economic study has been completed.
- The valuation of the capital equipment on site estimated the value of the equipment on site was based on its age, condition, refurbishment costs and other factors;
- A real after-tax discount rate was based on the Company's estimated real weighted-average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. The discount rate was adjusted for the specific risks associated with the Kemess Project.

Goldfield Project

In the fourth quarter of 2024, following the completion of the updated mineral resource estimate, the Company determined that, based on the size and quality of the resource as well as the associated capital requirements, development of the project on a stand-alone basis was not economically viable under prevailing long-term gold price assumptions. The Company identified this as an indicator of impairment, performed an impairment test and concluded that the carrying amount of the Goldfield Project exceeded



Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

its estimated recoverable amount and recognized an impairment loss of $193.6 million during the year ended December 31, 2024.

During 2025, the Company completed additional technical studies and project optimizations on the Goldfield Project which in conjunction with a significant increase in long-term gold prices, significantly improved the economics of the project. On August 6, 2025, the Company's Board of Directors approved the construction of the Goldfield Project and the Company announced the results of a technical study outlining strong economics for the Goldfield Project. Concurrent with the construction decision, the Company entered into zero-cost gold collars to hedge a portion of the commodity price risk, protect margins, safeguard economics in the early years of the Goldfield Project, and expedite the capital payback period. The Company identified the construction decision as an indicator of impairment reversal for the Goldfield Project and completed an impairment reversal test in the third quarter of 2025. See note 24 for the details of the Company's hedging program related to the Goldfield Project.

The estimated recoverable amount of the Goldfield Project as at August 6, 2025 was determined on the basis of FVLCD and calculated by discounting the estimated future net cash flows over the estimated life of the mine. Calculating the FVLCD required management to make estimates and assumptions with respect to future production levels and operating and capital costs in the life of mine plans, future metal prices, discount rate and estimates of the fair value attributable to mineralization in excess of life of mine plan. Changes in any of the assumptions or estimates used in determining the fair values could have impacted the impairment reversal analysis and its conclusions. The key assumptions used in the impairment test for Goldfield Project are summarized in the table below:

	2025
Gold price per oz - medium term[1]	$2,850 - $3,050
Gold price per oz - long-term[1]	$2,650
Gold production (thousands of ounces)	533
Discount rate	8.5 %

(1) Gold prices represent anticipated realized metal prices as at June 30, 2025. Medium term represents the early production years 2028 to 2030, whereas long term represents years from 2031 to the end of life of mine. Prices selected for 2029 and 2030 were developed in consideration of real hedged floor price of the zero-cost collars entered into for hedging purposes.

As the Goldfield Project's estimated recoverable amount exceeded the previous carrying amount less amortization that would have been recognized had the assets not been impaired, an impairment reversal of $193.5 million was recognized in the impairment reversal line item in the consolidated statements of earnings and comprehensive income and reflected in the "Corporate and other" category in the Company's segment disclosure (note 26). This impairment reversal represents the full reversal of prior impairment allocated to long-lived assets, as adjusted for depreciation, depletion and amortization. The discounted cash flow approach uses significant unobservable inputs and is therefore considered Level 3 fair value measurement under the fair value hierarchy.

Key assumptions

The determination of the recoverable amount with Level 3 input of the fair value hierarchy, includes the following key applicable assumptions:

- Gold price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date;
- Estimated production levels, and future operating and capital costs are based on detailed life of mine plans and also take into account the Company's expected development plans and

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

development timeline to construct the necessary infrastructure and start production. The production levels used were consistent with the reserves volumes developed as part of the Company's process for the estimation of mineral reserves and resources;

- A real after-tax discount rate was based on the Company's estimated real weighted-average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. The discount rate was adjusted for the specific risks associated with the Goldfield Project.

6. Sale of Greenstone Partnership

In 2021, the Company sold its interest in the Greenstone Partnership for consideration which included contingent payments dependent on achieving certain cumulative production milestones. On November 6, 2024, Equinox Gold Inc. ("Equinox"), the operator of the Greenstone Mine, announced that the mine had achieved commercial production which removed significant uncertainty constraining the cumulative production milestones. As a result, the Company recognized an additional gain on the sale of Greenstone Partnership of $62.3 million and a contract asset, representing the amount due from Equinox under these payments contingent on achieving these production milestones. Subsequent to the initial recognition, the most likely value of the contract asset is re-measured at each reporting date with changes in expected value recorded as a gain or loss on the sale of Greenstone Partnership.

On September 25, 2025 the Greenstone Mine achieved the first production milestone removing the constraint on the first tranche of the amount due from Equinox. On October 2, 2025, Equinox paid $41.0 million to the Company. The remaining contingent payments are payable no later than 30 days following the date on which a cumulative production milestone of (ii) 500,000 ounces; and, (iii) 700,000 ounces have been achieved. The amounts are payable in 11,111 ounces of physical gold or US dollars, equal to the product of 11,111, representing the ounces deliverable per each cumulative production milestone, and the 20-day average gold market price on the business day immediately prior to the date of the payment.

The table below summarizes changes in the contract asset included in other current assets and other non-current assets in the Company's consolidated statements of financial position. The determination of other current and other non-current assets was based on the expected timing of receipt of contingent payments due from Equinox.

Balance, November 6, 2024	$	62,280
Remeasurement gain		808
Balance, December 31, 2024	$	63,088
Remeasurement gain		50,545
Settlements during the period		(41,044)
Balance, December 31, 2025	$	72,589
Current portion of amount due from Equinox (note 9)	$	37,519
Non-current portion of amount due from Equinox (note 11)	$	35,070

The most likely amount of the contract asset was determined using a discounted cash flow method. The key assumptions used in the measurement of the remaining contract asset are summarized in the table below:



Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

	December 31, 2025	December 31, 2024
Gold price per oz	$3,430 - $3,520	$2,000
Timing of receipt of remaining contingent payments	2026 to 2027	2025 to 2026
Discount rate	5.56 %	5.56 %

Key assumptions

The determination of the most likely amount of the contract asset was performed utilizing Level 3 inputs of the fair value hierarchy, and including the following key assumptions:

- Future commodity price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date. The Company applied the variable consideration constraint in accordance with IFRS 15 *Revenue recognition from contracts with customers* through developing an established range of data points between the minimum and median of available future price estimates to reduce the likelihood of future reversal of the gain recognized on the sale of Greenstone Partnership.
- Expected timing of receipt of contingent payments were determined using the most recent production and public guidance disclosures for the Greenstone Mine and recently issued technical reports to estimate when the timing of the contingent payment thresholds would be met.
- Discount rate was based on a credit-risk adjusted rate representing the broader mining industry. This discount rate is not subject to change as the asset is re-measured on a periodic basis.

Future commodity prices and discount rate were assumptions applicable to all components of the measurement of the contract asset while production levels were a key assumption in the timing of the receipt of the milestone payments.

7. Amounts receivable

		2025		2024
Gold and copper concentrate sales receivable[1]	$	**53,324**	$	23,395
Molybdenum sales receivable[1]		**74,661**		47,302
Consumption and income tax receivables		**5,738**		2,274
Other receivables		**3,793**		2,070
Total amounts receivable	$	**137,516**	$	75,041

[1] Includes provisionally-priced receivables subject to mark-to-market adjustment (note 24c).



98

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

8. Inventories

		2025		2024
Stockpiles of ore	$	**56,791**	$	34,709
Gold in-circuit		**29,650**		4,321
Ore on leach pads		**21,295**		30,563
Gold doré		**—**		2,823
Copper and gold concentrate		**17,164**		9,016
Molybdenum inventory[1]		**127,604**		69,823
Total product inventories		**252,504**		151,255
Supplies (net of provision)[2]		**81,211**		82,994
Total inventories	$	**333,715**	$	234,249

[1] Includes a positive fair value adjustment of $0.6 million (2024 - positive $0.2 million).
[2] Net of a provision for supplies inventory obsolescence of $2.9 million as at December 31, 2025 (December 31, 2024 - $2.3 million). The non-current portion of supplies inventory is included in other non-current assets.

9. Other current assets and liabilities

		2025		2024
Other current assets				
Due from Equinox [1]	$	**37,519**	$	42,638
Prepaid insurance expenses		**9,229**		8,496
Deposits for consumable supplies		**1,924**		2,655
Prepaid assets		**6,156**		1,001
Other		**554**		554
Total other current assets	$	**55,382**	$	55,344
Other current liabilities				
Current portion of lease obligations (note 14)	$	**7,924**	$	6,393
Current portion of provision for reclamation (note 13)		**—**		5,113
Share repurchase liability (note 20)		**21,733**		7,597
Other		**2,327**		245
Total other current liabilities	$	**31,984**	$	19,348

[1] Relates to the current portion of amount due from Equinox related to the sale of its interest in the Greenstone Partnership expected to be received in the next twelve months (note 6).



Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

10. Property, plant and equipment

The following is a summary of the carrying value of property, plant and equipment ("PP&E"):

	Buildings, Plant and Equipment	Mineral Properties[1]	Capitalized Stripping Costs	Construction in Progress	Total
Cost					
January 1, 2024	$1,186,601	$ 602,104	$ 79,842	$ 70,456	$1,939,003
Additions	5,451	5,433	23,115	140,787	174,786
Disposal	(3,490)	—	—	—	(3,490)
Transfers	102,933	—	—	(102,933)	—
Balance December 31, 2024	**$1,291,495**	**$ 607,537**	**$ 102,957**	**$ 108,310**	**$2,110,299**
Additions	6,997	19,006	19,900	249,635	295,538
Disposal	(8,962)	—	—	(36)	(8,998)
Transfers	97,748	2,786	—	(100,534)	—
Balance December 31, 2025	**$1,387,278**	**$ 629,329**	**$ 122,857**	**$ 257,375**	**$2,396,839**
Accumulated depreciation and other charges					
January 1, 2024	$ 494,009	$ 146,036	$ 44,749	$ 16,703	$ 701,497
Charge for the year	93,215	18,948	5,932	—	118,095
Disposals	(3,152)	—	—	—	(3,152)
Impairment [2]	54	187,852	—	4,417	192,323
Balance December 31, 2024	**$ 584,126**	**$ 352,836**	**$ 50,681**	**$ 21,120**	**$1,008,763**
Charge for the year	99,809	19,330	16,967	—	136,106
Disposals	(8,556)	—	—	—	(8,556)
Impairment reversal[3]	(61,433)	(278,441)	—	—	(339,874)
Balance December 31, 2025	**$ 613,946**	**$ 93,725**	**$ 67,648**	**$ 21,120**	**$ 796,439**
Net book value					
Balance January 1, 2025	$ 707,369	$ 254,701	$ 52,276	$ 87,190	$1,101,536
Balance December 31, 2025	**$ 773,332**	**$ 535,604**	**$ 55,209**	**$ 236,255**	**$1,600,400**

[1] Includes exploration and evaluation assets related to the Goldfield Project and Kemess Project.
[2] Relates to impairment of the Goldfield Project (note 5).
[3] Relates to impairment reversal of the Goldfield Project and Kemess Project (note 5).

For the year ended December 31, 2025, $295.5 million (2024 - $174.8 million) of additions were capitalized to PP&E. For the year ended December 31, 2025, the Company entered into lease arrangements resulting in right-of-use asset additions of $6.3 million (2024 - $4.8 million) and disposed of PP&E with a carrying value of $0.4 million (2024 – $0.3 million). The net gain on disposal of $0.2 million (2024 – net gain of $0.6 million) was recorded in the other non-operating income line item in the consolidated statements of earnings and comprehensive income.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

11. Other non-current assets and liabilities

	2025	2024
Other non-current assets		
VAT and other tax receivables[1]	$ 6,413	$ 10,469
Non-current supplies inventory	346	1,732
Due from Equinox[2]	35,070	20,450
Other	2,020	749
Total other non-current assets	$ 43,849	$ 33,400
Other non-current liabilities		
Non-current portion of lease obligations	$ 10,867	$ 13,713
Non-current portion of deferred revenue[3]	24,362	20,187
Post-retirement benefits	2,312	1,634
Total other non-current liabilities	$ 37,541	$ 35,534

[1] Includes amounts related to the Öksüt Mine.
[2] Relates to the non-current portion of amount due from Equinox related to the sale of its interest in the Greenstone Partnership (note 6).
[3] Relates to the Additional Royal Gold Agreement (note 24a).

12. Accounts payable and accrued liabilities

	2025	2024
Trade payables and accruals[1]	$ 150,754	$ 79,581
Royalties payable [2]	77,295	63,192
Wages, salaries and benefits payable[3]	26,729	13,594
Amount due on the settlement of derivatives	46	84
Amount due to Royal Gold[4]	97,113	69,885
Liability for share-based compensation (note 20)	17,757	6,758
Total accounts payable and accrued liabilities	$ 369,694	$ 233,094

[1] Includes $61.7 million of provisionally-priced payables in the Molybdenum BU due to higher inventory purchases to support capacity ramp-up, subject to fair value adjustment as at December 31, 2025 (2024 - $10.5 million) (note 24c).
[2] Includes amounts related to the Öksüt Mine.Includes amounts related to the Öksüt Mine, payable to the Turkish government authorities and amounts related to the Mount Milligan Mine, payable to H.R.S. Resources Corp, inclusive of the amount accrued on the account of the recent judgment rendered by the Court of Appeal for British Columbia (note 22).
[3] Includes amounts related to vested but not yet paid awards.
[4] Royal Gold holds a streaming interest in the production at the Mount Milligan Mine. As a result, when a trade receivable is recorded in relation to a third-party customer gold and copper concentrate delivery, a corresponding liability to Royal Gold is recorded.



Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

13. Reclamation

a. *Reclamation provision*

The following table reconciles the beginning and ending carrying amounts of the Company's provision for reclamation.

		2025		2024
Development, exploration, care and maintenance sites [1]				
Balance, beginning of year	$	**176,579**	$	218,330
Changes in cost estimates		**8,519**		(3,905)
Changes in discount rate		**(8,975)**		(26,755)
Accretion		**7,205**		7,240
Liabilities settled		**(5,319)**		(9,539)
Foreign exchange revaluation		**5,330**		(8,792)
Balance, end of period	$	**183,339**	$	176,579
Operating sites [1]				
Balance, beginning of year	$	**94,729**	$	82,323
Changes in cost estimates		**9,956**		15,185
Changes in discount rate		**116**		(2,700)
Accretion		**4,005**		3,052
Foreign exchange revaluation		**2,307**		(3,131)
Balance, end of period	$	**111,113**	$	94,729
Current portion of reclamation provision		**—**		5,113
Non-current portion of reclamation provision		**294,452**		266,195
Total provision for reclamation	$	**294,452**	$	271,308

[1] Development, exploration and care and maintenance sites include the Endako Mine, Thompson Creek Mine, Kemess Project and Goldfield Project. Operating sites include the Mount Milligan Mine and Öksüt Mine.

The range of the nominal risk-free interest rate used in discounting the reclamation provision are presented below:

	As at December 31, 2025			**As at December 31, 2024**		
Range of nominal risk-free interest rate applied	**3.56%**	to	**4.84%**	**3.34%**	to	**4.78%**

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

b. Reclamation recovery

The recovery relating to the exploration and care and maintenance sites are attributable to the following factors:

		2025	2024
Changes in cost estimates	$	641 $	(6,184)
Changes in discount rate		(7,723)	(20,555)
Other		(398)	1,479
Total reclamation recovery	$	(7,480) $	(25,260)

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2025, the Company has provided the regulatory authorities with $272.7 million (December 31, 2024 - $249.6 million) in reclamation bonds and letters of credit for mine closure obligations.

14. Leases

The following table is a maturity analysis of the Company's contractual undiscounted payments required to meet obligations that have initial or remaining non-cancellable lease terms.

		2025	2024
Less than one year	$	9,164 $	7,647
One to three years		11,343	10,468
More than three years		1,913	5,005
Total undiscounted lease obligations	$	22,420 $	23,120

The following table sets out the carrying amounts of ROU assets included in PP&E in the consolidated statements of financial position and the movements during the period:

		2025	2024
Beginning balance	$	20,885 $	23,877
Additions		5,955	4,656
Amortization		(8,199)	(7,648)
Ending balance	$	18,641 $	20,885

The following table sets out the lease obligations included in the consolidated statements of financial position:

		2025	2024
Current (note 9)	$	7,924 $	6,393
Non-current (note 11)		10,867	13,713
Total lease obligations	$	18,791 $	20,106



Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The amounts recognized in the consolidated statements of earnings and comprehensive income related to lease obligations are as follows:

		2025		2024
Interest expense on lease liabilities	$	**1,446**	$	1,090
Amortization of ROU assets		**8,199**		7,648
Variable lease payments not included in the measurement of lease liabilities		**41,979**		39,680
Expenses relating to leases of low-value assets and short-term leases		**6,446**		5,130
Total recognized in the consolidated statements of earnings and comprehensive income	$	**58,070**	$	53,548

15. Revenue

Total revenue consists of the following:

		2025		2024
Gold revenue	$	**757,167**	$	748,874
Copper revenue		**178,503**		186,856
Molybdenum revenue		**342,946**		242,596
Other by-product revenue[1]		**27,999**		18,824
Revenue from contracts with customers	$	**1,306,615**	$	1,197,150
Provisional and final pricing adjustment on concentrate sales[2]		**73,193**		20,932
Metal content adjustments on concentrate sales		**4,754**		(3,579)
Total revenue	$	**1,384,562**	$	1,214,503

[1] Includes silver, rhenium, toll and sulfuric acid sales.
[2] Includes mark-to-market adjustment related to 11.5 million pounds of copper, 35,004 ounces of gold, and 79,710 pounds of molybdenum (December 31, 2024 - 20.1 million pounds of copper, 48,541 ounces of gold, and 49,572 pounds of molybdenum) in the gold and copper concentrate and molybdenum product shipments subject to final pricing as at the period-end.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Total revenue by metals, including metal content and provisional pricing adjustments on concentrate sales, is as follows:

		2025		2024
Gold revenue	$	812,041	$	764,925
Copper revenue		198,151		187,944
Molybdenum revenue		342,980		242,382
Other by-product revenue		31,390		19,252
Total revenue	$	**1,384,562**	$	1,214,503

Customer Information

The following table presents sales to the individual customers that exceed 10% of total revenue:

	Region		2025		2024
Customer 1	Türkiye	$	378,560	$	466,032
Customer 2	Canada		366,978		246,311
Customer 3	Canada		126,949		117,364
Total sales to customers exceeding 10.0% of total revenue		$	**872,487**	$	829,707
Percentage of total revenue			**63.0 %**		68.3 %

16. Other operating expenses

		2025		2024
Selling and marketing[1]	$	11,324	$	10,683
Study costs[2]		3,086		12,112
Unrealized gain on financial asset related to the Additional Royal Gold Agreement (note 24a)		(2,999)		(23,500)
Transaction costs related to the Additional Royal Gold Agreement (note 24a)		—		2,521
Other, net		1,175		605
Other operating expenses	$	**12,586**	$	2,421

[1] Primarily includes freight charges associated with the Mount Milligan Mine and the Langeloth Facility.
[2] Relates mostly to the site studies at the Mount Milligan Mine for the year ended December 31, 2024.



Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

17. Other non-operating income

	2025	2024
Interest income[1]	$ (20,797) $	(30,054)
Foreign exchange loss (gain) [2]	853	(21,812)
Unrealized (gain) loss on equity investments [3]	(8,837)	1,105
Gain on sale of PP&E	(200)	(603)
Other expenses	3,205	2,248
Other non-operating income	**$ (25,776) $**	**(49,116)**

[1] Primarily includes interest on bank term deposits.

[2] Primarily includes foreign exchange impact of the Turkish lira on the Company's income tax and royalties and impact of the Canadian dollar on the reclamation provision at the Endako Mine and Kemess project.

[3] Relates to short-term equity investments designated as fair value through profit and loss.

18. Finance Costs

	2025	2024
Standby and transaction fees	$ 2,025 $	2,028
Accretion expense on the provision for reclamation	11,210	10,292
Interest expense on lease liabilities	1,446	1,090
Other financing fees	380	1,254
Total finance costs	**$ 15,061 $**	**14,664**

19. Income Taxes

a. Income tax expense

	2025	2024
Current income tax expense	$ 98,785 $	87,456
Deferred income tax expense	48,233	6,207
Total income tax expense	**$ 147,018 $**	**93,663**

Income tax expense attributable to each geographical jurisdiction for the Company is as follows:

	2025	2024
Türkiye	$ 90,717 $	79,769
Canada	56,301	13,894
	$ 147,018 $	**93,663**

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Income tax expense differs from the amount that would arise from applying the Canadian federal and provincial statutory income tax rates to earnings before income tax as follows:

		2025		2024
Earnings before income tax	$	731,006	$	174,057
Income tax at statutory tax rate of 26.5%		193,716		46,125
Increase (decrease) due to:				
Difference between Canadian and foreign tax rates[1]		3,166		12,789
Change in unrecognized deductible temporary differences[2]		(76,318)		31,673
Impact of foreign currency on deferred tax balances		19,143		(4,310)
Non-deductible costs		3,366		3,298
Local mining taxes		3,954		4,104
Other		(9)		(16)
Income tax expense	$	**147,018**	$	93,663

[1] Income tax expense in 2025 included $22.9 million withholding tax expense (2024 - $15.0 million withholding tax expense) related to the Öksüt Mine.
[2] The change in unrecognized deductible temporary differences consists of $(36.3) million for Canada (December 31, 2024 - $(24.3) million), $(33.6) million for the United States (December 31, 2024 - $52.4 million) and $(6.4) million for Türkiye (December 31, 2024 - $3.6 million).

b. Deferred income tax assets and liabilities

The following are significant components of deferred income tax assets and liabilities:

		2025		2024
Deferred income tax assets				
Provisions and Tax Credits	$	48,600	$	64,456
Tax losses		116,900		63,956
Total deferred income tax assets	$	**165,500**	$	128,412
Deferred income tax liabilities				
Inventory	$	(13,700)	$	—
Property, plant and equipment		(152,800)		(71,679)
Investments in subsidiaries		(12,000)		(15,000)
Total deferred income tax liabilities	$	**(178,500)**	$	(86,679)
Net deferred income tax (liabilities) assets	$	**(13,000)**	$	41,733

The deferred income tax asset of $165.5 million is expected to be realized in more than one year. The deferred income tax liability of $178.5 million is expected to be realized in more than one year.



Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

After offsetting deferred income tax assets against deferred income tax liabilities in the same taxable entity, the resulting balances are as follows:

	2025	2024
Deferred income tax assets	$ 24,899	$ 60,133
Deferred income tax liabilities	(37,899)	(18,400)
Net deferred income tax (liabilities) assets	$ (13,000)	$ 41,733

A reconciliation of the movements of the net deferred income tax assets is provided below:

	2025	2024
Balance at the beginning of year	$ 41,733	$ 41,091
Deferred income tax expense recognized in the statements of earnings	(48,233)	(6,208)
Deferred income tax (expense) recovery recognized in other comprehensive (loss) income	(6,500)	6,850
Balance at the end of the year	$ (13,000)	$ 41,733

The Company has not recognized deferred income tax assets with respect to the following deductible temporary differences:

	2025	2024
Deductible temporary differences[1]	$ 414,400	$ 600,300
British Columbia mining tax deductible temporary differences	516,800	726,200
British Columbia mining tax credits	1,500	1,300
Capital losses	3,600	10,700
Total deductible temporary differences	$ 936,300	$ 1,338,500

[1] The deductible temporary differences consist of $273.5 million for Canada (December 31, 2024 - $245.6 million), $96.5 million for the United States (December 31, 2024 - $299.0 million) and $44.3 million for Türkiye (December 31, 2024 - $55.7 million).

The capital loss carry forwards and deductible temporary differences have no expiry date.

Expiry dates of tax losses	2031	Thereafter	Total
Non-capital tax losses[1]			
Canada	$ 28,162	$ 689,036	$ 717,198
United States	1,900	360,487	362,387
	$ 30,062	$ 1,049,523	$ 1,079,585

[1] Represents the gross amount of tax loss carry forwards translated at the closing exchange rate as at December 31, 2025.

The non-capital tax losses include $641.7 million of losses which are not recognized as deferred income tax assets. In addition, the non-capital tax losses for the United States include $75.6 million that are restricted due to the change in ownership.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

20. Shareholder's equity

a. Repurchases and cancellation of shares

NCIB

On November 10, 2025, the Company announced that it had received approval from the Toronto Stock Exchange ("TSX") to renew its NCIB program. Under the renewed NCIB, Centerra may purchase for cancellation up to an aggregate of 20,129,230 common shares in the capital of the Company during the twelve-month period commencing on November 10, 2025 and ending on November 9, 2026, representing approximately 10% of the public float.

During the year ended December 31, 2025, the Company repurchased and cancelled 11,493,316 common shares (2024 - 6,731,430 common shares) for a total consideration of $93.7 million (2024 - $44.1 million) at an average price of $8.15 (C$11.34) (2024 - $6.44, (C$8.81)) per share. The total consideration paid for the cancelled shares, including transaction costs, was treated as a reduction to common share capital.

Automatic Share Purchase Plan

On December 29, 2025, the Company initiated an automatic share purchase plan ("ASPP") under its NCIB by authorizing its independent broker to repurchase a fixed total value of Centerra common shares up to $21.7 million (2024 - $7.6 million) during the period ending February 23, 2026.

The Company recognized a financial liability associated with the total maximum amount that may be repurchased during that period by the broker, with an offsetting entry in the share capital line.

b. Earnings per share

Computation for basic and diluted earnings per share:

		2025		2024
Net earnings	$	583,988	$	80,394
Dilutive impact related to the RSUs [1]		—		(2,588)
Dilutive impact related to the PSUs [2]		—		(1,435)
Diluted earnings	$	583,988	$	76,371
Basic weighted average common shares (in thousands)		204,662		213,494
Dilutive impact of stock options (in thousands)		280		32
Dilutive impact related to the RSUs (in thousands)[1]		645		1,661
Dilutive impact related to the PSUs (in thousands)[2]		—		1,088
Diluted weighted average common shares (in thousands)		205,587		216,275
Earnings per share:				
Basic	$	2.85	$	0.38
Diluted	$	2.84	$	0.35

[1] Relates to the Company's Restricted Share Unit ("RSU") Plan.
[2] Relates to the Company's Performance Share Unit ("PSU") Plan.



Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

For the years ended December 31, 2025 and 2024, certain potentially anti-dilutive securities, including stock options were excluded from the calculation of diluted earnings per share due to the exercise prices being greater than the average market price of the Company's common shares for the respective periods.

Anti-dilutive securities, excluded from the calculation, are summarized below:

	2025	2024
RSUs and PSUs excluded from earnings per share (in thousands)	1,772	—
ASPP impact excluded from earnings per share (in thousands)	1,509	1,336

c. Share-based compensation

The impact of share-based compensation as of and for the years ended December 31, 2025 and 2024 is summarized as follows:

	2025		2024	
	Expense	Liability	Expense	Liability
Stock options	$ 978 $	— $	1,946 $	—
Performance share units[1]	6,753	4,719	126	2,425
Deferred share units	644	453	(259)	733
Restricted share units[1]	21,049	12,585	3,734	3,600
	$ 29,424 $	17,757 $	5,547 $	6,758

[1] Includes $1.6 million (2024 - $0.3 million) recorded in production costs.

Employee Stock Options

Under the Company's Stock Option plan, options to purchase common shares of the Company may be granted to officers and employees. The exercise price of options granted under this plan is not less than the weighted average common share price for the five trading days prior to the date of grant. Options granted vest over three years and expire after eight years from the date granted. The Black-Scholes model is used to estimate the fair value of stock options granted.

Centerra's stock options transactions during the year ended December 31, 2025 and 2024 were as follows:

	2025		2024	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance, January 1	2,542,451	C$ 8.25	2,930,958	C$ 8.60
Granted	891,969	8.41	737,202	7.01
Forfeited	(493,452)	(10.85)	(533,426)	(13.56)
Exercised	(712,278)	(8.23)	(592,283)	(6.96)
Outstanding, end of year	**2,228,690**	**C$ 7.99**	2,542,451	C$ 8.25
Options exercisable, end of year	**932,539**	**C$ 8.01**	1,286,615	C$ 9.23



Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The weighted average market price of shares issued for options exercised in the year ended December 31, 2025 was C$13.43 (December 31, 2024 - C$8.57).

The following table summarizes information related to share options outstanding at December 31, 2025:

	Share options outstanding			Share options exercisable		
Range	Number of options outstanding	Weighted Average remaining contractual life (years)	Weighted average exercise price (C$/share)	Number of options outstanding	Weighted Average remaining contractual life (years)	Weighted average exercise price (C$/share)
C$6.94 - C$6.95	418,067	4.40	$6.94	418,067	4.40	$6.94
C$6.96 - C$7.00	516,463	6.08	6.96	166,652	5.87	6.96
C$7.01 - C$8.18	187,404	5.53	7.29	110,993	5.48	7.31
C$8.19 - C$8.37	734,596	7.17	8.30	—	—	—
C$8.38 - C$19.03	372,160	4.53	10.33	236,827	3.33	10.96
Total	**2,228,690**	**5.82**	**$7.99**	**932,539**	**4.52**	**$8.01**

The Company used the Black-Scholes Option Pricing Model to estimate fair value of stock options using the following assumptions:

	2025	2024
Expected stock price volatility	**57.75% - 68.83%**	58.42% - 65.53%
Risk-free interest rate	**2.39% - 2.52%**	2.62% - 3.90%
Expected life (in years)	**3.8 - 4.8**	3.8 - 4.8
Expected dividend yield	**1.42% - 4.58%**	3.46% - 4.89%
Exercise price (C$/share)	**$8.30 - $19.03**	$8.06 - $9.48

Performance Share Units

Centerra's PSUs transactions during the years ended December 31, 2025 and 2024 were as follows:

Number of units	2025	2024
Balance, January 1	**1,311,423**	1,164,075
Granted	**736,230**	647,758
Exercised	**(223,785)**	(382,518)
Forfeited	**(419,036)**	(117,892)
Balance, December 31	**1,404,832**	1,311,423



Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Deferred Share Units

Centerra's DSUs transactions during the years ended December 31, 2025 and 2024 were as follows:

Number of units	2025	2024
Balance, January 1	256,344	274,061
Granted	34,391	47,975
Exercised	(87,015)	(65,692)
Balance, December 31	203,721	256,344

Restricted Share Units

Centerra's RSUs transactions during the years ended December 31, 2025 and 2024 were as follows:

Number of units	2025	2024
Balance, January 1	2,019,092	1,923,358
Granted	1,336,170	1,365,280
Redeemed	(1,150,226)	(1,071,810)
Forfeited	(200,936)	(197,736)
Balance, December 31	2,004,100	2,019,092

d. ESPP

In 2025, 217,246 common shares were subscribed for under the ESPP (2024 – 165,373 common shares) for a value of $1.5 million (2024 – $1.0 million).

e. Dividends

On February 19, 2026, the Board approved a quarterly dividend of C$0.07 per share to shareholders of record on March 12, 2026.

21. Supplemental cash flow disclosure

a. Bank interest received

During the year ended December 31, 2025, the Company received bank interest included in interest income (note 17) in the amount of $20.1 million (2024 - $29.3 million).



Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

b. Changes in working capital

	2025	2024
(Increase) decrease in amounts receivable	$ (74,275)	$ 739
(Increase) decrease in inventories	(90,493)	7,335
Decrease (increase) in other current assets	7,274	(8,019)
Increase in accounts payable and accrued liabilities	117,200	26,955
Changes in working capital	$ (40,294)	$ 27,010

c. Changes in liabilities arising from financing activities

	As at December 31, 2024	Changes from financing cash flows	Lease obligation additions	Impact of foreign exchange	Other	As at December 31, 2025
Lease obligations[1]	$ 20,107	$ (9,034)	$ 5,955	$ 766	$ 997	$ 18,791
Total liabilities from financing activities	$ 20,107	$ (9,034)	$ 5,955	$ 766	$ 997	$ 18,791

[1] Current portion of lease obligations included in other current liabilities (note 9). Non-current portion of lease obligations included in other liabilities (note 11).

	As at December 31, 2023	Changes from financing cash flows	Lease obligation additions	Impact of foreign exchange	Other	As at December 31, 2024
Lease obligations	$ 24,208	$ (7,675)	$ 4,530	$ (2,046)	$ 1,090	$ 20,107
Total liabilities from financing activities	$ 24,208	$ (7,675)	$ 4,530	$ (2,046)	$ 1,090	$ 20,107

22. Commitments and contingencies

Commitments

The Company had the following purchase commitments as of December 31, 2025, of which $53.5 million related to capital expenditures:

	2026	2027	2028	2029	Thereafter	Total
Purchase and capital commitments[1]	$ 534,659	$ 172,019	$ —	$ —	$ —	$ 706,678

[1] Includes amounts contracted for molybdenum concentrate purchases at the Langeloth Facility of $605.3 million.

Contingencies

On an ongoing basis, the Company is subject to various claims, tax audits and other legal disputes, the outcomes of which cannot be assessed with a high degree of certainty. The Company has been audited and reassessed by the British Columbia Ministry of Finance in respect of British Columbia mineral tax filings for the 2013 to 2019 taxation years. The Company believes the tax position it has taken is supportable and is disputing the reassessment. The Company does not expect the outcome of the reassessment to have a material effect on the Company's financial statements.



Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Mount Milligan Mine Royalty

The Company is subject of a claim made by H.R.S. Resources Corp. ("H.R.S."), the holder of a 2% royalty at Mount Milligan, in the first quarter of 2020. H.R.S. claimed that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the royalty agreement and has therefore underpaid amounts owing to H.R.S.. The B.C. Court of Appeal rendered a written decision on January 13, 2026, which determined that the Company should be calculating the royalty on the full amounts received from offtakers who purchase Mount Milligan concentrate, notwithstanding that under the Royal Gold Streaming Agreement, we are immediately required to use a portion of those proceeds to purchase gold and copper credits for delivery to Royal Gold. This decision overturned a previous written decision from the B.C. Supreme Court that stated, among other things, that the Company was correct to include the effect of the Royal Gold Streaming Agreement when calculating the royalty. The Company has until March 2026 to seek leave to appeal from the Supreme Court of Canada. The Company is currently assessing how to recalculate the royalty payments owed to H.R.S. historically and going forward but believes the potential exposure in relation to this claim from what the Company has accrued as of December 31, 2025, in the amount of $23.2 million is not materially different. Centerra expects that payment of amounts required by the B.C. Court Appeal's decision to be made in the first quarter of 2026.

23. Related party transactions

Transactions with key management personnel

The Company transacts with key management personnel, who have authority and responsibility to plan, direct and control the activities of the Company and receive compensation for services rendered in that capacity. Key management personnel include members of the Board of Directors and members of the senior leadership team.

During the years ended December 31, 2025 and 2024, remuneration to key management personnel was as follows:

Compensation of key management personnel

		2025		2024
Director fees earned	$	575	$	552
Salaries and benefits, including severance		8,224		6,393
Share-based compensation		8,445		1,098
Total compensation	$	**17,244**	$	8,043

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

24. Financial instruments

The Company's principal financial instruments include the Mount Milligan Mine's financial asset related to the Additional Royal Gold Agreement, equity investments and derivative financial instruments. Financial instruments also comprise amounts receivable (including embedded derivatives) and accounts payable. The Company's principal financial instruments not inclusive of amounts receivable and accounts payable are summarized in the table below:

	December 31, 2025	December 31, 2024
Other current financial assets		
Current derivative instrument assets (note 24b)	$ 2,566	$ 625
Current equity investments (note 24d)	11,967	3,130
	14,533	3,755
Other non-current financial assets		
Royal Gold financial asset (note 24a)	113,300	67,200
Non-current derivative instrument assets (note 24b)	255	17
	113,555	67,217
Non-current equity investments (note 24d)	105,870	9,785
Total other financial assets	$ 233,958	$ 80,757
Other current financial liabilities		
Current derivative instrument liabilities (note 24b)	$ 16,346	$ 12,707
	16,346	12,707
Other non-current financial liabilities		
Non-current derivative instrument liabilities (note 24b)	82,093	5,208
	82,093	5,208
Total other financial liabilities	$ 98,439	$ 17,915

The table below provides a breakdown of the changes in the fair value of derivative financial instruments and equity investments recognized in other comprehensive loss ("OCI") and the portion of the fair value changes reclassified to the statements of earnings:

	2025	2024
Increase in fair value of derivative instrument liabilities	$ (69,518)	$ (13,836)
Increase in fair value of equity investments accounted through fair value through other comprehensive income	45,779	1,978
Reclassified to net earnings	(14,429)	(6,788)
Decrease in fair value of financial instruments and equity investments included in OCI[1]	$ (38,168)	$ (18,646)

[1]   Includes tax expense of $6.5 million for the year ended December 31, 2025 (2024 - $(6.9) million tax recovery).



Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

a. *Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement*

The Mount Milligan Mine is subject to an arrangement with Royal Gold which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per pound of copper delivered. The Company accounts for the Additional Royal Gold Agreement as a financial asset and the fair value of the financial asset is re-measured at each reporting date with changes in fair value recorded as a gain or loss in other operating expenses.

On February 13, 2024, the Company and its subsidiary, TCM, entered into an Additional Royal Gold Agreement relating to the Mount Milligan Mine to increase cash payments for the Mount Milligan Mine's gold ounces and copper pounds delivered to Royal Gold dependent on specific delivery milestones.

On September 11, 2025, the Company issued the Mount Milligan Mine pre-feasibility study ("MTM PFS"), confirming an extension of the life of mine. The fair value of the financial asset was re-measured at that time to incorporate the extension to the life of mine.

The following is a summary of the changes in the financial asset included in other assets in the Company's consolidated statements of financial position:

Balance, February 13, 2024	$	**19,200**
Settlements during the period[1]		24,500
Fair value adjustments		23,500
Balance, December 31, 2024	$	**67,200**
Settlement of deferred gold consideration[2]		43,101
Fair value adjustments		2,999
Balance, December 31, 2025	$	**113,300**

[1] Represents the initial cash payment made during the period.
[2] Represents the value of the delivery of the first deferred gold consideration, settled in gold ounces.

The Company has also indemnified Royal Gold and its affiliates for up to $25 million of specified incremental taxes that may be assessed as a result of the Additional Royal Gold Agreement for a period of seven years. The Company considers the value associated with the indemnification to be nominal in its valuation of the financial asset based on remote probability of the cash outflow. The Company will continue to re-evaluate this assessment each period.

During the quarter, the first tranche of the deferred gold consideration was settled with Royal Gold as a result of the first production milestone for the Greenstone Mine being achieved. See note 6.



Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The key assumptions used in the measurement of the financial asset are summarized in the table below:

	December 31, 2025	December 31, 2024
Gold price per oz - short-term [1]	**$3,000 - $4,000**	$2,400 - $2,625
Gold price per oz - long-term	**$3,000**	$2,100
Copper price per lb - long term	**$4.50**	$4.25
Timing of delivery of deferred gold consideration (range of years)	**2026 to 2034**	2025 to 2034
Gold price volatility used in the Monte Carlo simulation	**18.5 %**	12.0 %
Discount rate	**6.25% - 7.63%**	6.75 %

[1] Short-term represents the years 2026-2029 as at December 31, 2025 (2025-2028 as at December 31, 2024).

The fair value of the financial asset is most sensitive to the key assumptions summarized below:

	Hypothetical Change	Impact on Value
Copper price per lb	**+/-$0.50/lb**	**+/- $19,570**
Discount rate	**+/-1%**	**+/- $18,930**

Key assumptions

The determination of the fair value of the financial asset was performed utilizing Level 3 inputs of the fair value hierarchy, and including the following key assumptions:

- Future commodity price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date and applying the Monte Carlo method to determine the applicable price for the additional cash payments for gold;
- Discount rate was based on the Company's estimated weighted-average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. Included in the weighted-average cost of capital is the incremental premium reflecting risk associated with permitting and construction of the second tailings storage facility;
- Timing of deferred gold consideration was determined based on the Company's best estimate of the timing to receive the gold ounces in relation to the sale of Centerra's 50% interest in the Greenstone Partnership;
- Gold price volatility used in the Monte Carlo simulation was determined by applying statistical methods to daily historical gold prices over the period equal to the life of Mount Milligan Mine; and
- Estimated future production profile, including production levels and operating and capital costs of the Mount Milligan Mine were determined with reference to the life of mine plan. The life of mine plan was updated in the third quarter of 2025 when the Company issued the MTM PFS. The production levels used were consistent with the volume of reserves developed as part of the Company's process for the estimation of mineral reserves and resources.

Future commodity prices and discount rate were assumptions applicable to all components of the measurement of the financial asset while production levels were a key assumption in the valuation of threshold payments and free cash flows interest payments components of the financial asset. Gold price volatility was an assumption used specifically in the Monte Carlo method applied in the valuation of additional cash payments for gold.



Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

b. *Derivative financial instruments*

The Company uses derivative financial instruments as part of its risk management program to mitigate exposures to various market risks including commodity prices, foreign exchange rates and diesel fuel prices. The Company's derivative counterparties are syndicate members of the Company's corporate credit facility. The Company monitors its derivative position exposures on an ongoing basis.

		December 31, 2025		December 31, 2024
Derivative instrument assets				
Current				
Foreign exchange contracts	$	1,752	$	—
Fuel contracts		—		28
Royal Gold deliverables[1]		814		597
		2,566		625
Non-current				
Foreign exchange contracts		250		—
Fuel contracts		5		17
		255		17
Total derivative instrument assets	$	2,821	$	642
Derivative instrument liabilities				
Current				
Foreign exchange contracts	$	259	$	11,948
Fuel contracts		1,370		583
Royal Gold deliverables[1]		56		176
Gold contracts		14,661		—
		16,346		12,707
Non-current				
Foreign exchange contracts		111		4,896
Fuel contracts		504		312
Gold contracts[2]		81,478		—
		82,093		5,208
Total derivative instrument liabilities	$	98,439	$	17,915

[1]   Relates to Royal Gold deliverables, which are gold and copper forward contracts for gold ounces and copper pounds, respectively, payable to Royal Gold.
[2]   Hedges associated with the Goldfield Project with floors at $3,200 for 2029 and 2030, with ceilings at an average of $4,438 and $4,705, respectively.



Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Hedge derivatives

The derivative instruments outstanding as at December 31, 2025 that are accounted for as cash flow hedges are summarized below:

Instrument	Unit	Average Strike Price 2026	2027	2028+	Type	Total Position[2]
Diesel Contracts						
ULSD zero-cost collars[1]	Litres	$0.60/$0.67	$0.50/$0.57	$—	Fixed	5,008,500
ULSD swap contracts[1]	Litres	$0.60	$0.58	$—	Fixed	34,868,700
Foreign exchange contracts						
US$/C$ zero-cost collars	CAD	$1.34/$1.39	$—	$—	Fixed	108,000,000
US$/C$ forward contracts	CAD	$1.37	$1.36	$—	Fixed	439,250,000
Gold Hedge Contracts						
Öksüt Mine zero-cost collars	Ounces	$2,400/$3,696	—	—	Fixed	20,000
Goldfield Project zero-cost collars[3]	Ounces	—	—	$3,200/$4,575	Fixed	117,000

[1] Ultra-low sulfur diesel ("ULSD").

[2] Total amounts expressed in the units identified.

[3] Hedges associated with the Goldfield Project with floors at $3,200 for 2029 and 2030, with ceilings at an average of $4,438 and $4,705, respectively.

Fuel contracts

The Company applies hedge accounting to derivative instruments it enters into to hedge a portion of its estimated future diesel fuel purchases at its Mount Milligan Mine operations and estimated future diesel fuel purchases at the Thompson Creek Mine, to manage the risk associated with changes in diesel fuel prices on the cost of operations. The fuel hedge contracts are expected to settle over time by the end of 2027.

Foreign exchange contracts

The Company applies hedge accounting to the foreign exchange contracts it enters into to hedge a portion of its future Canadian dollar denominated expenditures. The foreign exchange contracts are expected to settle over time by the end of 2027.

Gold contracts

In 2024, the Company entered into zero-cost collar contracts related to the Oksut Mine for 40,000 ounces in 2025 and 20,000 ounces in 2026. The derivatives expire evenly through each year.

In conjunction with the decision to proceed with the Goldfield Project on August 6, 2025, the Company entered into zero-cost collar contracts for 57,000 ounces in 2029 and 60,000 ounces in 2030 to protect project economics and support predictable cash flow during the ramp-up period. These contracts are expected to settle over time by the end of 2030.

The Company applies hedge accounting to gold contracts it enters to hedge a portion of the expected gold ounces sold to manage the risk associated with changes to the LBMA gold price in the case. The option collar contracts utilize a price floor, allowing for significant participation in upward price movements.



Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

These hedges result in cash inflows or outflows only when the underlying LBMA gold price is below the collar floor, or above the collar ceiling, respectively, at the time of settlement.

Non-hedge derivatives

The non-hedge derivative instruments outstanding as at December 31, 2025, are expected to settle by the end of the first quarter of 2026, and are summarized as follows:

Instrument	Unit	Total Position[1]
Royal Gold deliverables		
Gold forward contracts	Ounces	14,940
Copper forward contracts	Pounds	1,323,000

[1] Total amounts expressed in the units identified.

Royal Gold deliverables

For deliveries under the Mount Milligan Streaming Agreement, the Company delivers physical gold and copper warrants to Royal Gold based on a percentage of the gold ounces and copper pounds included in each final sale of concentrate to third party customers, including off-takers and traders (collectively, "MTM Customers"), within two days of receiving or making a final payment. If a final payment from the MTM Customers is not received or paid within five months of the bill of lading date, then the Company will deliver an estimated amount of gold ounces and copper warrants, based on the quantities from the provisional invoice, for an estimated 90% of the material they are due to pay, based on the provisional invoice quantities.

The Company receives payment from the MTM Customers in cash, thus requiring the purchase of physical gold and copper warrants in order to satisfy the obligation to pay Royal Gold. In order to hedge its gold and copper price risk, which arises from timing differences, when physical purchase and concentrate sales pricing periods do not match, the Company has entered into certain forward gold and copper purchase and sales contracts, pursuant to which it purchases gold and copper at an average price during a quotation period, and sells gold and copper at a spot price. These contracts are treated as derivatives and are not designated as hedging instruments. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices.

The following table is a sensitivity analysis of what the fair value would be due to an increase or a decrease of 10% in the price of all derivative instruments outstanding as at December 31, 2025:

	Fair value December 31, 2025	Fair value after increase of 10%	Fair value after decrease of 10%
Royal Gold deliverables	$ 758	$ 7,944	$ (6,428)
Gold contracts	$ (96,139)	$ (143,361)	$ (53,311)
Fuel contracts	$ (1,869)	$ 212	$ (3,967)
Foreign exchange contracts	$ 1,633	$ 43,883	$ (32,606)

c. Provisionally-priced contracts

Amounts receivable

Upon the shipment and sale of gold and copper concentrate to various off-takers, the Company typically receives a payment equal to an amount ranging from 90% to 95% of the contracted value of the



Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

contained metals, net of applicable treatment and refining charges, while the final settlement payment is not due for several months. The majority of molybdenum sales is not subject to provisional pricing; however, for a small number of shipments and sales of molybdenum products to customers, the Company receives a payment typically equal to an amount ranging from 90% to 100% of the contracted value of contained metal, net of applicable deductions, while the remaining payment, if any, is not due for several months.

Under the terms of these sales contracts, prices are subject to final adjustment, at the end of a future period, after control passes to the customer, based on quoted market prices during a quotation period specified in the contract. At the end of each reporting period, provisionally-priced receivables are marked to market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in gold, copper and molybdenum revenue.

The amount of trade receivables related to the sales of gold and copper concentrate and molybdenum products prior to mark-to-market adjustment, the mark-to-market adjustment made during the period, and the fair value of provisionally-priced receivables as at December 31, 2025 and December 31, 2024, are summarized as follows:

		December 31, 2025		December 31, 2024
Trade receivables prior to mark-to-market adjustment	$	50,407	$	27,199
Mark-to-market adjustment related to gold and copper concentrate sold		11,500		(2,727)
Mark-to-market adjustment related to molybdenum products sold		697		(31)
Provisionally-priced trade receivables	$	62,604	$	24,441

As at December 31, 2025 and December 31, 2024, the Company's net receivable position consists of copper, gold, and molybdenum sales contracts awaiting final pricing and is summarized as follows:

		Sales awaiting final pricing		Mark-to-market average price ($/unit)	
	Unit	**December 31, 2025**	**December 31, 2024**	**December 31, 2025**	**December 31, 2024**
Copper	Pounds	11,478,789	20,099,765	5.64	4.00
Gold	Ounces	35,004	48,541	4,338	2,641
Molybdenum	Pounds	79,710	49,572	22.57	21.39



Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Trade payables

Upon the purchase of molybdenum concentrate from various vendors, the Company typically pays an amount ranging from 95% to 100% of the contracted value of contained metal, net of applicable deductions while the final settlement payment is not due for several months. Under the terms of these concentrate purchase contracts, prices are subject to final adjustment at the end of a future period, after control passes to the Company based on quoted market prices during the quotation period specified in the contract. At the end of each reporting period, provisionally-priced purchases are recorded at fair value based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in inventory or production costs, as applicable.

Accounts payable related to the purchase of molybdenum concentrate prior to fair value adjustment, the fair value adjustments made during the period, and the fair value of provisionally-priced payables as at December 31, 2025 and December 31, 2024, are summarized as follows:

	December 31, 2025	December 31, 2024
Accounts payable prior to fair value adjustment	$ 61,433	$ 10,298
Fair value adjustment to molybdenum concentrate	224	202
Provisionally-priced accounts payable	$ 61,657	$ 10,500

As at December 31, 2025 and December 31, 2024, the Company's net position of molybdenum purchase contracts awaiting final pricing can be summarized as follows:

		Purchases awaiting final pricing		Fair value price ($/unit)	
	Unit	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Molybdenum	Pounds	1,155,206	1,275,577	$ 21.49	$ 20.09

d. Equity Investments

	December 31, 2025	December 31, 2024
Current portion of equity investments	$ 11,967	$ 3,130
Non-current portion of equity investments [1]	105,870	9,785
Total equity investments	$ 117,837	$ 12,915

[1] Relates to the shares of publicly traded entities, measured at fair value through OCI, including the investment in Thesis Gold Inc. of $40.5 million and investment in Liberty Gold Corp. of $30.3 million as at December 31, 2025.



Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

e. Fair value measurement

Classification and the fair value measurement by the level of financial assets and liabilities in the consolidated statements of financial position were as follows:

December 31, 2025

	Level 1	Level 2	Level 3	Total
Financial assets				
Financial asset related to the Additional Royal Gold Agreement	$ —	$ —	$ 113,300	$ 113,300
Provisionally-priced trade receivables	—	62,604	—	62,604
Equity investments	117,837	—	—	117,837
Derivative financial instruments	—	2,821	—	2,821
	$ 117,837	$ 65,425	$ 113,300	$ 296,562
Financial liabilities				
Provisionally-priced accounts payable	$ —	$ 61,657	$ —	$ 61,657
Derivative financial instruments	—	98,439	—	98,439
	$ —	$ 160,096	$ —	$ 160,096

December 31, 2024

	Level 1	Level 2	Level 3	Total
Financial assets				
Financial asset related to the Additional Royal Gold Agreement	$ —	$ —	$ 67,200	$ 67,200
Provisionally-priced trade receivables	—	24,441	—	24,441
Equity investments	12,915	—	—	12,915
Derivative financial instruments	—	642	—	642
	$ 12,915	$ 25,083	$ 67,200	$ 105,198
Financial liabilities				
Provisionally-priced accounts payable	$ —	$ 10,500	$ —	$ 10,500
Derivative financial instruments	—	17,915	—	17,915
	$ —	$ 28,415	$ —	$ 28,415

During the year ended December 31, 2025, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

Valuation Techniques

Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement

The fair value of the Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement utilizes a combination of a Monte Carlo simulation method and discounted cash flow method. The fair value measurement requires management to make estimates and assumptions with respect to the metal prices, expected production, operating and capital costs from the Mount Milligan Mine's life of mine



Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

projections, expected timing of delivery of Deferred Gold Consideration, gold price volatility used in the Monte Carlo simulation, probability of tax indemnity payments and a discount rate. As such, this financial asset is classified within Level 3 of the fair value hierarchy.

Equity investments

Equity investments representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy).

Provisionally-priced receivables

The fair value of receivables arising from copper, gold and molybdenum sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Provisionally-priced payables

The fair value of payables arising from molybdenum purchase contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these payables are classified within Level 2 of the fair value hierarchy.

Derivative financial instruments

The fair value of gold, copper, diesel and currency derivative financial instruments, classified within Level 2, are determined using derivative pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of the Company's derivative contracts includes an adjustment for credit risk.

25. Capital and financial risk management

The Company is exposed in varying degrees to certain financial risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by market uncertainty in inputs costs and revenue products within financial and commodity markets. The Company monitors and manages its financial and commodity risks in accordance with the financial risk management policy approved by the Company's Audit Committee.

The Company is exposed to the following types of risk and manages them as follows:

a. *Capital risk*

The Company's primary objective with respect to its capital management is to provide returns for shareholders by ensuring that it has sufficient cash resources to maintain its ongoing operations, pursue and support growth opportunities, continue the development and exploration of its mineral properties and satisfy debt repayment requirements and other obligations. The Company's capital structure consists of

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

lease obligations, letters of credit and equity. The Company has a $400 million revolving credit facility (the "Corporate Facility") which is undrawn as of December 31, 2025.

The Company manages its capital structure and makes adjustments in light of changes in its economic and operating environment and the risk characteristics of the Company's assets. For effective capital management, the Company implemented planning, budgeting and forecasting processes to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there is access to sufficient funds to meet its short-term business, operating and financing requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

b.   Foreign currency risk

The Company's operations are located in various geographic locations, exposing the Company to potential foreign exchange risk in its financial position and cash flows. As the Company operates in an international environment, some of the Company's financial instruments and transactions are denominated in currencies other than the US dollar, primarily the Canadian dollar and the Turkish lira. The operating results and financial position of the Company are reported in US dollar in the Company's consolidated financial statements. The fluctuation of the US dollar in relation to other currencies will consequently have an impact on the results of the Company and may also affect the value of the Company's assets and liabilities.

The Company utilizes hedging strategies to minimize exposure to the Canadian dollar which includes (but is not limited to) collars and forward instruments. The Company does not currently hedge the exposure to the Turkish lira. Based on Canadian dollar denominated assets and liabilities as at December 31, 2025, 10% strengthening of the US dollar against the Canadian dollar and 10% weakening of the US dollar against the Canadian dollar would result in a before-tax impact a +/- $0.5 million gain/loss, inclusive of the impact of hedging strategies. Based on the Turkish lira denominated assets and liabilities as at December 31, 2025, 10% strengthening of the US dollar against the Turkish lira and 10% weakening of the US dollar against the Turkish lira would result in a before-tax impact of a +/- $0.1 million gain/loss on the unhedged currency.

c.   Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Financial assets and financial liabilities with variable interest rates expose the Company to risk of changes in cash flows. The Company's cash and cash equivalents include highly liquid investments that earn interest at market rates. The amount of interest generated from these investments is proportional to the current interest rate. As at December 31, 2025, the majority of the cash and cash equivalents were comprised of interest-bearing assets. Based on amounts as at December 31, 2025, a 1% change in interest rates would result in a $5.3 million change to interest income.

No amounts were drawn from the Company's Corporate Facility as at December 31, 2025.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

d. Commodity price risk

The profitability of the Company's operations and value of its mineral resource properties is affected by changes in the current and expected future prices of gold, copper and molybdenum. Changes in the price of certain raw materials can also significantly affect the Company's cash flows.

Gold, copper and molybdenum prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including but not limited to, industrial, residential and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand due to speculative or hedging activities, macro-economic variables, geopolitical events and certain other factors related specifically to gold, including central bank reserves management.

To the extent that the price of gold, copper and molybdenum change over time, the fair value of the Company's mineral assets and cash flows improve or decline. A protracted period of depressed prices could impair the Company's operations and development opportunities, and significantly erode shareholder value. To the extent there are adverse changes to the price of certain raw materials (e.g., diesel fuel), the Company's profitability and cash flows may be impacted. The Company enters into derivative contracts to mitigate price risk for both gold and copper price movements on the Royal Gold stream and fuel hedge contracts to mitigate commodity price risk. The Company will also at times utilize gold and copper contracts to secure the prices for a portion of anticipated sales from the Öksüt Mine, Goldfield Project or Mount Milligan Mine concentrate sales not subject to the Royal Gold stream.

e. Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Credit risk arises principally from the Company's cash and cash equivalents, receivables from customers, and certain derivative instruments.

The Company holds its cash and cash equivalents in highly-rated financial institutions resulting in a low level of credit risk. The Company manages its cash holdings amongst these eligible counterparties based on assigned counterparty limits and evaluates the cash balances on a monthly basis to ensure compliance within these limits. For trade receivables and derivative financial instruments, historical levels of default have been negligible, resulting in a low level of credit risk. The Company mitigates credit risk by dealing with recognized creditworthy counterparties and limiting concentration risk. For derivative financial instrument liabilities, the Company assumes no credit risk when the fair value of an instrument is negative. The Company also manages counterparty risk through maintaining diversification limits for its eligible counterparties.

f. Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company finances its operations through a combination of operating cash flows, debt and, from time to time, through the issuance of equity. The Company primarily uses funds generated from operating activities to fund operational expenses, sustaining and development capital spending, strategic equity investments, interest and principal payments on its portfolio of leases and dividend distributions. The Company continuously monitors and reviews its actual and forecasted cash flows and manages liquidity risk by maintaining adequate cash and cash equivalents, by utilizing debt, if necessary, and by monitoring developments in the capital markets. Contractual maturities relating to lease obligations are set out in note 14 and contractual maturities relating to derivative instruments are set out in note 24. Other financial liabilities have maturities within one year of December 31, 2025.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

As at December 31, 2025, the Company has available total liquidity of $928.9 million (December 31, 2024 - $1,024.7 million), comprising cash of $528.9 million (2024 - $624.7 million) and the Corporate Facility balance available to be drawn of $400.0 million (2024 - $400.0 million). Corporate Facility availability is reduced by outstanding letters of credit.

The Company believes its cash on hand, available cash from the Company's Corporate Facility, and cash flow from the Company's operations will be sufficient to fund its anticipated operating cash requirements and development expenditures through at least the end of 2026.

26. Segmented information

The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision-maker ("CODM"). The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their respective performances.



Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Years ended December 31, 2025

	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$ 444,991	$ 581,526	$ 358,045	$1,384,562	$ —	$1,384,562
Cost of sales						
Production costs	156,490	300,769	351,268	808,527	—	808,527
Depreciation, depletion and amortization	48,532	59,182	4,528	112,242	—	112,242
Earnings from mine operations	$ 239,969	$ 221,575	$ 2,249	$ 463,793	$ —	$ 463,793
Exploration and evaluation costs	1,430	4,379	—	5,809	44,940	50,749
Corporate administration costs	—	—	—	—	32,369	32,369
Share-based compensation expenses	—	—	—	—	27,864	27,864
Care and maintenance expenses	—	—	5,788	5,788	13,281	19,069
Impairment reversal	—	—	—	—	(341,110)	(341,110)
Reclamation recovery	—	—	(3,525)	(3,525)	(3,955)	(7,480)
Other operating expenses	1,020	7,516	2,875	11,411	1,175	12,586
Earnings (loss) from operations	$ 237,519	$ 209,680	$ (2,889)	$ 444,310		$ 669,746
Gain on sale of Greenstone Partnership					(50,545)	(50,545)
Other non-operating income					(25,776)	(25,776)
Finance costs					15,061	15,061
Earnings before income tax						$ 731,006
Income tax expense					147,018	147,018
Net earnings						$ 583,988
Additions to PP&E	$ 51,848	$ 85,626	$ 156,369	$ 293,843	$ 1,695	$ 295,538

Years ended December 31, 2024

	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$ 465,693	$ 495,802	$ 253,008	$ 1,214,503	$ —	$1,214,503
Cost of sales						
Production costs	148,023	306,315	255,985	710,323	—	710,323
Depreciation, depletion and amortization	49,959	72,799	3,374	126,132	—	126,132
Earnings (loss) from mine operations	$ 267,711	$ 116,688	$ (6,351)	$ 378,048	$ —	$ 378,048
Exploration and evaluation costs	1,110	6,383	21,055	28,548	42,173	70,721
Corporate administration costs	—	—	—	—	32,685	32,685
Share-based compensation expenses	—	—	—	—	5,203	5,203
Care and maintenance expenses	—	—	9,306	9,306	12,891	22,197
Impairment loss	—	—	—	—	193,564	193,564
Reclamation recovery	—	—	(17,853)	(17,853)	(7,407)	(25,260)
Other operating expenses (income)	1,125	(7,203)	1,495	(4,583)	7,004	2,421
Earnings (loss) from operations	$ 265,476	$ 117,508	$ (20,354)	$ 362,630		$ 76,517
Gain on sale of Greenstone Property					(63,088)	(63,088)
Other non-operating income					(49,116)	(49,116)
Finance costs					14,664	14,664
Earnings before income tax						$ 174,057
Income tax expense					93,663	93,663
Net earnings						$ 80,394
Additions to PP&E	$ 54,679	$ 55,753	$ 62,304	$ 172,736	$ 2,050	$ 174,786



Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Geographical Information

The following table details the Company's revenue by geographic area[1] and information about the Company's non-current assets by location of the assets.

	Revenue		Non-current assets	
	Year ended December 31,		As at December 31,	
	2025	2024	2025	2024
Türkiye	$ 444,991	$ 465,693	$ 209,376	$ 220,681
United States	358,045	253,008	473,998	138,931
Langeloth Facility	358,045	253,008	28,469	31,299
Thompson Creek Mine	—	—	228,748	85,073
Goldfield Project	—	—	215,688	21,457
Other	—	—	1,093	1,102
Canada	581,526	495,802	1,197,029	904,288
Mount Milligan Mine	581,526	495,802	791,195	754,483
Endako Mine	—	—	25,460	27,427
Kemess Project	—	—	236,042	87,980
Corporate and other	—	—	144,332	34,398
Other	—	—	8,170	8,171
Total	$ 1,384,562	$ 1,214,503	$ 1,888,573	$ 1,272,071

[1] Presented based on the location from which the product originated.




Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

27. Subsequent events

On January 29, 2026, Centerra suspended operations at its Langeloth Facility near Pittsburgh, Pennsylvania following an explosion adjacent to the acid plant. No fatalities, serious injuries or significant environmental releases were reported. The safety and well-being of employees, contractors and the surrounding community remain Centerra's top priority. The Company is conducting a thorough investigation to determine the root cause of the incident, and that process remains ongoing.

Corporate Information

Directors[1]

PAUL N. WRIGHT
Chair

CRAIG MACDOUGALL

JACQUES PERRON

KAREN DAVID-GREEN

MICHAEL S. PARRETT

NANCY LIPSON

PAUL TOMORY

WENDY KEI

Officers[1]

PAUL TOMORY
President and Chief Executive Officer

DAVID HENDRIKS
Executive Vice President and
Chief Operating Officer

RYAN SNYDER
Executive Vice President and
Chief Financial Officer

CLAUDIA D'ORAZIO
Executive Vice President,
People, Technology and Supply Chain

HÉLÈNE TIMPANO
Executive Vice President,
Strategy and Corporate Development

LUKE JALSEVAC
Executive Vice President,
Major Projects

YOUSEF REHMAN
Executive Vice President,
Legal and Public Affairs

[1] As of February 19, 2026

Management[1]

ANDREY SHABUNIN
General Manager, Mount Milligan Mine

CHRISTOPHER RICHINGS
Vice President, Technical Services

DAVID MENEZES
Vice President, Global Supply Chain

DON WEEKS
General Manager, Thompson Creek Mine

ERIC DELL
Vice President,
British Columbia Operations

FATIH SOYDEMIR
Vice President, Country Manager, Türkiye

IAIN ANDERSON
General Manager, Öksüt

JACOB LOBASZEWSKI
Vice President, Finance

JESSICA FERGUSON
Vice President, Human Resources

KARINA BRIÑO
Vice President, External Affairs,
British Columbia

KARINE PEARSON
Vice President, Commercial

LISA WILKINSON
Vice President, Investor Relations
and Corporate Communications

MICHAEL FAIRBAIRN
Vice President, Corporate Development

RICHARD ADOFO
Vice President,
Exploration and Resources

TOBY CARRON
Vice President, Financial Planning & Analysis
and Treasury

TOM ONDREJKO
Vice President, Operations, Langeloth



Transfer Agent

For information on common share holdings, lost share certificates and address changes, contact:

TSX TRUST COMPANY
301-100 Adelaide Street West
Toronto, ON M5H 4H1
Canada

North America Phone Toll Free
1.800.387.0825 or 416.682.3860

Fax 1.888.249.6189
shareholderinquiries@tmx.com
www.tsxtrust.com

Stock Exchange

Toronto Stock Exchange (TSX)
Symbol: CG
New York Stock Exchange (NYSE)
Symbol: CGAU

Investor Relations Contact

investor@centerragold.com

Corporate Headquarters

1 University Avenue, Suite 1800
Toronto, ON M5J 2P1
Canada
Phone 416.204.1953
www.centerragold.com



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centerraGOLD

Centerra Gold Inc.
1 University Ave, Suite 1800
Toronto, Ontario M5J 2P1
Canada

investor@centerragold.com | centerragold.com